SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LUXOTTICA GROUP S.p.A.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, €0.06 Par Value Per Share,

Granted Pursuant to the Luxottica Group S.p.A. 2001 Stock Option Plan

and the Luxottica Group S.p.A. 2006 Stock Option Plan
(Title of Class of Securities)

55068R202
(CUSIP Number of Class of Securities)

Michael A. Boxer, Esq.

Senior Vice President & General Counsel

Luxottica U.S. Holdings Corp.

44 Harbor Park Drive

Port Washington, New York 11050

(516) 484-3800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Deutsche Bank Trust Company Americas 60 Wall Street New York, New York 10005 (212) 250-9100	David A. Sakowitz, Esq. Winston & Strawn LLP 200 Park Avenue New York, New York 10166 (212) 294-6700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$77,231,000	$4,309.49

*

Calculated solely for purposes of determining the filing fee. This amount assumes that eligible options to purchase 3,740,000 ordinary shares will be tendered for cancellation pursuant to this offer. The aggregate value of such options was calculated based on the average of the high and low prices reported for the Company’s American Depositary Shares (“ADSs”) on the New York Stock Exchange Composite Tape on May 13, 2009. Each ADS represents one ordinary share, par value €0.06 per share, of Luxottica Group S.p.A. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 (prorated for amounts less than US$1 million) of the transaction value. Accordingly, the filing fee is calculated by multiplying the aggregate transaction valuation by 0.00005580.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not applicable.	Filing party: Not applicable.
	Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.                                                     Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the document entitled “Offer to Reassign Share Options,” dated May 15, 2009 (as amended from time to time, the “Offer to Reassign”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.                                                     Subject Company Information.

(a)                        Name and Address.

The name of the issuer is Luxottica Group S.p.A., an Italian corporation (together with its subsidiaries, the “Company” or “Luxottica”), and the address and telephone number of its principal executive offices is Via C. Cantù 2, 20123 Milan, Italy, +39 02 863341. The information set forth in the Offer to Reassign under Section 9 (“Information About Luxottica; Summary Financial Information”) is incorporated herein by reference.

(b)                       Securities.

This Tender Offer Statement on Schedule TO relates to the solicitation by the Company of elections to have canceled outstanding options (the “Options”) to purchase the Company’s ordinary shares that were granted to employees of the Company who are resident in the United States (“U.S. employees”): either (a)(1) in February 2006 (such options, the “2006 Options”) pursuant to the Luxottica Group S.p.A. 2001 Stock Option Plan (the “2001 Option Plan”) or (2) in March 2007 (such options, the “2007 Options”) pursuant to the Luxottica Group S.p.A. 2006 Stock Option Plan (the “2006 Option Plan”), in order to receive new options that will be granted under and subject to the 2001 Option Plan (the “New Options”); or (b) in July 2006 under performance grants pursuant to the 2006 Option Plan (such options, the “2006 Performance Options”), in order to receive new options that will be granted under and subject to the 2006 Option Plan (the “New Performance Options”), with the New Options and New Performance Options to be granted upon the terms and subject to the conditions described in the Offer to Reassign. This solicitation (the “Offer”) excludes options held by option holders who are not employees of the Company on the date the Offer expires and the new options are granted. In the aggregate, there are 3,740,000 ordinary shares underlying the Options that are subject to this Offer, of which there are 395,000 underlying the 2006 Options, 445,000 underlying the 2007 Options and 2,900,000 underlying the 2006 Performance Options.  In the case of the 2006 Options and the 2007 Options, the Company will reassign to the option holder New Options to purchase the same number of ordinary shares underlying the eligible options surrendered, subject to the terms and conditions of the Offer to Reassign.  In the case of the 2006 Performance Options, the Company will reassign to the holder New Performance Options to purchase 0.5 ordinary shares for each one ordinary share underlying the eligible options surrendered, subject to the terms and conditions of the Offer to Reassign. The information set forth in the Offer to Reassign under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Cancellation and Grant of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)                        Trading Market and Price.

The information set forth in the Offer to Reassign under Section 7 (“Price Range of Ordinary Shares”) is incorporated herein by reference.

ITEM 3.                                                     Identity and Background of Filing Person.

(a)                        Name and Address.

The information set forth under Item 2(a) above and in Section 10 of the Offer to Reassign (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4.                                                     Terms of the Transaction.

(a)                        Material Terms.

The information set forth in the Offer to Reassign under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Options for Cancellation and Grant of New Options”), Section 6 (“Conditions of This Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information About Luxottica; Summary Financial Information), Section 11 (“Status of Options Acquired by Us in This Offer; Accounting

Consequences of This Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of This Offer; Termination; Amendment”) is incorporated herein by reference.

(b)                       Purchases.

The information set forth in the Offer to Reassign under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.                                                     Past Contacts, Transactions, Negotiations and Agreements.

(e)                        Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Reassign under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 6.                                                     Purposes of the Transaction and Plans or Proposals.

(a)                        Purposes.

The Offer is being conducted for compensatory purposes as described in the Offer to Reassign. The information set forth in the Offer to Reassign under Section 2 (“Purpose of This Offer”) is incorporated herein by reference.

(b)                       Use of Securities Acquired.

The information set forth in the Offer to Reassign under Section 5 (“Acceptance of Options for Cancellation and Grant of New Options”) and Section 11 (“Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer”) is incorporated herein by reference.

(c)                        Plans.

The information set forth in the Offer to Reassign under Section 2 (“Purpose of This Offer”) is incorporated herein by reference.

ITEM 7.                                                     Source and Amount of Funds or Other Consideration.

(a)                        Source of Funds.

The information set forth in the Offer to Reassign under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)                       Conditions.

The information set forth in the Offer to Reassign under Section 6 (“Conditions of This Offer”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(d)                       Borrowed Funds.

Not applicable.

ITEM 8.                                                     Interest In Securities of the Subject Company.

(a)                        Securities Ownership.

The information set forth in the Offer to Reassign under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)                       Securities Transactions.

The information set forth in the Offer to Reassign under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.                                                     Person/Assets, Retained, Employed, Compensated or Used.

(a)                        Solicitations or Recommendations.

Not applicable.

ITEM 10.                                              Financial Statements.

(a)                        Financial Information.

(1)                                 Set forth below are audited financial statements for the two fiscal years ended December 31, 2007 and 2006, as contained in the Company’s most recent Annual Report on Form 20-F for its fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on June 26, 2008:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

LUXOTTICA GROUP S.p.A.

We have audited the accompanying consolidated balance sheets of Luxottica Group S.p.A. (an Italian corporation) and subsidiaries (the “Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007.  Our audits also included the financial statement schedule listed in the Index at Item 18.  These financial statements and financial statement schedule are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 2 and 8 to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for uncertainty in income taxes to conform to Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Milan, Italy

June 24, 2008

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma	A Member of
Roma Torino Treviso Verona Vicenza	Deloitte Touche Tohmatsu

Sede Legale: Via Tortona 25 - 20144 Milano - Capitale Sociale: Euro 10.328.220,00 i.v.
Partita IVA/Codice Fiscale/Registro delle Imprese Milano n. 03049560166 - R.E.A. Milano n. 1720239

Deloitte & Touche S.p.A.
Via Tortona 25
20144 Milano
Italia

Tel:	+39 02 833.22111
Fax:	+39 02 833.22112
www.deloitte.it

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

LUXOTTICA GROUP S.p.A.

We have audited the internal control over financial reporting of Luxottica Group S.p.A and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in “Management’s Report on Internal Control over Financial Reporting”, management excluded from its assessment the internal control over financial reporting at Oakley Inc., D.O.C. Optics Corporation, and the 26 percent stake in RayBan Sun Optics India Ltd. (the “Acquired Entities”), which were acquired in November, February, and June 2007, respectively, and whose financial statements constitute approximately 29% of total assets, 3% of net sales and 1% of operating income of the consolidated financial statement amounts, as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at the Acquired Entities. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma	A Member of
Roma Torino Treviso Verona Vicenza	Deloitte Touche Tohmatsu

Sede Legale: Via Tortona 25 - 20144 Milano - Capitale Sociale: Euro 10.328.220,00 i.v.
Partita IVA/Codice Fiscale/Registro delle Imprese Milano n. 03049560166 - R.E.A. Milano n. 1720239

acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated June 24, 2008 expressed an unqualified opinion on those financial statements and financial statements schedule, and included an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” effective January 1, 2007.

Milan, Italy

June 24, 2008

LUXOTTICA GROUP S.p.A. and Subsidiaries

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2007 AND 2006 (*)

	2007	2007	2006
	(US $/000) (1)	(Euro/000)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$442,317	302,894	339,122
Marketable securities	31,170	21,345
Accounts receivable - net (Less allowance for doubtful accounts: € 25.5 million in 2007 (US $ 37.3 million) and € 22.7 million in 2006)	971,368	665,184	533,772
Sales and income taxes receivable	129,967	89,000	24,924
Inventories - net	839,696	575,016	400,895
Prepaid expenses and other	203,426	139,305	98,156
Deferred tax assets - net	172,101	117,853	96,595

Total current assets	2,790,045	1,910,597	1,493,464

PROPERTY, PLANT AND EQUIPMENT - net	1,544,679	1,057,782	787,201

OTHER ASSETS:
Goodwill	3,799,467	2,601,840	1,694,614
Intangible assets - net	1,907,323	1,306,117	830,362
Investments	25,801	17,668	23,531
Other assets	285,298	195,370	94,501
Deferred tax assets	99,142	67,891	45,205

Total other assets	6,117,031	4,188,887	2,688,213

TOTAL ASSETS	$10,451,755	7,157,266	4,968,878

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

	2007	2007	2006
	(US $/000) (1)	(Euro/000)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank overdrafts	$665,295	455,588	168,358
Current portion of long-term debt	1,157,459	792,617	359,527
Accounts payable	618,338	423,432	349,598
Accrued expenses
Payroll and related	194,194	132,983	145,005
Customers’ right of return	38,781	26,557	17,881
Other	450,850	308,738	229,713
Income taxes payable	28,205	19,314	155,195

Total current liabilities	3,153,123	2,159,229	1,425,277

LONG-TERM DEBT	2,813,301	1,926,523	959,735

LIABILITY FOR TERMINATION INDEMNITIES	83,107	56,911	60,635

DEFERRED TAX LIABILITIES - NET	362,704	248,377	95,124

OTHER LONG-TERM LIABILITIES	335,828	229,972	181,888

COMMITMENTS AND CONTINGENCIES

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	60,013	41,097	30,371

SHAREHOLDERS’ EQUITY:
Capital stock par value € 0.06 - 462,623,620 and 460,216,248 ordinary shares authorized and issued at December 31, 2007 and 2006, respectively; 456,188,834 and 453,781,462 shares outstanding at December 31, 2007 and 2006, respectively	40,534	27,757	27,613
Additional paid-in capital	405,887	277,947	203,016
Retained earnings	3,850,618	2,636,868	2,343,800
Accumulated other comprehensive loss, net of tax	(551,158)	(377,428)	(288,593)
Total	3,745,881	2,565,145	2,285,836
Less treasury shares at cost; 6,434,786 and 6,434,786 shares at December 31, 2007 and 2006, respectively	102,201	69,987	69,987
Total shareholders’ equity	3,643,680	2,495,158	2,215,849

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,451,755	7,157,266	4,968,878

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

LUXOTTICA GROUP S.p.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (*)

	2007	2007	2006	2005
	(US $/000) (1)		(Euro/000)

NET SALES	$7,251,929	4,966,054	4,676,156	4,134,263

COST OF SALES	(2,300,876)	(1,575,618)	(1,487,700)	(1,373,073)

GROSS PROFIT	4,951,053	3,390,436	3,188,456	2,761,190

OPERATING EXPENSES:
Selling and advertising	(3,021,770)	(2,069,280)	(1,948,466)	(1,755,536)
General and administrative	(712,397)	(487,843)	(484,002)	(424,253)

Total	(3,734,167)	(2,557,123)	(2,432,468)	(2,179,789)

INCOME FROM OPERATIONS	1,216,886	833,313	755,987	581,401

OTHER INCOME (EXPENSE):
Interest income	24,952	17,087	9,804	5,650
Interest expense	(130,694)	(89,498)	(70,622)	(66,171)
Other - net	28,885	19,780	(16,992)	18,429

Other income (expense) - net	(76,857)	(52,631)	(77,810)	(42,092)

INCOME BEFORE PROVISION FOR INCOME TAXES	1,140,029	780,681	678,177	539,309

PROVISION FOR INCOME TAXES	(399,393)	(273,501)	(238,757)	(199,266)

INCOME BEFORE MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	740,636	507,180	439,420	340,043

MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	(21,870)	(14,976)	(8,715)	(9,253)

NET INCOME FROM CONTINUING OPERATIONS	718,766	492,204	430,705	330,790

DISCONTINUED OPERATIONS, NET OF TAXES			(6,419)	11,504

NET INCOME	$718,766	492,204	424,286	342,294

EARNINGS PER SHARE: BASIC
Continuing Operations	1.58	1.08	0.95	0.73
Discontinued operations			(0.01)	0.03
Net Income	1.58	1.08	0.94	0.76

EARNINGS PER SHARE: DILUTED
Continuing Operations	1.57	1.07	0.94	0.73
Discontinued operations			(0.01)	0.03
Net Income	1.57	1.07	0.93	0.76

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands)
Basic	455,185	455,185	452,898	450,179
Diluted	458,531	458,531	456,186	453,303

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

LUXOTTICA GROUP S.p.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 (*)

							Accumulated
						Other	Other
			Additional		Unearned	Comprehensive	Comprehensive	Treasury	Total
	Common Stock		Paid-in	Retained	Stock-based	Income (Loss)	Income (Loss)	Shares Amount,	Shareholders'
	Shares	Amount	Capital	Earnings	Compensation	Net of Tax	Net of Tax	at Cost	Equity
BALANCES, JANUARY 1, 2005	455,205,473	27,312	47,167	1,812,073			(320,958)	(69,987)	1,495,607

Exercise of stock options	2,770,250	167	28,062						28,229
Translation adjustment						157,776	157,776		157,776
Aggregate stock based compensation			70,273		(70,273)
Realized stock based compensation					21,706				21,706
Minimum pension, liability, net of taxes of Euro 1.6 million						2,534	2,534		2,534
Tax benefit on stock options			4,677						4,677
Change in fair value of derivative instruments, net of taxes of Euro 2.3 million						4,694	4,694		4,694
Dividends declared (Euro 0.23 per share)				(103,484)					(103,484)
Net Income (continuing operations)				330,790		330,790			330,790
Income from discontinued operations				11,504		11,504			11,504
Comprehensive income						507,298

BALANCES, DECEMBER 31, 2005	457,975,723	27,479	150,179	2,050,883	(48,567)		(155,954)	(69,987)	1,954,033

Exercise of stock options	2,240,525	134	24,308						24,443
Translation adjustment						(126,853)	(126,853)		(126,853)
Effect of adoption of SFAS 123 R			(48,567)		48,567				0
Realized stock based compensation			47,969						47,969
Minimum pension, liability, net of taxes of Euro 0.4 million						(624)	(624)		(624)
Effect of adoption SFAS 158, net of taxes of Euro 5.5 million						(8,409)	(8,409)		(8,409)
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.5 million						1,244	1,244		1,244
Diluted gain on business combinations, SAB 5-H gain			21,847						21,847
Excess tax benefit on stock options			7,279						7,279
Change in fair value of derivative instruments, net of taxes of Euro 1.8 million						2,003	2,003		2,003
Dividends declared (Euro 0.29 per share)				(131,369)					(131,369)
Net Income (continuing operations)				430,705		430,705			430,705
Loss from discontinued operations				(6,419)		(6,419)			(6,419)
Comprehensive income						291,647

BALANCES, DECEMBER 31, 2006	460,216,248	27,613	203,016	2,343,800			(288,593)	(69,987)	2,215,849

Exercise of stock options	2,407,372	144	26,498						26,642
Translation adjustment						(90,881)	(90,881)		(90,881)
Effect of adoption of FIN 48				(8,060)					(8,060)
Realized stock based compensation			42,121						42,121
Adjustement to pension liability, net of taxes of Euro 3.9 million						9,688	9,688		9,688
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.9 million						(1,579)	(1,579)		(1,579)
Excess tax benefit on stock options			6,313						6,313
Change in fair value of derivative instruments, net of taxes of Euro 4.6 million						(6,062)	(6,062)		(6,062)
Dividends declared (Euro 0.42 per share)				(191,077)					(191,077)
Net Income				492,204		492,204			492,204
Comprehensive income						403,369

BALANCES, DECEMBER 31, 2007	462,623,620	27,757	277,947	2,636,868			(377,428)	(69,987)	2,495,158

Comprehensive income (1)						$589,040
BALANCES, DECEMBER 31, 2007 (1)	462,623,620	$40,534	$405,887	$3,850,618			$(551,158)	$(102,201)	$3,643,680
(US $/000) (1)

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

LUXOTTICA GROUP S.p.A. and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (*)

	2007	2007	2006	2005
	(US $/000)(1)		(Euro/000)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income from continuing operations	$718,766	492,204	430,705	330,790

Adjustments to reconcile net income to net cash provided by operating activitities:

Minority interest in income of consolidated subsidiaries	21,870	14,976	8,715	9,253
Non cash stock-based compensation	61,510	42,121	47,969	21,706
Excess tax benefits from stock-based compensation	(9,218)	(6,313)	(7,279)
Depreciation and amortization	339,977	232,813	220,797	184,652
Benefit for deferred income taxes	(65,768)	(45,037)	(72,509)	(91,297)
Loss (Gain) on disposals of fixed assets - net	(28,238)	(19,337)	4,930	6,559
Termination indemnities matured during the year - net	(5,249)	(3,595)	4,369	3,723

Changes in operating assets and liabilities, net of acquisition of businesses:
Accounts receivable	(81,349)	(55,707)	(83,107)	(33,634)
Prepaid expenses and other	(322,327)	(220,727)	8,568	(56,767)
Inventories	(61,209)	(41,916)	(27,658)	66,491
Accounts payable	65,695	44,988	76,021	49,615
Accrued expenses and other	(13,776)	(9,433)	(25,243)	(17,544)
Accrual for customers’ right of return	14,391	9,855	11,121	5,448
Income taxes payable	(134,556)	(92,142)	5,875	126,708

Total adjustments	(218,247)	(149,454)	172,569	274,914

Cash provided by operating activities from continuing operations	$500,519	342,750	603,274	605,704

	2007	2007	2006	2005
	(US $/000) (1)		(Euro/000)
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(488,863)	(334,769)	(272,180)	(220,016)
Disposals	43,371	29,700	21,563	1,022
Increase in investments			(5,872)
Purchases of businesses net of cash acquired	(2,177,433)	(1,491,086)	(134,114)	(86,966)
Sale of investment in Pearle Europe				144,000
Sale of Things Remembered			128,007
Additions of intangible assets	(5,671)	(3,883)	(1,140)	(4,479)

Cash used in investing activities of continuing operations	(2,628,596)	(1,800,038)	(263,737)	(166,439)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	3,132,968	2,145,428	84,100	373,462
Repayments	(986,920)	(675,834)	(233,378)	(623,338)
Swap termination fees				(7,062)
Repayment of acquired lines of credit	(243,253)	(166,577)
Increase (decrease) in overdraft balances	412,214	282,280	(101,008)	(17,813)
Exercise of stock options	38,905	26,642	24,443	28,229
Excess tax benefit from stock-based compensation	9,218	6,313	7,279
Dividends	(279,030)	(191,077)	(131,369)	(103,484)

Cash provided for (used in) financing activities of continuing operations	2,084,102	1,427,174	(349,933)	(350,006)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(43,975)	(30,114)	(10,395)	89,260

CASH AND EQUIVALENTS, BEGINNING OF YEAR	495,220	339,122	367,461	253,246

Effect of exchange rate changes on cash and cash equivalents	(8,928)	(6,114)	(17,944)	24,955

CASH AND EQUIVALENTS, END OF YEAR	$442,317	302,894	339,122	367,461

Cash provided by (used in) operating activities of discontinued operations			(5,688)	17,756
Cash provided by (used in) investing activities of discontinued operations			(9,186)	(9,340)
Cash provided by (used in) financing activities of discontinued operations			16,209	(8,318)

(DECREASE)INCREASE IN CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS			1,334	99

CASH RECLASSIFIED AS ASSETS OF DISCONTINUED OPERATION AT BEGINNING OF YEAR			4,795	4,103

EFFECT OF TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS			(557)	593

CASH RETAINED BY DISCONTINUED OPERATIONS UPON SALE			(5,572)

CASH INCLUDED IN ASSETS OF DISCONTINUED OPERATIONS AT END OF PERIOD				4,795

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for interest	106,897	73,202	67,496	61,770
Cash paid during the year for income taxes	663,067	454,062	242,628	153,287
Acquisition of businesses:
Fair value of assets acquired	796,052	545,129	10,863	3,702

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

LUXOTTICA GROUP S.p.A. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.         ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Luxottica Group S.p.A. and its subsidiaries (collectively “Luxottica Group” or the “Company”) operate in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

Through its manufacturing and wholesale distribution operations, Luxottica Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses, and, with the acquisition of Oakley Inc. (“Oakley”) in November 2007, the Company, through various Oakley subsidiaries, is a designer, manufacturer, and worldwide distributor of performance optics products.

Through its retail operations, as of December 31, 2007, the Company owned and operated 5,885 retail locations worldwide (5,280 locations at December 31, 2006) and franchised an additional 522 locations (439 locations at December 31, 2006) principally through LensCrafters, Inc., Sunglass Hut International Inc., OPSM Group Limited, Cole National Corporation (“Cole”) and Oakley. The retail division of Oakley (“O” retail) consists of owned retail locations operating under various names including “O” stores which sell apparel and other Oakley branded merchandise in addition to performance sunglasses. At December 31, 2007, our retail operations by geographic region and significant trade names were as follows:

	North America	Europe/Middle East	Australia/New Zealand/ South Africa	China/Hong Kong	Other	Total
LensCrafters	951			165		1,116
Sunglass Hut	1,738	110	287	6		2,141
Pearle and Licensed Brands	1,815					1,815
OPSM Group			551			551
Oakley	107				39	146
Other			32	84		116
Franchisee locations	414		108			522

Total	5,025	110	978	255	39	6,407

Luxottica Group’s net sales consist of direct sales of finished products manufactured under its own brand names or licensed brands to opticians and other independent retailers through its wholesale distribution channels and direct sales to consumers through its retail segment.

Demand for the Company’s products, particularly the higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which the Company operates.

The North America retail division’s fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 52-week periods ended January 1, 2006, December 30, 2006, and December 29, 2007.

Principles of consolidation and basis of presentation - The consolidated financial statements of Luxottica Group include the financial statements of the parent company and all wholly or majority-owned subsidiaries. During 2007 a subsidiary of the Company located in the United States acquired an additional 26 percent interest in an affiliated manufacturing and wholesale distributor, located and publicly traded in India, in which it previously held an approximate 44 percent. Until the time that the Company became the majority shareholder, this investment was accounted for under the equity method. The Company owns a 50 percent interest in an affiliated company located in Great Britain which is accounted for under the equity method. Investments in other companies in which the Company has less than a 20 percent interest with no ability to exercise significant influence are carried at cost. All intercompany accounts and transactions are eliminated in consolidation. Luxottica Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In accordance with Financial Accounting Standard Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, we account for all business combinations under the purchase method. Furthermore, we recognize intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgment and estimates are required in the determination of the valuation allowances against receivables, inventory and deferred tax assets, calculation of pension and other long-term employee benefit accruals, legal and other accruals for contingent liabilities and the determination of impairment considerations for long-lived assets, among other items. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions – Luxottica Group accounts for its foreign currency denominated transactions and foreign operations in accordance with SFAS No. 52, Foreign Currency Translation. The financial statements of foreign subsidiaries are translated into Euro, which is the functional currency of the parent company and the reporting currency of the Company. Assets and liabilities of foreign subsidiaries, which use the local currency as their functional currency, are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments are recorded as a separate component of “Accumulated other comprehensive income (loss).”

Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date. Gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables during the year, are recognized in the consolidated statement of income in such year. Aggregate foreign exchange transaction gain/(loss) for the fiscal years 2007, 2006 and 2005 were Euro 15.2 million, Euro (19.9) million and Euro 9.5 million, respectively.

Cash and Cash Equivalents – Cash and cash equivalents includes cash on hand, demand deposits, and highly liquid investments with an original maturity of three months or less, and amounts in-transit from banks for customer credit card and debit card transactions. Substantially all amounts in transit from the banks are converted to cash within four business days from the time of sale. Credit card and debit card transactions in transit were approximately Euro 25.5 million and Euro 23.4 million at December 31, 2007 and 2006, respectively.

Bank Overdrafts – Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit (see “Credit Facilities” included in Note 14 for further discussion of the short-term lines of credit) that the Company has obtained through local financial institutions. These facilities are usually short-term in nature or may contain provisions that allow them to renew automatically with a cancellation notice period. Certain subsidiaries’ agreements require a guarantee from Luxottica Group. Interest rates on these lines of credit vary and can be used to obtain various letters of credit when needed.

Inventories – Luxottica Group’s manufactured inventories, approximately 66.2 percent and 66.7 percent of total frame inventory for 2007 and 2006, respectively, are stated at the lower of cost, as determined under the weighted-average method, or market value. Retail inventories not manufactured by the Company or its subsidiaries are stated at the lower of cost as determined by the weighted-average cost, or market value. Inventories are recorded net of allowances for estimated losses. This reserve is calculated using various factors including sales volume, historical shrink results and current trends.

Property, Plant and Equipment - Property, plant and equipment are stated at historical cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

Estimated Useful Life

Buildings and building improvements	19 to 40 years

Machinery and equipment	3 to 12 years

Aircraft	25 years

Other equipment	5 to 8 years

Leasehold improvements	Lesser of 15 years or the remaining life of the lease

Maintenance and repair expenses are expensed as incurred. Upon the sale or disposition of property and equipment, the cost of the asset and the related accumulated depreciation and leasehold amortization are removed from the accounts and any resulting gain or loss is included in the consolidated statement of income.

Capitalized Leased Property – Capitalized leased assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term.

Goodwill – Goodwill represents the excess of the purchase price (including acquisition-related expenses) over the value assigned to the net tangible and identifiable intangible assets acquired. The Company’s goodwill is tested annually for impairment as of December 31 of each year in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Additional impairment tests are performed if, for any reason, the Company believes that an event has occurred that may impair goodwill. Such tests are performed at the reporting unit level which consists of four units, Wholesale, Retail North America, Retail Asia Pacific and Retail Other, as required by the provisions of SFAS 142. For the fiscal years 2007, 2006 and 2005 the Company has not recorded a goodwill impairment charge.

Trade Names and Other Intangibles – In connection with various acquisitions, Luxottica Group has recorded as intangible assets certain trade names and other intangibles which the Company believes have a finite life. Trade names are amortized on a straight-line basis over periods ranging from 20 to 25 years (see Note 7). Other intangibles include, among other items, distributor networks, customer lists and contracts, franchise agreements and license agreements, and are amortized over the respective useful lives. All intangibles are subject to test for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Aggregate amortization expense of trade names and other intangibles for the fiscal years 2007, 2006 and 2005 was Euro 69.5 million, Euro 68.8 million and 61.9 million, respectively.

Impairment of Long-Lived Assets – Luxottica Group’s long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the long-lived assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the long-lived assets, the Company records an impairment loss, if determined to be necessary. Such impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds the fair value in accordance with SFAS 144. The aggregate impairment loss on certain non-performing long-lived assets charged to the consolidated statements of income during fiscal years 2007, 2006 and 2005 was not material.

Store Opening and Closing Costs - Store opening costs are charged to operations as incurred in accordance with Statement of Position No. 98-5, Accounting for the Cost of Start-up Activities. The costs associated with closing stores or facilities are recorded at fair value as such costs are incurred. Store closing costs charged to the consolidated statements of income during fiscal years 2007, 2006 and 2005 were not material.

Self Insurance - The Company is self insured for certain losses relating to workers’ compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported.  The Company’s liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years. As of December 31, 2007 and 2006, self insurance accruals were Euro 40.9 million and 37.4 million, respectively.

Income Taxes - Income taxes are recorded in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. Changes in valuation allowances from period to period are included in the tax provisions in the relevant period of change.

As of January 1, 2007, the Company adopted Financial Accounting Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 must be applied to all existing tax positions for all open tax periods as of the date of adoption (see Note 8 for a tabular reconciliation of uncertain tax positions). The cumulative effect of adoption of FIN 48 of Euro 8.1 million was recorded as a reduction to retained earnings on the date of adoption.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of income. Accrued interest and penalties are included within the related tax liability in the consolidated balance sheet.

Liability for Termination Indemnities - The reserve for employee termination indemnities of Italian companies was considered a defined benefit plan through December 31, 2006 and was accounted for accordingly. Effective January 1, 2007, the Italian employee termination indemnity system was reformed, and such indemnities are subsequently accounted for as a defined contribution plan. Termination indemnities in other countries are provided through payroll tax and other social contributions in accordance with local statutory requirements (see Note 10).

Revenue Recognition - Revenues include sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Company’s managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues. Excluded from revenues and recorded net in expenses when applicable are amounts collected from customers and remitted to governmental authorities for taxes directly related to the revenue-producing transaction.

Revenue is recognized when it is realized or realizable and earned. Revenue is considered to be realized or realizable and earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

Wholesale Division revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of SFAS No. 48, Revenue Recognition When Right of Return Exists, are satisfied at the date of sale. Accordingly, the Company has recorded an accrual for the estimated amounts to be returned.  This estimate is based on the Company’s right of return policies and practices along with historical data and sales trends.  There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses. Total shipping costs in fiscal years 2007, 2006 and 2005 associated with the sale of goods in the Wholesale Division were Euro 8.3 million, Euro 7.3 million and Euro 6.0 million, respectively.

Retail Division revenues, including internet and catalogue sales, are recognized upon receipt by the customer at the retail location, or when goods are shipped directly to the customer for internet and catalog sales. In some countries, the Company allows retail customers to return goods for a period of time and, as such, the Company has recorded an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. As such, the right of return does not impact the timing of revenue recognition as all conditions of Statement of Financial Accounting Standards (“SFAS”) No. 48, Revenue Recognition When Right of Return Exists, are satisfied at the date of sale. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are likewise recognized as transactions occur in the

Company’s retail locations and customers take receipt of products and services. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. At December 31, 2007 and 2006 customer advances included in the consolidated balance sheet in “Accrued Expenses and Other” were Euro 22.9 million and Euro 21.8 million, respectively. Also included in Retail Division revenues are managed vision care revenues consisting of (i) insurance revenues, which are recognized when earned over the terms of the respective contractual relationships, and (ii) administrative services revenues, which are recognized when services are provided during the contract period. Accruals are established for amounts due under these relationships determined to be uncollectible.

Oakley licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

The Retail Division previously sold separately priced extended warranty contracts with terms of coverage of 12 months. Revenues from the sale of these warranty contracts are deferred and amortized over the lives of the contracts, while costs to service the warranty claims are expensed as incurred.

A reconciliation of the changes in deferred revenue from the sale of warranty contracts and other deferred items for the years ended December 31, 2007 and 2006, is as follows:

(thousands of Euro)	2007	2006
Beginning balance	15,798	41,099
Translation difference	(586)	(3,643)
Warranty contracts sold	—	30,151
Other deferred revenues	—	70
Amortization of deferred revenues	(15,212)	(51,879)
Total	—	15,798
Current	—	15,798
Non-current	—	—

The Company earns and accrues franchise revenues based on sales by franchisees which are accrued as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Company and when the related store begins operations. These initial franchise fees were immaterial for the fiscal years 2007, 2006 and 2005. Accruals are established for amounts due under these relationships when they are determined to be uncollectible.

The Wholesale and Retail Divisions may offer certain promotions during the year.  Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer.  Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Managed Vision Care Underwriting and Expenses - The Company sells vision insurance plans which generally have a duration of up to five years. Based on its experience, the Company believes it can predict utilization and claims experience under these plans, including claims incurred but not yet reported, with a high degree of confidence. Claims are recorded as they are incurred and certain other membership costs are amortized over the covered period.

Advertising and Direct Response Marketing – Costs to develop and create newspaper, radio and other media advertising are expensed as incurred. Costs to develop and create television advertising are expensed the first time the airtime is used. The costs to communicate the advertising are expensed the first time the airtime or advertising space is used with the exception of certain direct response advertising programs. Costs for certain direct response advertising programs are capitalized if such direct response advertising costs are expected to result in future economic benefit and the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising.  Such costs related to the direct response advertising are amortized over the period during which the revenues are recognized, not to exceed 90 days. Generally, other direct response program costs that do not meet the capitalization criteria are expensed the first time the advertising occurs. Advertising expenses incurred during fiscal years 2007, 2006 and 2005 were Euro 348.2 million, Euro 318.1 million and Euro 267.8 million, respectively, and no significant amounts have been reported as assets.

The Company receives a reimbursement from its acquired franchisees for certain marketing costs.  Operating expenses in the Consolidated Statements of Income are net of amounts reimbursed by the franchisees calculated based on a percentage of their sales.  The amounts received in fiscal years 2007, 2006 and 2005 for such reimbursement were Euro 16.8 million, Euro 19.2 million and Euro 15.5 million, respectively.

Earnings Per Share – Luxottica Group calculates basic and diluted earnings per share in accordance with SFAS No. 128, Earnings per Share. Net income available to shareholders is the same for the basic and diluted earnings per share calculations for the years ended December 31, 2007, 2006 and 2005. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period, except when the common stock equivalents are anti-dilutive. The following is a reconciliation from basic to diluted shares outstanding used in the calculation of earnings per share:

	2007	2006	2005

Weighted average shares outstanding – basic	455,184,797	452,897,854	450,179,073

Effect of dilutive stock options	3,345,812	3,287,796	3,124,353

Weighted average shares outstanding – dilutive	458,530,609	456,185,650	453,303,426

Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period	4,947,775	6,885,893	569,124

Stock-Based Compensation - Stock-based compensation represents the cost related to stock-based awards granted to employees. Stock-based compensation cost is measured at grant date based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The fair value of stock options is estimated using a binomial lattice valuation technique. Deferred tax assets are recorded for awards that result in deductions on income tax returns, based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which the deduction will be received. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the income tax return are recorded in Additional Paid-In Capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statements of income (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

Fair Value of Financial Instruments - Financial instruments consist primarily of cash and cash equivalents, marketable securities, debt obligations, and derivative financial instruments which are either accounted for as fair value or cash flow hedges, and starting in 2006, financial instruments also include a note receivable from a third party for the sale of Things Remembered Inc. (“TR Note”). Luxottica Group estimates the fair value of cash and cash equivalents and marketable securities based on interest rates available to the Company and by comparison to quoted market prices and its debt obligations, as there are no quoted market prices, based on interest rates available to the Company. The fair value associated with financial guarantees has been accrued for when applicable and is disclosed in Note 15. The fair values of letters of credit are not disclosed as it is not practicable for the Company to do so and substantially all of these instruments are in place for operational purposes such as security on leases and health benefits. The fair value of the TR Note was based on discounted projected cash flows utilizing an expected yield.

At December 31, 2007 and 2006, the fair value of the Company’s financial instruments approximated the carrying value except as otherwise disclosed.

Derivative Financial Instruments – Derivative financial instruments are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended and interpreted.

SFAS 133 requires that all derivatives, whether or not designed in hedging relationships, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income/(loss) (“OCI”) in the Statements of Consolidated Shareholders’ Equity and are recognized in the consolidated statements of income when the hedged item affects operations. The effect of these derivatives in the consolidated statements of income depends on the item hedged (for example, interest rate hedges are recorded in interest expense). For a derivative that does not qualify as a hedge, changes in fair value are recognized in the consolidated statements of income, under the caption “Other – net”.

Designated hedging instruments and hedged items qualify for hedge accounting only if there is a formal documentation of the hedging relationship at the inception of the hedge, hedging relationship is expected to be highly effective and effectiveness is tested at the inception date and at least every three months.

Certain transactions and other future events, such as (i) the derivative no longer effectively offsetting changes to the cash flow of the hedged instrument, (ii) the expiration, termination or sale of the derivative, or (iii) any other reason of which the Company becomes aware that the derivative no longer qualifies as a cash flow hedge, would cause the balance remaining in other comprehensive income to be realized immediately as earnings. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income relating to these cash flow hedges in fiscal 2008 is approximately Euro (1.2) million, net of taxes.

Luxottica Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management policy to reduce its exposure to market risks from changes in interest and foreign exchange rates. Although it has not done so in the past, the Company may enter into other derivative financial instruments when it assesses that the risk can be hedged effectively.

Defined Benefit Pensions - The funded status of the Company’s defined benefit pension plans is recognized in the consolidated statement of income. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at September 30, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”), which represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to an irrevocable trust fund, held for the sole benefit of participants, which are invested by the trust fund. Overfunded plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as a prepaid pension asset equal to this excess. Underfunded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a retirement benefit obligation equal to this excess. The current portion of the retirement benefit obligations represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets, measured on a plan-by-plan basis.

Net periodic pension benefit cost/(income) is recorded in the consolidated statements of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs/(credits) and (gains)/losses previously recognized as a component of gains and (losses) not affecting retained earnings and amortization of the net transition asset remaining in accumulated gains and (losses) not affecting retained earnings. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Certain events, such as changes in employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in the gains and (losses) not affecting retained earnings. The result of these events is amortized as a component of net periodic cost/(income) over the service lives of the participants.

Information Expressed in US Dollars - The Company’s consolidated financial statements are stated in Euro, the currency of the country in which the parent company is incorporated and operates. The translation of Euro amounts into US Dollar amounts is included solely for the convenience of international readers and has been made at the rate of Euro 1 to US Dollar 1.4603. Such rate was determined by using the noon buying rate of the Euro to US Dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007. Such translations should not be construed as representations that Euro amounts could be converted into US Dollars at that or any other rate.

Reclassifications - The presentation of certain prior year information has been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements –

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133  (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently assessing the impact of SFAS 161.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51, establishing new accounting and reporting standards for noncontrolling interests (formally known as “minority interests”) in a subsidiary and, when applicable, how to account for the deconsolidation of such subsidiary. The key differences include that non-controlling interests will be recorded as a component of equity, the consolidated income statements and statements of comprehensive income will be adjusted to include the non controlling interest and certain disclosures have been updated.  The statement is effective for the fiscal years and interim periods within those years beginning on or after December 15, 2008.  Earlier adoption is prohibited.  The Company has minority interests in certain subsidiaries and as such is currently evaluating the effect of adoption.

In December 2007, FASB issued SFAS No. 141(R), Business Combinations Revised (“SFAS 141(R)”), which revises the current SFAS 141. The significant changes include a change from the “cost allocation process” to determine the value of assets and liabilities to a full fair value measurement approach. In addition, acquisition related expenses will be expensed as incurred and not included in the purchase price allocation and contingent liabilities will be separated into two categories, contractual and non-contractual, and accounted for based on which category the contingency falls into. This statement applies prospectively and is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008.  Since it will be applied prospectively it will not have an effect on the current financial statements, however, since the Company participates in business combinations, in the future the Company believes this statement after the adoption date could have a significant effect on future operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB No. 115, which allows the Company to elect to record at fair value financial assets and liabilities, on an instrument by instrument basis, with the change being recorded in earnings.  Such election is irrevocable after elected for that instrument and must be applied to the entire instrument. The adoption of such standard is for fiscal years beginning after November 15, 2007. The adoption is not expected to have a material effect on the consolidated financial statements.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements, which establishes a definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require new fair value measurements but clarifies the definition, method and disclosure requirements of previously issued standards that address fair value measurements. The adoption of such standard is for fiscal years beginning after November 15, 2007. The Company is currently evaluating the accounting and disclosure requirements and their effect on the consolidated financial statements.

In September 2006, FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension Other Post Retirement Plans, which requires the Company to recognize an asset or liability for the funded status (difference between fair value of plan assets and benefit obligation, which for defined benefit pension plans is deemed to be the Projected Benefit Obligation) of its retirement plans and recognize changes in the funded status annually through other comprehensive income (“O.C.I.”). Additionally, the statement changes the date as of which the funded status can be measured (eliminates the 90 day window) with limited exceptions. The effective date of the recognition of the funded status is for years ending after December 15, 2006, and as such, refer to Note 10 for the effect on adoption. The effective date for the change in acceptable measurement date is for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact on the consolidated financial statements of changing its measurement date.

2.         RELATED PARTY TRANSACTIONS

Fixed Assets - In 2002, a subsidiary of the Company entered into an agreement with the Company’s Chairman to lease to him a portion of a building for Euro 0.5 million annually. The expiration date of this lease is 2010.

As of December 31, 2007 the receivable from the Company’s Chairman amounts to Euro 0.3 million (Euro 0.2 million as of December 31, 2006).

License Agreement – The Company has a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Brooks Brothers. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc. (“RBA”), which is owned and controlled by a Director of the Company. The license agreement expires in 2009. Royalties paid to RBA for such agreement were Euro 0.9 million, Euro 1.3 million and Euro 0.5 million in fiscal years 2007, 2006 and 2005 respectively.

In July 2004, the Company signed a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Adrienne Vittadini. The Adrienne Vittadini trade name was owned by RBA until November 2006 when the license was sold by RBA to a party unrelated to the Company. For fiscal years 2006 and 2005 royalties paid to RBA for such agreement were Euro 1.0 million and Euro 0.9 million.

As of December 31, 2007 the balance of accounts receivable and payable related to RBA (including service revenues described in the next paragraph) amount to Euro 0.0 million and Euro 0.4 million, respectively (Euro 0.1 million and Euro 0.7 million, as of December 31, 2006).

Service Revenues - During fiscal years 2007, 2006 and 2005, subsidiaries of Luxottica U.S. Holdings Corp. (“US Holdings”) performed certain services for RBA. Amounts received for the services provided were Euro 0.2 million, Euro 0.7 million and Euro 0.6 million, in fiscal 2007, 2006 and 2005, respectively.

Stock Incentive Plan - On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.a.r.l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Company’s authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006 and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. In 2007, 400,000 options from this grant were exercised.

Transactions with Former Chairman of Oakley — Certain of the Company’s Oakley associates perform services for a company owned by the former chairman of Oakley.  Total billings for services rendered by Oakley were Euro 0.4 million since the acquisition date. The agreement governing the provision of these services can be terminated at any time with a 30 day written notice. In addition, Oakley may incur other costs on behalf of the former chairman and such company that are reimbursed after such amounts are paid by Oakley or with a prepaid deposit. As of December 31, 2007, the aggregate amount due from the former chairman and such company was approximately Euro 0.1 million.

Oakley leases an aircraft from a different corporation owned by the former chairman of Oakley which expires January 31, 2009, subject to automatic annual extensions unless Oakley, in its discretion, terminates the agreement as of such date or any subsequent expiration date. The annual lease payment is approximately Euro 0.1 million and the Company bears all costs and expenses of operating and maintaining the aircraft. Oakley entered into time sharing agreements with the former chairman and various other entities controlled by him whereby the Company is reimbursed for costs of the aircraft when utilized by the former chairman or such other entities.

As of December 31, 2007 total receivables and payables from/to other related parties not considered in the above reported paragraphs amount to Euro 0.9 million and Euro 0.7 million, respectively (Euro 1.3 million and Euro 0.2 million as of December 31, 2006). These amounts mainly refer to commercial transactions with the companies Type 20 S.r.l. and Optica Limited.

3.         INVENTORIES - NET

Inventories – net consisted of the following (thousands of Euro):

	2007	2006
Raw materials and packaging	117,191	76,352
Work in process	52,132	49,650
Finished goods	492,839	320,146
Less: Inventory obsolescence reserves	(87,146)	(45,253)
Total	575,016	400,895

4.         SALE OF THINGS REMEMBERED

 On September 29, 2006, the Company sold its Things Remembered (“TR”) specialty gifts retail business to a private equity consortium for net cash consideration of Euro 128.0 million (US$ 162.1 including costs of US$ 5.3 million) and a promissory note with a principal amount of Euro 20.6 million (US$26.1 million). The TR business operated solely in the United States and was included in the retail segment of the Company’s operations as of December 31, 2004 and 2005. In the consolidated statements of income, for 2005 and 2006, the Company has reclassified sales, cost of sales and other expenses associated with the discontinued operations as a single line item after income from continuing operations but before net income. Revenues, income from operations, income before provision for income taxes and income tax provision reclassified under discontinued operations for the twelve-month periods ended December 31, 2005 and  2006, are as follows (thousands of Euro):

	2006 (1)	2005
Revenues	157,110	236,478
Income from operations	3,250	21,153
Income before provision for income taxes	761	18,260
Income tax provision	(45)	(6,756)

Gain/loss on sale	13,278	N/A
Income taxes on sale	(20,413)	N/A
(Loss)/Gain on discontinued operations	(6,419)	11,504

(1)        From January 1, 2006 through September 29, 2006

The promissory note has a stated interest rate of 15.0%. Interest is “paid-in-kind” annually in the form of an additional principal amount added to the outstanding principal balance. All unpaid interest and outstanding principal is due in March 2013. The promissory note is subordinated to certain other outstanding senior debt of the acquirer as defined in the promissory note. The promissory note has been classified as an “available-for-sale” security and as such changes in its fair value will be included in accumulated other comprehensive income and reclassified to earnings when realized. For fiscal 2006 and 2007 there were no amounts reclassified from other comprehensive income into earnings.

5.         ACQUISITIONS AND INVESTMENTS

a)     Oakley

On June 20, 2007, the Company and Oakley entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On November 14, 2007, the merger was consummated, the Company acquired all the outstanding common stock of Oakley which became a wholly owned subsidiary of the Company and its results of operations began to be included in the consolidated statements of income of the Company. The aggregate consideration paid by the Company to the former shareholders, option holders, and holders of other equity rights of Oakley was approximately Euro 1,425.6 million (US $2,091 million) in cash. In connection with the merger, the Company assumed approximately Euro 166.6 million (US $244.4 million) of outstanding indebtedness. The purchase price of 1,438.7 million (US $2,110.5 million) including approximately Euro 13.1 million (US $19.2 million) of direct acquisition related expenses  was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets acquired and the liabilities assumed. Although all valuations are not yet completed, the Company believes that the preliminary allocation of the purchase price is reasonable, but is subject to revisions upon completion of the final valuation of certain assets and liabilities, which is expected to occur during 2008. As such, the final allocation of the purchase price among the assets and liabilities acquired may change in 2008 to reflect the final amounts. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. No portion of this goodwill is deductible for tax purposes. The acquisition of Oakley was made as a result of the Company’s strategy to strengthen its performance sunglass wholesale and retail businesses worldwide.

The purchase price (including acquisition-related expenses) has been allocated based upon the fair value of the assets acquired and liabilities assumed as follows (thousands of Euro):

Assets acquired:
Cash and cash equivalents	62,396
Inventories	132,267
Property, plant and equipment	142,483
Deferred tax assets	29,714
Prepaid expenses and other current assets	11,326
Accounts receivable	104,569
Trade names and other intangible	544,578
Other assets	3,978

Liabilities assumed:
Accounts payable	(36,285)
Accrued expenses and other current liabilities	(82,434)
Deferred tax liabilities	(183,046)
Outstanding borrowings on credit facilities	(166,577)
Other long term liabilities	(22,891)
Bank overdrafts	(5,575)

Fair value of net assets	534,502

Goodwill	904,148

Total purchase price	1,438,650

The following table sets forth the Company’s unaudited pro forma consolidated results of operations assuming that the acquisition of Oakley was completed as of January 1 of each of the fiscal years shown below (in thousands of Euro except for earnings per share data):

	2007	2006

Net Sales	5,539,000	5,243,055

Net Income	470,363	385,896

Earnings per share
Basic	1.04	0.85
Diluted	1.04	0.85

Pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

b)         Other acquisitions and investments:

The following is a description of other acquisitions and investments. No pro forma financial information is presented, as these acquisitions were not material, individually or in aggregate, to the Company’s consolidated financial statements.

In February 2007, the Company completed the acquisition of certain assets and assumed certain liabilities of D.O.C Optics Corporation and its affiliates, an optical retail business with approximately 100 stores located primarily in the Midwest United States of America for approximately Euro 83.7 million (U.S. $110.2 million) in cash. The Company expects to convert the stores acquired to the current operating names, “LensCrafters” and “Pearle”. The purchase price, including direct acquisition-related expenses, was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The goodwill recorded in the consolidated financial statements as of December 31, 2007 totals Euro 70.4 million, of which Euro 64.9 million is deductible for tax purposes. The Company used various methods to calculate the fair value of the assets acquired and liabilities assumed and all valuations are not yet completed. The final allocation of the purchase price among the assets and liabilities acquired and the amount of the goodwill has been completed in 2008 resulting in no material differences from the purchase price allocation done in 2007. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in the United States of America.

During 2007, in compliance with the 2006 decision of the Supreme Court of India, the Company launched a public offering to acquire an additional 31 percent of the outstanding equity share capital of RayBan Sun Optics India LTD (“RBSO”). Effective upon the entry of the shares tendered in the offer into the share register on June 26, 2007 the Company increased its ownership interest in RBSO to 70.5 percent. As of such date, RBSO was consolidated into the financial statements. The operations of RBSO for the short period in 2007 and prior to our obtaining majority control were immaterial to the consolidated financial statements presented. The total cost of the shares acquired was approximately Euro 13 million (US $17.2 million). The Company recorded the acquisition as a “step-acquisition” and allocated the purchase price paid over the newly acquired proportional share of the fair value of RBSO assets and liabilities acquired. There were no substantial unrecognized intangibles, and as such, goodwill was recorded for the excess price paid over the net fair values of assets and liabilities of approximately Euro 9.1 million (US $ 12.3 million).

On July 1, 2006, the Company acquired certain assets and assumed certain liabilities from King Optical Group Inc. consisting of its 74 Canadian optical store chain known as Shoppers Optical (“SO”). The aggregate consideration paid by the Company to the former owners of SO was approximately Canadian dollar (“CDN$”) 68.8 million (Euro 48.3 million) in cash. In connection with the acquisition, the Company assumed no indebtedness. The purchase price of CDN$ 69.3 million (Euro 48.7 million), including approximately CDN$ 0.1 million (Euro 0.4 million) of direct acquisition-related expenses, was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 resulting in no material differences from the purchase price allocation done in 2006. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in Canada.

In July 2005, the Company announced that SPV Zeta S.r.l., a new wholly owned Italian subsidiary, would acquire 100 percent of the equity interest in Beijing Xueliang Optical Technology Co. Ltd. (“Xueliang Optical”) for a purchase price of Chinese Renminbi (“RMB”) 169 million (approximately Euro 17 million), plus RMB 40 million (approximately Euro 4 million) in assumed liabilities. Xueliang Optical has 79 stores in Beijing. The transaction was completed in April 2006 after the customary approvals by the relevant Chinese governmental authorities. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 22.6 million has been allocated to the fair market value of the assets and liabilities of the company at the acquisition date. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 with no material differences from the purchase price allocation performed in 2006, which resulted in the recognition of goodwill of Euro 21.3 million as of the date of acquisition. The acquisition was made as a result of the Company’s strategy to enter the retail business in The People’s Republic of China.

In October 2005, the Company announced that its new wholly owned Italian subsidiary, SPV Eta S.r.l., would acquire 100 percent of the equity interests in Ming Long Optical, the largest premium optical chain in the province of Guangdong, China, for a purchase price of RMB 290 million (approximately Euro 29 million). In July 2006 the Company completed the transaction after receiving the customary approvals by the relevant Chinese governmental authorities. Ming Long Optical operates a total of 278 locations in two of the top premium optical markets in mainland China, as well as in Hong Kong. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 30.3 million has been allocated to the fair market value of the assets and liabilities of the company at the acquisition date. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 with no material differences from the purchase price allocation performed in 2006, which resulted in the recognition of goodwill of Euro 15.8 million as of the date of acquisition. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in The People’s Republic of China.

In May 2006, the Company completed the purchase of the remaining 49% stake of the Turkish-based distributor Luxottica Gozluk Ticaret A.S. (“Luxottica Turchia”) for an amount of Euro 15 million. Goodwill of Euro 7.0 million representing the excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. In November 2006 Standard Gozluk Industri Ve Tircaret A.S. (“Standard”), a Turkish wholesaler fully owned by the former minority shareholders of Luxottica Turchia, merged with Luxottica Turchia. As a result of the merger the former shareholders of Standard received a minority stake of Luxottica Turchia of 35.16% and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 46.7 million has been allocated to the fair market value of the assets and liabilities of the company at the acquisition date. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 resulting in the recognition of intangible assets of approximately Euro 19.6 million and related deferred tax liabilities for approximately Euro 3.9 million and in the reduction of the goodwill recognized in 2006 by approximately Euro 15.7 million. The acquisition was made as a result of the Company’s strategy to continue expansion of its wholesale business in Turkey, in particular in the prescription frames market.

In November 2006, the Company completed the acquisition, which was announced in June 2006, of Modern Sight Optics, a leading premium optical chain that operates a total of 28 stores in Shanghai, China. These stores are located in premium and high-end commercial centers and shopping malls situated primarily in Shanghai’s downtown area and affluent residential areas. The Company acquired 100 percent of the equity interest in Modern Sight Optics for total consideration of RMB 140 million (approximately Euro 14 million). The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 16.3 million, including direct acquisition-related expenses, has been allocated to the fair market value of the assets and liabilities of the company as of the acquisition date. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 with no material differences from the purchase price allocation done in 2006 which resulted in the recognition of goodwill of Euro 15.9 million as of the date of acquisition. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in The People’s Republic of China.

In March 2007 the Company announced that it had acquired two prominent specialty sun chains in South Africa, with a total of 65 stores. The two acquisitions represent an important step in the expansion of the Company’s sun retail presence worldwide. Luxottica Group’s total investment in the two transactions was approximately Euro 10 million. The Company used various methods to calculate the fair value of the assets acquired and liabilities assumed and all valuations are not yet completed. The excess of the purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. The estimated preliminary goodwill totals Euro 8.3 million.

6.         PROPERTY, PLANT AND EQUIPMENT – NET

Property, plant and equipment-net consisted of the following (thousands of Euro):

	2007	2006

Land and buildings, including leasehold improvements	687,428	568,584
Machinery and equipment	697,776	629,362
Aircraft	40,222	40,385
Other equipment	439,696	363,417
	1,865,122	1,601,748

Less: accumulated depreciation and amortization	807,340	814,547
Total	1,057,782	787,201

Depreciation and amortization expense relating to property, plant and equipment for the years ended December 31, 2007, 2006 and 2005 was Euro 163.3 million, Euro 151.9 million and 122.8 million, respectively. Included in other equipment is approximately Euro 71.6 million and Euro 32.3 million of construction in progress as of December 31, 2007 and 2006, respectively. Construction in-progress consists mainly of the opening, remodeling and relocation of stores and the expansion of manufacturing facilities in Italy.

Certain tangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

7.         GOODWILL AND INTANGIBLE ASSETS - NET

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007, are as follows (thousands of Euro):

	Retail Segment	Wholesale Segment	Oakley	Total

Balance as of January 1, 2006	1,350,776	295,897	—	1,646,673

Acquisitions (a)	111,186	44,738		155,924

Adjustments on previous acquisitions (a)	(3,249)	—		(3,249)

Change in exchange rates (b)	(104,714)	(20)		(104,734)

Balance as of December 31, 2006	1,353,999	340,615	—	1,694,614

Acquisitions (a)	86,021	9,611	904,148	999,780
				—
Adjustments on previous acquisitions (a)		(15,678)		(15,678)
				—
Change in exchange rates (b)	(84,323)	4,393	3,054	(76,876)

Balance as of December 31, 2007	1,355,697	338,941	907,202	2,601,840

(a)     Goodwill acquired in 2006 consisted primarily of the acquisition in Turkey in the Wholesale segment, and of minor acquisitions in Retail segment. Goodwill acquired in 2007 mainly consists of the acquisition of Oakley, of the acquisition of the additional 26% of the net equity of the Indian subsidiary and of minor acquisitions in the Retail segment.

(b)    Certain goodwill balances are denominated in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Intangible assets-net consist of the following (thousands of Euro),

	2007	2006

LensCrafters trade name, net of accumulated amortization of Euro 76,080 thousand and Euro 77,518 thousand as of December 31, 2007 and 2006, respectively (a)	74,574	89,187

Ray-Ban acquired trade names, net of accumulated amortization of Euro 118,749 thousand and Euro 104,776 thousand as of December 31, 2007 and 2006, respectively (a)	160,747	174,424

Sunglass Hut International trade name, net of accumulated amortization of Euro 55,838 thousand and Euro 52,633 thousand as of December 31, 2007 and 2006, respectively (a)	150,969	176,207

OPSM acquired trade names, net of accumulated amortization of Euro 34,576 thousand and Euro 24,466 thousand as of December 31, 2007 and 2006, respectively (a)	112,467	123,158

Various trade names of Cole, net of accumulated amortization of Euro 5,313 thousand and Euro 8,617 thousand as of December 31, 2007 and 2006, respectively (a)	35,550	41,151

Cole distributor network, net of accumulated amortization of Euro 12,120 thousand and Euro 5,500 thousand as of December 31, 2007 and 2006, respectively (b)	66,716	79,054

Cole customer list and contracts, net of accumulated amortization of Euro 7,011 thousand and Euro 4,163 thousand as of December 31, 2007 and 2006, respectively (b)	39,066	45,969

Cole franchise agreements, net of accumulated amortization of Euro 2,515 thousand and Euro 1,927 thousand of December 31, 2007 and 2006, respectively (b)	12,961	15,199

Oakley acquired trade names, net of accumulated amortization of Euro 1,972 thousand at December 31, 2007 (see Note 5) (a)	376,937

Oakley Customer list, net of accumulated amortization of Euro 1,016 thousand at December 31, 2007 (see Note 5) (b)	143,548

Oakley other intangibles, net of accumulated amortization of Euro 1,099 thousand at December 31, 2007 (See note 5) (c)	22,475

Other intangibles, net of accumulated amortization of Euro 54,428 thousand and Euro 52,635 thousand as of December 31, 2007 and 2006, respectively (c)	110,107	86,013

Total	1,306,117	830,362

(a)     The LensCrafters, Sunglass Hut International, OPSM, Cole and Oakley trade names are amortized on a straight-line basis over a period of 25 years and the Ray-Ban trade names over a period of 20 years, as the Company believes these trade names to be finite-lived assets.

(b)    Distributor network, customer contracts and lists, and franchise agreements were identifiable intangibles recorded in connection with the acquisition of Cole in 2004 and of Oakley in 2007.  These assets have finite lives and are amortized on a straight-line basis over periods ranging between 20 and 25 years. The weighted average amortization period is 22.2 years.

(c)     Other identifiable intangibles have finite lives ranging between 3 and 17 years and are amortized on a straight line basis. The weighted average amortization period is 11.3 years. Most of these useful lives were determined based on the terms of the license agreements and non-compete agreements. During 2006, approximately Euro 11.4 million of intangibles related to a non compete agreement of Sunglass Hut International became fully amortized and were written off. During 2007, approximately Euro 5.8 million of intangibles became fully amortized and were written off.

Certain intangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Estimated annual amortization expense relating to identifiable assets, including the identifiable intangibles attributable to recent acquisitions for which the purchase price allocation is not final, is shown below (thousands of Euro):

Years ending December 31,
2008	81,618
2009	78,526
2010	78,253
2011	78,823
2012	76,826

8.         INCOME TAXES

Income before provision for income taxes and the provision for income taxes consisted of the following (thousands of Euro):

	2007	2006	2005
Income before provision for income taxes

Italian Companies	317,637	251,343	216,438
USA Companies	319,154	331,035	244,050
Other foreign Companies	143,890	95,799	78,821

Total income before provision for income taxes	780,681	678,177	539,309

Provision for income taxes

Current
Italian Companies	156,198	157,342	127,730
USA Companies	116,785	120,681	120,784
Other foreign Companies	61,742	33,206	40,855

Total provision for current income taxes	334,725	311,229	289,369

Deferred
Italian Companies	(47,736)	(23,016)	(74,874)
USA Companies	(10,592)	(3,392)	(14,295)
Other foreign Companies	(2,896)	(46,065)	(934)

Total provision for deferred income taxes	(61,224)	(72,473)	(90,103)

Total taxes	273,501	238,757	199,266

The Italian statutory tax rate is the result of two components: national (“IRES”) and regional (“IRAP”) tax. IRAP could have a substantially different base for its computation than IRES.

Reconciliation between the Italian statutory tax rate and the effective tax rate is as follows,

	Year ended December 31,
	2007	2006	2005

Italian statutory tax rate	37.3%	37.3%	37.3%
Aggregate effect of different rates in foreign jurisdictions	(1.7)%	(1.5)%	1.7%
Aggregate Italian tax benefit - net			(4.1)%
Aggregate effect of asset revaluation in Australia		(6.8)%
Aggregate effect of Italian restructuring	(5.3)%
Aggregate effect of change in tax law in Italy	2.1%
Effect of non-deductible stock-based compensation	1.1%	5.5%	3.0%
Aggregate other effects	1.5%	0.7%	(0.9)%

Effective rate	35.0%	35.2%	37.0%

In 2005, the Company elected, under newly established tax regulations in Italy, to step-up the tax basis of certain assets, net of certain tax amounts the Company paid in that period.

In 2006, the Australian subsidiaries of the Company elected to apply a new tax consolidation regime, which was introduced by the Australian government. By electing such new consolidation regime for tax purposes, certain intangible and fixed assets were revaluated for tax purposes increasing their tax basis. The increase in the tax basis became effective in 2006 upon filing the final 2005 tax return in December 2006.

The 2007 tax benefit of 5.3%, relates to the business reorganization of certain Italian companies which results in the release of deferred tax liabilities and is partially offset by the increase by 2.1% in the 2007 tax charge due to the change in the Italian statutory tax rates which results in the reduction of deferred tax assets.

The deferred tax assets and liabilities as of December 31, 2007 and 2006, respectively, were comprised of (thousands of Euro):

Amounts in thousands of Euro

	2007	2006
Deferred Income Tax Assets
Inventory	73,062	65,192
Insurance and other reserves	10,238	14,947
Loss on investments	—	1,094
Right of return reserve	13,464	8,934
Deferred revenue extended warranty contracts	824	7,192
Net operating loss carryforwards	45,224	44,449
Recorded reserves	1,381	4,318
Occupancy reserves	14,681	11,616
Employee-related reserves (including pension liability)	48,977	39,374
Trade name	72,686	84,013
Other	26,693	1,900
Fixed assets	24,472	28,211
Total Deferred Tax assets	331,702	311,240

Valuation Allowance	(27,088)	(29,781)

Net Deferred tax assets	304,614	281,458

Deferred Income Tax Liabilities
Trade name	(216,997)	(113,448)
Equity revaluation step-up		(40,950)
Other intangibles	(117,975)	(65,412)
Dividends	(11,933)	(13,308)
Other	(20,342)	(1,663)
Total Deferred Income Tax Liabilites	(367,247)	(234,782)

Net Deferred Income Tax Assets/(Liabilities)	(62,633)	46,676

Deferred income tax assets have been classified in the consolidated financial statements as follows:

Deferred Income Tax Assets - current	117,853	96,595
Deferred Income Tax Assets - non current	67,891	45,205
Deferred Income Tax Liabilities - non current	(248,377)	(95,124)
	(62,633)	46,676

On December 24, 2007,the Italian Government issued the Italian Finance bill of 2008 (the “2008 Bill”). The 2008 Bill decreases the national tax rate (referred to as “IRES”) from 33% to 27.5%, and the regional tax rate (referred to as “IRAP”) from 4.25% to 3.9%. The effect of this change created an additional Euro 8 million of deferred tax expense in 2007.

The Company does not provide for an accrual for income taxes on undistributed earnings of its non Italian operations to the related Italian parent company that are intended to be permanently invested. It is not practicable to determine the amount of income tax liability that would result had such earnings actually been distributed. In connection with the 2007 earnings of certain subsidiaries, the Company has provided for an accrual for income taxes related to declared dividends of earnings.

At December 31, 2007, a US subsidiary of the Company had Federal net operating loss carry-forwards (NOLs) of approximately Euro 93.5 million which may be used against income generated by restricted subgroups.  Substantially all of the NOLs begin expiring in 2019. Approximately Euro 231.1 thousands of these NOLs were used in 2007 and 2006, respectively.  The use of the NOL is limited due to restrictions imposed by U.S. tax rules governing utilization of loss carry-forwards following changes in ownership.  None of the net operating losses expired in 2007 or 2006. As of December 31, 2007, a US subsidiary of the Company had various state net operating loss carry-forwards, associated with individual states within the United States of America (SNOLs) totalling approximately Euro 3.4 million. These SNOLs begin expiring in 2008. Due to the Company’s US subsidiaries foreign operations, as of December 31, 2007, a US subsidiary of the Company has approximately Euro 3.9 million and Euro 5.1 million of non US net operating losses and foreign tax credit carry-forwards, respectively. These foreign NOLs and foreign tax credits will begin to expire in 2012 and 2013, respectively.

As of December 31, 2007 and 2006, the Company has recorded an aggregate valuation allowance of Euro 27.1 million and Euro 29.8 million, respectively, against deferred tax assets as it is more likely than not that the above deferred income tax assets will not be fully utilized in future periods.

A reconciliation of the amount of unrecognized tax benefits is as follows (amounts in thousands of Euro):

Balance — January 1, 2007	54,089
Gross increase — acquisition of Oakley	14,176
Gross increase — tax positions in prior period	5,018
Gross decrease — tax positions in prior period	(7,473)
Gross increase — tax positions in current period	5,796
Settlements	(2,799)
Lapse of statute of limitations	(8,851)
Change in exchange rates	(3,365)

Balance — December 31, 2007	56,591

Included in the balance of unrecognized tax benefits at December 31, 2007, are Euro 39.9 million of tax benefits that, if recognized, would affect the effective tax rate.

The Group does not anticipate the unrecognized tax benefits to change significantly during 2008.

The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the uncertain tax benefits noted above, the Company’s accrual for penalties and interest during 2007 is immaterial and in total, as of December 31, 2007, the Company has recognized a liability for penalties of approximately Euro 5.9 million and interest of approximately Euro 9.6 million.

The Group is subject to taxation in Italy and foreign jurisdictions of which only the U.S. federal is significant.

Italian companies’ taxes are subject to review pursuant to Italian law. As of December 31, 2007, tax years from 2002 through the most recent year were open for such review. Certain Luxottica Group subsidiaries are subject to tax reviews for previous years and, during 2005 a wholly owned Italian subsidiary was subjected to a tax inspection. As a result of this, some insignificant recorded losses were reversed and an immaterial amount was accrued for as a liability. Management believes no significant unaccrued liabilities will arise from the related tax reviews.

The Group’s U.S. federal tax years for 2004, 2005 and 2006 are subject to examination by the tax authorities.

9.         LONG-TERM DEBT

Long-term debt consists of the following (thousands of  Euro):

	2007	2006

Credit agreement with various Italian financial institutions (a)	185,000	245,000
Senior unsecured guaranteed notes (b)	97,880	165,022
Credit agreement with various financial institutions (c)	1,059,918	895,240
Credit agreement with various financial institutions for Oakley Acquisition (e)	1,369,582
Capital lease obligations, payable in installments through 2007	1,866	3,626
Other loans with banks and other third parties, interest at various rates payable in installments through 2014. Certain subsidiaries’ fixed assets are pledged as collateral for such loans (d)	4,894	10,374

Total	2,719,140	1,319,262

Current maturities	792,617	359,527

(a) In September 2003, the Company acquired its ownership interest of OPSM and more than 90 percent of the performance rights and options of OPSM for an aggregate of AUD 442.7 million (Euro 253.7 million), including acquisition expenses. The purchase price was paid for with the proceeds of a credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The credit facility includes a Euro 150 million term loan, which requires repayment of equal semi-annual instalments of principal of Euro 30 million starting on September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (5.315 percent on December 31, 2007). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2007, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (4.988 percent on December 31, 2007). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2007. Under this credit facility Euro 85 million and Euro 145 million were borrowed as of December 31, 2007 and 2006, respectively.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which will decrease by Euro 30 million every six months starting on March 30, 2007 (“Intesa OPSM Swaps”). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.45 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and throughout the year. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately Euro 0.44 million, net of taxes, is included in other comprehensive income as of December 31, 2007. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2008 is approximately Euro 0.41 million, net of taxes.

In December 2005, the Company entered into an unsecured credit facility with Banco Popolare di Verona e Novara. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2007, Euro 100 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent (4.98 percent on December 31, 2007). In 2007 the credit facility was renewed and therefore its final maturity is December 3, 2008. The Company can select interest periods of one, three or six months.

(b) On September 3, 2003, US Holdings closed a private placement of US $300 million (Euro 205.4 million at the exchange rate of December 31, 2007) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., a wholly owned subsidiary. The notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of December 31, 2007. In December 2005, US Holdings terminated the fair value interest rate swap agreement described below, and as such, US Holdings will amortize the final adjustment to the carrying amount of the hedged interest-bearing financial instruments as an adjustment to the fixed-rate debt yield over the remaining life of the debt. The effective interest rates on the Series A, B, and C Notes for their remaining lives are 5.64 percent, 5.99 percent, and 5.44 percent, respectively. Under this credit facility Euro 97.9 million and Euro 165.0 million were borrowed as of December 31, 2007 and 2006, respectively.

In connection with the issuance of the Notes, US Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the “DB Swaps”). The three separate agreements’ notional amounts and interest payment dates coincided with the Notes. The DB Swaps exchanged the fixed rate of the Notes for a floating rate of the six-month LIBOR rate plus 0.6575 percent for the Series A Notes and the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. These swaps were treated as fair value hedges of the related debt and qualified for the shortcut method of hedge accounting (assuming no ineffectiveness in a hedge in an interest rate swap). Thus the interest income/expense on the swaps was recorded as an adjustment to the interest expense on the debt, effectively changing the debt from a fixed rate of interest to the swap rate. In December 2005, the Company terminated the DB Swaps. The Company paid the bank an aggregate of Euro 7.0 million (US $8.4 million), excluding accrued interest, for the final settlement of the DB Swaps.

(c) On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 1,130 million and US $325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). The March 2006 amendment increased the available borrowings, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. On February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly instalments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of US $325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole.  Amounts borrowed under Tranche B will mature in March 2012. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2012. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and US Dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2007 was 4.976 percent for Tranche A, 5.449 percent for Tranche B, 5.239 percent on Tranche C amounts borrowed in US Dollars. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2006 and 2007. Under this credit facility, Euro 1,059.9 million and Euro 895.2 million was borrowed as of December 31, 2007 and 2006, respectively.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 (the “Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.48 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and throughout the year. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately Euro 2.9 million, net of taxes, is included in other comprehensive income as of December 31, 2007. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2008 is approximately Euro 2.2 million, net of taxes.

During the third quarter of 2007 the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of US $325.0 million with various banks (“Tranche B Swaps”). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of Libor for an average fixed rate of 4.67 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and throughout the year. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US $ (4.5) million, net of taxes, is included in other comprehensive income as of December 31, 2007. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2008 is approximately US $ (3.0) million, net of taxes.

(d) Other loans consist of several small credit agreements.

(e) On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately U.S. $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007 the Company and its subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1.0 billion, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500 million, made available to the Company. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on “Net Debt to EBITDA” ratio, as defined in the agreement (5.503 percent for Facility D and 5.458 percent for Facility E on December 31, 2007). The final maturity of the credit facility is October 12, 2012. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2007. US $1,500.0 million was borrowed under this credit facility as of December 31, 2007.

During the third quarter of 2007 the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of US $500.0 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of Libor for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and throughout the year. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US $ (1.4) million, net of taxes, is included in other comprehensive income as of December 31, 2007. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal 2008 is approximately US $ (3.6) million, net of taxes.

The short term bridge loan facility is for an aggregate principal amount of U.S. $500 million. Interest accrues on the short term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent (5.208 percent on December 31, 2007). The final maturity of the credit facility is eight months from the first utilization date.

Long-term debt, including capital lease obligations, matures in the years subsequent to December 31, 2007 as follows (thousands of Euro):

Year ended December 31,
2008	792,617
2009	133,876
2010	145,265
2011	185,170
2012	1,461,700
Following years	512
Total	2,719,140

10.       EMPLOYEE BENEFITS

Liability for Termination Indemnities -

With regards to staff leaving indemnities (“TFR”), Italian law provides for severance payments to employees upon dismissal, resignation, retirement of other termination of employment.  TFR, through December 31, 2006, was considered an unfunded defined benefit plan.  Therefore, through December 31, 2006, the Company accounted for the defined benefit plan in accordance with

EITF 88-1, “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan,” using the option to record the vested benefit obligation, which is the actuarial present value of the vested benefits to which the employee would be entitled if the employee retired, resigned or were terminated as of the date of the financial statements..

Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan, therefore each year, the Company adjusts its accrual based upon headcount and inflation and excluding the changes in compensation level.

There are also some termination indemnities in other countries which are provided through payroll tax and other social contributions in accordance with local statutory requirements. The related charge to earnings for the years ended December 31, 2007, 2006 and 2005 aggregated, Euro 15.4 million, Euro 12.9 million and Euro 12.0 million respectively.

Qualified Pension Plans – During fiscal years 2007 and 2006, the Company continued to sponsor a qualified noncontributory defined benefit pension plan, which provides for the payment of benefits to eligible past and present employees of certain U.S. subsidiaries of the Company (“U.S. Associates”) upon retirement.  Pension benefits are accrued based on length of service and annual compensation under a cash balance formula.

This pension plan was amended effective January 1, 2006 granting eligibility to U.S. Associates who work in the Cole Vision stores, field management, and the related labs and distribution centers.  Additionally, the Company amended the pension accrual formula for the Cole associates, as well as all new hires for the Company.  The new formula has a more gradual benefit accrual pattern.  However, the Pension Protection Act of 2006 will require a change to the Plan’s vesting schedule effective January 1, 2008.

As of the effective date of the Cole acquisition, the Company assumed sponsorship of the Cole National Group, Inc. Retirement Plan (“Cole Plan”).  This is a qualified noncontributory defined benefit pension plan that covers Cole employees who have met eligibility service requirements and are not members of certain collective bargaining units. The pension plan provides for benefits to be paid to eligible past and present employees at retirement based primarily upon years of service and the employees’ compensation levels near retirement. In January 2002, the Cole Plan was frozen for all participants. The average pay for all participants was frozen as of March 31, 2002, except for those who were aged 50 with 10 years of benefit service as of that same date, whose service will continue to increase as long as they remain employed by the Company.

As of December 31, 2007, the Cole Plan was merged into the existing U.S. Associates Pension Plan. The projected benefit obligation and the fair value of net assets transferred on such date were Euro 34.2 million (US $49.9 million) and Euro 37.6 million (US $54.9 million), respectively. Upon the merger, there were no changes to the provisions or benefit formulas of the plan.

Nonqualified Pension Plans and Agreements – The Company also maintains a nonqualified, unfunded supplemental executive retirement plan (“SERP”) for participants of its U.S. Associates qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing U.S. tax law.  The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

Starting January 1, 2006, this plan’s benefit provisions were amended to mirror the changes made to the Company’s qualified pension plan.

A subsidiary of the Company sponsors the Cole National Group, Inc. Supplemental Pension Plan.  This plan is a nonqualified unfunded supplemental executive retirement plan for certain participants of the Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole’s Chief Executive Officer at such time.  This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law.  The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

The following tables provide key information pertaining to the Company’s U.S. pension plans and SERP.  The Company uses a September 30 measurement date for these plans.

Obligations and Funded Status (thousands of Euro):

	Pension Plans		SERP
	2007	2006	2007	2006

Change in benefit obligations:
Benefit obligation — beginning of period	272,248	278,947	8,320	6,530
Service cost	16,449	13,326	504	335
Interest cost	15,606	15,090	589	442
Actuarial (gain)/loss	(1,690)	3,195	1,871	1,832
Plan amendments		297
Benefits paid	(8,573)	(9,373)	(219)	(23)
Translation difference	(27,254)	(29,234)	(970)	(796)
Benefit obligation — end of period	266,786	272,248	10,095	8,320

	Pension Plans		SERP
	2007	2006	2007	2006

Change in plan assets:
Fair value of plan assets — beginning of period	216,792	206,316
Actual return on plan assets	24,203	14,514
Employer contribution	16,717	27,610	219	23
Benefits paid	(8,573)	(9,373)	(219)	(23)
Translation difference	(22,564)	(22,275)
Fair value of plan assets — end of period	226,575	216,792	0	0

Funded status	(40,211)	(55,456)	(10,095)	(8,320)

Amounts recognized in the consolidated balance sheets as of December 31, 2007 and 2006, consist of the following (thousands of Euro):

	Pension Plans		SERP
	2007	2006	2007	2006
Liabilities:
Current liabilities	—	—	770	232
Noncurrent liabilities	40,211	55,456	9,325	8,088
Total accrued pension liabilities	40,211	55,456	10,095	8,320

Other comprehensive income:
Net loss	28,380	43,690	3,898	2,799
Prior service cost	283	881	17	29
Contributions after measurement date	—	—	5	3
Accumulated other comprehensive income	28,663	44,571	3,920	2,831

The accumulated benefit obligations for the pension plans and SERP as of September 30, 2007 and 2006, were as follows (thousands of Euro):

	Pension Plans		SERP
	2007	2006	2007	2006

Accumulated benefit obligations	245,829	255,239	7,989	6,542

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Net Periodic Benefit Cost:
Service cost	16,449	13,326	504	335
Interest cost	15,606	15,090	589	442
Expected return on plan assets	(16,703)	(15,837)	—	—
Amortization of actuarial loss	2,640	3,277	413	299
Amortization of prior service cost	547	561	9	10

Net periodic benefit cost	18,539	16,417	1,515	1,086

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net loss (gain)	(9,191)	4,518	1,871	1,831
Prior service cost	—	297	—	—
Amortization of actuarial loss	(2,640)	(3,277)	(413)	(299)
Amortization of prior service cost	(547)	(561)	(9)	(10)

Total recognized in other comprehensive income	(12,378)	977	1,449	1,522

TOTAL	6,161	17,394	2,964	2,608

The estimated net loss and prior service cost for the U.S. defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are Euro 0.7 million and Euro 0.1 million, respectively. The estimated net loss and prior service cost for the SERP plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are Euro 0.3 million and 0.0, respectively.

Assumptions

	Pension Plans		SERP
	2007	2006	2007	2006

Weighted-average assumption used to determine benefit obligations:
Discount Rate	6.50%	6.00%	6.50%	6.00%
Rate of compensation increase	6%/5%/4%	4.50%	6%/5%/4%	4.50%

Weighted-average assumption used to determine net periodic benefit cost for years ended December 31, 2007 and 2006:
Discount rate	6.00%	5.75%	6.00%	5.75%
Expected long-term return on plan assets	8.25%	8.25%	N/A	N/A
Rate of compensation increase	4.50%	4.25%	4.50%	4.25%
Mortality table	RP-2000	RP-2000	RP-2000	RP-2000

In the past, the Company has used a flat rate assumption for its rate of compensation increases. Based on a study of historical experience performed by the Company’s actuary, the Company has moved to an assumption for salary increases based on a graduated approach as opposed to the flat rate assumption used in the past.  This study reviewed plan experience for the three years preceding the January 1, 2006 actuarial valuation. The Company’s experience shows salary increases that typically vary by age. Therefore, the 2007 assumption related to salary increases was changed to better match historical experience and reflects an increase of 4%, 5% or 6% depending on the age of the participant.

For 2007, the Company’s long-term rate of return assumption on the pension plans’ assets was 8.25%.  In developing this assumption, the Company considered input from its third-party pension asset managers, investment consultants and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions. The Company also considered the pension plans’ historical average return over various periods of time (through December 31, 2006). The resulting assumption was also benchmarked against the assumptions used by other U.S. corporations as reflected in several surveys to determine consensus thinking at that time on this assumption.

Plan Assets – The Pension Plan’s target and actual asset allocations at September 30, 2007 and 2006, by asset category are as follows:

		Plan Assets at September 30, 2007		Plan Assets at September 30, 2006
Asset Category	Asset Allocation Target	U.S. Associates Plan	Cole Plan	U.S. Associates Plan	Cole Plan
Equity securities	65%	63%	72%	64%	67%
Debt securities	35%	35%	27%	34%	29%
Other	—%	2%	1%	2%	4%

Total	100%	100%	100%	100%	100%

The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to and benefit payments from the pension plan trusts.

With the merger of the Cole Plan into the U.S. Associates Plan as of December 31, 2007, the assets of the Cole Plan were liquidated and transferred to the Luxottica Plan portfolio. This cash was then re-invested to achieve the targeted asset allocation percentages.  Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active and, in the case of the Cole plan, passive investment strategies. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments) and individual securities. Certain transactions and securities are not authorized to be conducted or held in the pension trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and American Depositary Receipts (“ADRs”) or common stock of the Company. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets.

Each of the defined benefit pension plans has an investment policy that was developed to serve as a management tool to provide the framework within which the fiduciary’s investment decisions are made; establish standards to measure investment manager’s performance; outline the roles and responsibilities of the various parties involved; and describe the ongoing review process.

Benefit Payments –– The following estimated future benefit payments, which reflect expected future service, are expected to be paid in the years indicated for both the U.S. Associates Pension Plan reflecting the Cole Plan merger and the Holdings and Cole Supplemental Plans (thousands of Euro):

	Pension Plans	Serp Plans
2008	9,500	770
2009	9,850	528
2010	10,574	529
2011	11,777	531
2012	12,901	1,176
2013 - 2017	83,792	5,213

Contributions — The Company expects to contribute Euro 13.7 million to its pension plan and Euro 0.8 million to the SERP in 2008.

Other Benefits — The Company provides certain postemployment medical, disability, and life insurance benefits to its U.S. Associates. The Company’s accrued liability related to this obligation as of December 31, 2007 and 2006 was Euro 1.4 million and Euro 1.3 million, respectively, and is included in other long term liabilities on the consolidated balance sheets.

The Company sponsors a tax incentive savings plan covering all full-time employees.  The Company makes quarterly contributions in cash to the plan based on a percentage of employees’ contributions.  Additionally, the Company may make an annual discretionary contribution to the plan, which may be made in the Parent’s ADR’s or cash.  Aggregate contributions made to the tax incentive savings plan by the Company were Euro 8.1 million and Euro 9.2 million for fiscal years 2007 and 2006, respectively.  For fiscal years 2007 and 2006 these contributions do not include an accrual for a discretionary match.

Effective upon the acquisition of Oakley on November 14, 2007, the Company also sponsors a tax incentive savings plan for all United States Oakley associates with at least six months of service.  This plan is funded by employee contributions with the Company matching a portion of the employee contribution.  Company contributions to the plan for the period November 14, 2007 through December 31, 2007 were Euro 0.1 million.

The Company sponsors the following additional other benefit plans, which cover certain present and past employees of the Cole companies acquired:

•                  Cole provides, under individual agreements, postemployment benefits for continuation of health care benefits and life insurance coverage to former employees after employment.  As of December 31, 2007 and 2006, the accrued liability related to these benefits was Euro 1.0 million and Euro 1.2 million, respectively, and is included in the other long term liabilities on the consolidated balance sheet.

•                  Cole also maintains a defined contribution plan covering all full-time employees in Puerto Rico. The employees in Puerto Rico who have in the past participated in the Company’s tax incentive savings plan were transferred into the Cole plan effective January 1, 2006. Additionally, effective January 1, 2006, the plan was amended to provide for a match of 100 percent of the first three percent of employee contributions. In 2007 and 2006, the Company made quarterly contributions in cash to the plan based on a percentage of employees’ contributions. The matching contributions to such plan for the fiscal years 2007 and 2006 were immaterial.

•                  Cole established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded non-contributory defined contribution plan.  Each participant’s account is credited with interest earned on the average balance during the year.  This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004.  The plan liability of Euro 1.0 million and Euro 1.3 million at December 31, 2007 and 2006, respectively, is included in other long term liabilities on the consolidated balance sheets.

Other Defined Contribution Plan — The Company continues to participate in superannuation plans in Australia and Hong Kong.  The plans provide benefits on a defined contribution basis for employees on retirement, resignation, disablement or death.  Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund.  Contributions are accrued based on legislated rates and annual compensation.

Certain employees of the Company located outside the United States are covered by state sponsored post-employment benefit plans. These plans are generally funded in conformity with the applicable local government regulations and amounts are expensed as contributions accrue. The aggregate liability to the Company for these foreign post-employment benefit plans as of December 31, 2007 and 2006, was immaterial.

Health Benefit Plans - The Company partially subsidizes health care benefits for eligible retirees.  Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65.  Benefits are discontinued at age 65.

As of the Cole acquisition, the Company has a liability for a postretirement benefit plan maintained by Cole in connection with its acquisition of Pearle in 1996. This plan was closed to new participants at the time of Cole’s acquisition of Pearle. Under this plan, the eligible former employees are provided life insurance and certain health care benefits which are partially subsidized by Cole.  Medical benefits under this plan can be maintained past the age of 65.

Amounts recognized in the consolidated balance sheets as of December 31, 2007 and 2006, consist of the following (thousands of Euro):

	2007	2006
Liabilities:
Current liabilities	173	185
Noncurrent liabilities	3,260	3,650
Total accrued postretirement liabilities	3,433	3,835

Amounts recognized in accumulated other comprehensive income are not material.

Benefit Payments – The following estimated future benefit payments for the health benefit plans, which reflect expected future service, are estimated to be paid in the years indicated for both the Holdings and Cole plans (thousands of Euro),

2008	173
2009	200
2010	214
2011	234
2012	258
2013-2017	1,637

Contributions — The expected contributions for 2008 are Euro 0.2 million for the Company and Euro 0.1 million for the employee participants.

For 2007, a 11.5% (12% for 2006) increase in the cost of covered health care benefits was assumed.  This rate was assumed to decrease gradually to 5% for 2020 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements.  The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.5% at September 30, 2007 and 6.0% at September 30, 2006.

The weighted average discount rate used in determining the net periodic benefit cost was 6.0% for 2007 and 5.75% for 2006.

Implementation of SFAS No. 158

In the fourth quarter of 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”) which requires employers to recognize on the balance sheet the projected benefit obligation of pension plans and the accumulated postretirement benefit obligation for any other postretirement plan.  This requirement replaces the requirement of SFAS No. 87 to report a minimum pension liability measured as the excess of the accumulated benefit obligation over the fair value of plan assets and any recorded pension accrual.  SFAS No. 158 also requires employers to recognize in other comprehensive income gains or losses and prior service costs or credits that occur during the period but would not be recognized as net periodic benefit cost as required by SFAS No. 87, 88, and 106.  There is no change in the requirements related to the income statement recognition of net periodic benefit costs.  The incremental effect of applying SFAS No. 158 on the consolidated balance sheet at December 31, 2006 is as follows (thousands of Euro):

	Before Application of SFAS No.158	Adjustments	After Application of SFAS No.158

Prepaid pension (intangible asset)	(304)	2,254	1,950
Total assets	4,966,624	2,254	4,968,878
Current liability – SFAS No.106		185	185
Current liability – pension benefits		232	232
Total current liabilities	1,424,860	417	1,425,277
Long-term SFAS No.106	4,055	(405)	3,650
Long-term pension benefits	45,961	17,583	63,544
Non-current deferred income taxes	48,202	(6,932)	41,270
Total long-term liabilities	1,317,507	10,246	1,327,753
Accumulated other comprehensive loss	(280,184)	(8,409)	(288,593)
Total stockholders’ equity	2,224,258	(8,409)	2,215,849

11.          STOCK OPTION AND INCENTIVE PLANS

Stock Option Plan

Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company’s stock option plans (the “plans”). The aggregate number of shares permitted to be granted under these plans to the employees is 23,044,300. The Company believes that the granting of options to these key employees better aligns the interest of such employees with those of the shareholders. Prior to 2006, under the older plans the stock options were granted at a price that was equal to or greater then market value of the shares at the date of grant. Under the 2005 and 2006 plans, options were granted at the greater of (i) either the previous 30 day average stock price immediately before the date of grant or (ii) the price on the grant date depending on certain regulatory requirements of the country where the employee receiving the option is located. These options become exercisable in either three equal annual installments, two equal annual installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

Prior to the adoption of SFAS 123 (R) on January 1, 2006, the Company applied APB 25, and as such no compensation expense was recognized because the exercise price of the options was equal to the fair market value on the date of grant. However, as some of those individuals were U.S. citizens/taxpayers and as the exercise of such options created taxable income, the Company was afforded a tax benefit in its US Federal tax return equal to the income declared by the individuals. U.S. GAAP does not permit the aforementioned tax benefit to be recorded in the statement of income. Therefore, such amount is recorded as a reduction of taxes payable and an increase to additional paid-in capital. For the year ended December 31, 2005, the benefit recorded approximated Euro 4.7 million.

The Company adopted SFAS 123(R) as of January 1, 2006, and at such point began expensing stock options over their requisite service period based on their fair value as of the date of grant. For the years ended December 31, 2007 and 2006, Euro 7.8 million and Euro 7.0 million, respectively, of compensation expense has been recorded for these plans.

A summary of option activity under the Plans as of December 31, 2007, and changes during the year then ended is as follows:

		Weighted Average	Weighted Average
	Number	Exercise Price	Remaining	Aggregate
	of Options	(Denominated	Contractual	Intrinsic Value
	Outstanding	in Euro)	Terms	(Euro 000s)
Outstanding as of December 31, 2006	9,300,685	14.15
Granted	1,745,000	24.03
Forfeitures	(54,400)	14.45
Exercised	(1,877,372)	10.09
Outstanding as of December 31, 2007	9,113,913	16.61	5.39	50,952
Exercisable at December 31, 2007	4,996,413	12.11	3.78	47,638

The weighted-average fair value of grant-date fair value options granted during the years 2007, 2006, and 2005 was Euro 6.03, Euro 5.72 and Euro 4.27, respectively.

The fair value of the stock options granted was estimated at the date of grant using a binomial lattice model. The following table presents the weighted – average assumptions used in the valuation and the resulting weighted average fair value per option granted:

	2007	2006	2005

Dividend yield	1.43%	1.33%	1.54%

Risk-free interest rate	3.91%	3.11%	3.17%

Expected option life (years)	5.7	5.8	5.84

Expected volatility	23.70%	25.91%	25.92%

Weighted average fair value (Euro)	6.03	5.72	4.27

Expected volatilities are based on implied volatilities from traded share options on the Company’s stock, historical volatility of the Company’s share price, and other factors. The expected option life is based on the historical exercise experience for the Company based upon the date of grant and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Federal Treasury or European government bond yield curve, as appropriate, in effect at the time of grant.

As of December 31, 2007 there was Euro 8.6 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements; that cost is expected to be recognized over a period of 1.9 years.

Stock Performance Plans

In October 2004, under a Company performance plan, the Company granted options to acquire an aggregate of 1,000,000 shares of the Company to certain employees of North American Luxottica Retail Division which vested and became exercisable on January 31, 2007 as certain financial performance measures were met over the period ending December 2006. At December 31, 2005, there were options to acquire 1,000,000 shares (the closing ADR price at December 31, 2005 on the New York Stock Exchange was US Dollar 25.31 per share) at an exercise price of US Dollar 18.59 per share. Prior to the adoption of SFAS 123-R compensation expense was recorded in accordance with variable accounting under APB 25 for the options issued under the incentive plan based on the market value of the underlying ordinary shares when the number of shares to be issued is known (“intrinsic value method”). During fiscal 2005, it became probable that the incentive targets would be met and as such the Company has recorded approximately Euro 1.8 million (or US Dollar 2.2 million) of compensation expense net of taxes during fiscal 2005 and recorded future unearned compensation expense in equity of approximately Euro 2.7 million (US Dollar 3.2 million) with an offsetting increase in additional paid-in capital for such amounts. For the years ended December 31, 2007 and 2006 Euro 0.2 million and Euro 1.9 million, respectively, of compensation expense has been recorded for this plan.

In September 2004, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family, representing, at that time, 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share (the closing stock price at December 31, 2005 on the Milan Stock Exchange was Euro 21.43 per share). The stock options to be issued under the stock option plan vested upon meeting certain economic objectives in June 2006. As such, compensation expense is recorded in accordance with variable accounting under APB 25 for the options issued to management under the incentive plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known. During 2005, it became probable that the incentive targets would be met and, as such, the Company has recorded compensation expense of approximately Euro 19.9 million, net of taxes and recorded future unearned compensation expense in equity of approximately Euro 45.8 million, net of taxes, with an offsetting increase in additional paid-in capital for such amounts. For the years ended December 31, 2007 and 2006 Euro 0.0 million and Euro 21.4 million, respectively, of compensation expense has been recorded for this plan.

In July 2006, under a Company performance plan, the Company granted options to acquire an aggregate of 13,000,000 shares of the Company to certain top management positions throughout the Company which vest and become exercisable as certain financial performance measures will be met. Upon vesting the associate will be able to exercise such options until they expire in 2016. Currently it is expected that these performance conditions will be met. If these performance measures are not expected to be met no additional compensation costs will be recognized and previous compensation costs recognized will be reversed. For the years ended December 31, 2007 and 2006, Euro 34.1 million and Euro 17.6 million, respectively, of compensation expense has been recorded for these plans.

A summary of option activity under the performance plans as of December 31, 2007, and changes during the year then ended are as follows:

		Weighted Average	Weighted Average
	Number	Exercise Price	Remaining	Aggregate
	of Options	(Denominated	Contractual	Intrinsic Value
Performance Plans	Outstanding	in Euro)	Terms	(Euro 000s)
Outstanding as of December 31, 2006	23,600,000	17.91
Granted
Forfeitures
Exercised	(930,000)	16.47
Outstanding as of December 31, 2007	22,670,000	18.01	7.71	83,877
Exercisable at December 31, 2007	9,670,000	13.62	6.54	77,512

The weighted-average fair value of grant-date fair value options granted during the year 2006 was Euro 5.13. There were no performance grants issued in 2005 or 2007.

The fair value of the stock options granted was estimated at the date of grant using a binomial lattice model. The following table presents the weighted – average assumptions used in the valuation and the resulting weighted average fair value per option granted,

	2007	2006		2005
		Plan I (a)	Plan II (b)
Dividend yield	—	1.33%	1.33%	—

Risk-free interest rate	—	3.88%	3.89%	—

Expected option life (years)	—	5.36	5.53	—

Expected volatility	—	26.63%	26.63%	—

Weighted average fair value (Euro)	—	6.15	5.8	—

(a)  Stock Performance Plan issued in July 2006 for a total of 9,500,000 options granted

(b)  Stock Performance Plan issued in July 2006 for a total of 3,500,000 options granted

As of December 31, 2007 there was Euro 27.1 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements; that cost is expected to be recognized over a period of 0.7 years.

Cash received from option exercises under all share-based arrangements and actual tax benefits realized for the tax deductions from option exercises are disclosed in the consolidated statements of shareholders’ Equity.

Adoption of SFAS 123 (R)

Effective January 1, 2006 the Company adopted the provisions of SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”) which requires the Company to measure and record compensation expense for stock options and other share-based payments based on the fair value of the instruments. The adoption was made utilizing the modified prospective application method as defined in SFAS 123(R) and as such applies to awards modified, repurchased or cancelled after such date and to any portion of awards for which the requisite service has not been rendered and to every new granted award issued after December 31, 2005. The following table illustrates the effect on net income and earnings per share had the compensation costs of the plans been determined under a fair-value based method as stated in SFAS 123 for 2005. The estimated fair value for each option was calculated using a binomial model:

Year ended December 31, 2005
(In thousands of Euro, except share data):
Net income as reported	342,294

Add: Stock-Based compensation cost included in the reported net income, net of taxes	21,706

Deduct: Stock-based compensation expense determined under fair-value based method for all awards, net of taxes	(23,203)

Pro forma	340,797

Basic earnings per share:
As reported	0.76
Pro forma	0.76

Diluted earnings per share:
As reported	0.76
Pro forma	0.75

12.       SHAREHOLDERS’ EQUITY

In June 2007 and May 2006, the Company’s Annual Shareholders Meetings approved cash dividends of Euro 191.1 million and Euro 131.4 million, respectively. These amounts became payable in June 2007 and May 2006, respectively. Italian law requires that five percent of net income be retained as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings were Euro 5.5 million at December 31, 2007 and 2006, respectively.

Luxottica Group’s legal reserve roll-forward for fiscal period 2005-2007 is detailed as follows (thousands of Euro):

January 1, 2005	5,454
Increase in fiscal year 2005	23
December 31, 2005	5,477
Increase in fiscal year 2006	36
December 31, 2006	5,513
Increase in fiscal year 2007	23
December 31, 2007	5,536

Previously the Board of Directors authorized US Holdings to repurchase through the open market up to 21,500,000 ADRs of Luxottica Group S.p.A., representing at that time approximately 4.7 percent of the authorized and issued share capital. As of December 31, 2004, both repurchase programs expired and US Holdings purchased 6,434,786 (1,911,700 in 2002 and 4,523,786 in 2003) ADRs at an aggregate purchase price of Euro 70.0 million (U.S. $73.8 million translated at the exchange rate at the time of the transactions). In connection with the repurchase, an amount of Euro 70.0 million is classified as treasury shares in the Company’s consolidated financial statements. The market value of the stock based on the share price as listed on the Milan Stock Exchange at December 31, 2007, is approximately Euro 139.9 million (US $203.9 million).

13.       SEGMENTS AND RELATED INFORMATION

In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Sunglass Hut International, OPSM Group Limited and Cole National Corporation. For 2007 Oakley is viewed as a stand alone segment since it has not yet been integrated into the wholesale and retail segments.

The following tables summarize the segment and geographic information deemed essential by the Company’s management for the purpose of evaluating the Company’s performance and for making decisions about future allocations of resources.

The “Inter-segment transactions and corporate adjustments” column includes the elimination of inter-segment activities which consist primarily of sales of product from the manufacturing and wholesale segment to the retail segment and corporate related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

(thousands of Euro)	Manufacturing and Wholesale	Retail	Oakley	Inter-Segments Transactions and Corporate Adjustments		Consolidated

Year ended December 31, 2005

Net Sales	1,310,273	3,061,690		(237,700	)(1)	4,134,263
Income from operations	304,333	355,238		(78,170	)(2)	581,401
Capital Expenditure	81,070	138,946				220,016
Depreciation & Amortization	48,720	103,596		32,336	(3)	184,652
Total Assets	1,590,091	1,308,174		2,075,257	(4)	4,973,522

Year ended December 31, 2006

Net Sales	1,715,369	3,294,161		(333,374	)(1)	4,676,156
Income from operations	445,843	431,547		(121,403	)(2)	755,987
Capital Expenditure	108,117	164,063				272,180
Depreciation & Amortization	57,331	122,403		41,063	(3)	220,797
Total Assets	1,853,144	1,343,482		1,772,252	(4)	4,968,878

Year ended December 31, 2007

Net Sales	1,992,740	3,233,802	86,964	(347,452	)(1)	4,966,054
Income from operations	527,991	361,809	3,717	(60,204	)(2)	833,313
Capital Expenditure	112,973	213,293	8,503			334,769
Depreciation & Amortization	68,981	118,100	7,682	38,050	(3)	232,813
Total Assets	2,321,204	1,405,299	1,937,292	1,493,471	(4)	7,157,266

(1)   Inter-segment elimination of net revenues relates to intercompany sales from the manufacturing and wholesale segment to the retail segment.

(2)   Inter-segment elimination of operating income mainly relates to depreciation and amortization of corporate identifiable assets and profit-in-stock elimination for frames manufactured by the wholesale business and included in the retail segment inventory.

(3)   Corporate adjustments of depreciation and amortization relate to depreciation and amortization of corporate assets.

(4)   Corporate adjustments of total assets include mainly the net value of goodwill and trade names of acquired retail businesses.

The geographic segments include Italy, the main manufacturing and distribution base, United States and Canada (which includes the United States of America, Canada and Caribbean islands), Asia Pacific (which includes Australia, New Zealand, China, Hong Kong, Japan) and Other (which includes all other geographic locations including Europe (excluding Italy), South and Central America and the Middle East). Sales are attributed to geographic segments based on the legal entity domicile where the sale is originated. Intercompany sales included in inter-segment elimination are accounted for on a cost plus mark-up basis.

(Thousands of Euro) Year Ended December 31,	Italy (6)	United States and Canada (6)	Asia Pacific (6)	Other (6)	Adjustments and Eliminations	Consolidated
2005
Net sales (5)	998,420	2,811,860	516,793	575,196	(768,006)	4,134,263
Income from operations	258,391	291,438	46,993	51,200	(66,621)	581,401
Long lived assets, net	228,841	375,776	92,335	8,214	—	705,166
Total assets	1,294,955	2,932,483	662,926	270,169	(187,011)	4,973,522

2006
Net sales (5)	1,321,887	3,076,503	603,640	761,955	(1,087,828)	4,676,156
Income from operations	389,275	331,002	33,841	79,397	(77,528)	755,987
Long lived assets, net	280,692	387,861	110,099	8,549	—	787,201
Total assets	1,331,719	2,675,833	748,305	388,825	(175,804)	4,968,878

2007
Net sales (5)	1,506,077	3,073,086	685,561	1,114,429	(1,413,099)	4,966,054
Income from operations	377,799	324,167	57,191	127,761	(53,605)	833,313
Long lived assets, net	326,978	575,566	134,435	20,803		1,057,782
Total assets	1,894,546	4,839,680	804,786	752,818	(1,134,565)	7,157,266

(5)    No single customer represents five percent or more of sales in any year presented.

(6)   Sales, income from operations and identifiable assets are the result of combination of legal entities located in the same geographic area.

14.       FINANCIAL INSTRUMENTS

Concentration of Credit Risk -

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash investments, accounts receivable and a Euro 17.9 million Pay In Kind (“PIK”) note received in connection with the sale of its Things Remembered specialty gift business (See Note 4). The increase in the principal balance of the PIK note as a result of unpaid interest on this note receivable was Euro 2.8 million and Euro 0.8 million as of December 31, 2007 and 2006, respectively. The Company attempts to limit its credit risk associated with cash equivalents by placing the Company’s investments with highly rated banks and financial institutions. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations. As of December 31, 2006 and 2007, no single customer balances comprised 10 percent or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2007 and 2006, was approximately Euro 12.3 million and Euro 13.9 million, respectively, due from the host stores of our license brands retail division. These receivables represent cash proceeds from sales deposited into the host stores bank accounts, which are subsequently forwarded to the Company on a weekly or monthly basis depending on the contract. These receivables are based on contractual arrangements that are short term in length. The Company believes no significant concentration of credit risk exists with respect to these cash investments and accounts receivable.

Concentration of Supplier Risk -

As a result of the OPSM and Cole acquisitions, Essilor S.A. has become one of the largest suppliers to the Company’s Retail Division. For the 2007, 2006 and 2005 fiscal years, Essilor S.A. accounted for approximately 15.0 percent, 15.0 percent and 10.0 percent of the Company’s total merchandise purchases, respectively. The Company has not signed any specific purchase contract with Essilor. Management believes that the loss of this vendor would not have a significant impact on the future operations of the Company as it could replace this vendor quickly with other third-party suppliers.

15.       COMMITMENTS AND CONTINGENCIES

Royalty Agreements -

The Company is obligated under non-cancellable distribution agreements with designers, which expire at various dates through 2013. In accordance with the provisions of such agreements, the Company is required to pay royalties and advertising fees based on a percentage of sales (as defined) with, in certain agreements, minimum guaranteed payments in each year of the agreements.

On October 7, 2005, the Company announced the signing of a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Burberry name. The agreement began on January 1, 2006.

On February 27, 2006, the Company announced that it entered into a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Polo Ralph Lauren name. The agreement commenced on January 1, 2007. Based on the agreement, Luxottica Group provided for an advance payment on royalties to Ralph Lauren in January 2007 for a total amount of Euro 150.2 million (US $199 million).

In December 2006, the Company announced the signing of a 10-year license agreement for the design, manufacturing and worldwide distribution of exclusive ophthalmic and sun collections under the Tiffany & Co. name. The Company launched the first collection in 2008. The distribution of Tiffany’s collections started with Tiffany’s own stores as well as in North America, Japan, Hong Kong, South Korea, key Middle East markets and Mexico and will extend over time to additional markets and through new distribution channels.

Minimum payments required in each of the years subsequent to December 31, 2007 are detailed as follows (thousands of Euro):

Year Ending December 31,
2008	85,462
2009	81,683
2010	72,989
2011	52,319
2012	37,081
Thereafter	128,549
Total	458,083

Total royalties and related advertising expenses for the fiscal years 2007, 2006 and 2005 aggregated Euro 181.6 million, Euro 184.1 million and 121.2 million, respectively.

Total payments for royalties and related advertising expenses for the fiscal years 2007, 2006 and 2005 aggregated Euro 278.2 million, Euro 225.1 million and Euro 119.8 million, respectively.

Leases

The Company leases through its worldwide subsidiaries various retail store, plant, warehouse and office facilities, as well as certain of its data processing and automotive equipment under operating lease arrangements expiring between 2007 and 2025, with options to renew at varying terms. The lease arrangements for the Company’s U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. In addition, with the acquisition of Cole, the Company operates departments in various host stores paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

Total rental expense under operating leases for each year ended December 31 is as follows (thousands of Euro):

	2007	2006	2005

Minimum rent	264,496	236,546	224,913
Contingent rent	60,177	64,091	57,776
Sublease income	(38,806)	(35,955)	(27,645)

	285,867	264,682	255,044

Future minimum annual rental commitments for operating leases are as follows (thousands of Euro):

Years Ending December 31,
2008	240,946
2009	217,460
2010	178,189
2011	144,829
2012	115,214
Thereafter	328,050
Total	1,224,688

Other Commitments — The Company, with its acquisition of Oakley, is committed to pay amounts in future periods for endorsement contracts and supplier purchase commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Purchase commitments have been entered into with various suppliers in the normal course of business. Oakley has a five-year agreement with a supplier that is Oakley’s sole source of the uncoated lens blanks from which the majority of its sunglass lenses are cut. This agreement gives Oakley the right to purchase lens blanks from the supplier in return for Oakley’s agreement to fulfill the majority of the requirements of the supplier, subject to certain conditions. Amounts expensed in 2007 for the endorsement contracts and supplier purchase commitments were immaterial to the financial statements.

Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2007, are as follows (thousands of Euro):

Year ending December 31,	Endorsement contracts	Supplier commitments
2008	5,912	4,575
2009	2,433	6,034
2010	780	5,999
2011	253	1,507
Total	9,378	18,115

Guarantees -

The United States Shoe Corporation, a wholly owned subsidiary of the Company, remains contingently liable on seven store leases in the United Kingdom. These leases were previously transferred to third parties. The third parties have assumed all future obligations of the leases from the date each agreement was signed. However, under the common law of the United Kingdom, the lessor still has the right to seek payment of certain amounts from the Company if unpaid by the new obligor. If the Company is required to pay under these guarantees, it has the right to recover amounts from the new obligor. These leases will expire during various years until December 31, 2015. At December 31, 2007, the maximum amount for which the Company’s subsidiary is contingently liable is Euro 7.8 million.

Cole has guaranteed future minimum lease payments for certain store locations leased directly by franchisees. These guarantees aggregated approximately Euro 4.0 million at December 31, 2007.  Performance under a guarantee by the Company is triggered by default of a franchisee on its lease commitment. Generally, these guarantees also extend to payments of taxes and other expenses payable under the leases, the amounts of which are not readily quantifiable. The terms of these guarantees range from one to ten years. Many are limited to periods less than the full term of the lease involved.  Under the terms of the guarantees, Cole has the right to assume the primary obligation and begin operating the store. In addition, as part of the franchise agreements, Cole may recover any amounts paid under the guarantee from the defaulting franchisee. The Company has accrued a liability at December 31, 2005 for the estimates of the fair value of the Company’s obligations from guarantees entered into or modified after December 31, 2002, using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2007 and 2006.

Credit Facilities -

As of December 31, 2007 and 2006, Luxottica Group had unused short-term lines of credit of approximately  Euro 291.4 million and Euro 581.1 million, respectively.

The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 467.4 million (Euro 543.2 million at December 31, 2006). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2007 and 2006, these credit lines were utilized for Euro 312.0 million and Euro 68.0 million, respectively.

US Holdings maintains four unsecured lines of credit with four separate banks for an aggregate maximum credit of Euro 89.0 million (US Dollar 130.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2007, there were Euro 22.0 million (US $32.1 million) of borrowings outstanding and there were Euro 23.6 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

The blended average interest rate on these lines of credit is approximately LIBOR plus 0.25 percent.

Outstanding Standby Letters of Credit -

A U.S. subsidiary has obtained various standby and trade letters of credit from banks that aggregated Euro 31.0 million and Euro 36.1 million as of December 31, 2007 and 2006, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 50 to 100 basis points annually.

Litigation -

California Vision Health Care Service Plan Lawsuit

In March 2002, in Snow v. LensCrafters, Inc. et al., an individual commenced an action in the California Superior Court for the County of San Francisco against Luxottica Group S.p.A. and certain of its subsidiaries, including LensCrafters, Inc. and EYEXAM of California, Inc.  The plaintiff, along with a second plaintiff named in an amended complaint, seeks to certify this case as a class action. The claims have been partially dismissed. The remaining claims, against LensCrafters and EYEXAM, allege various statutory violations relating to the confidentiality of medical information and the operation of LensCrafters’ stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, and other unlawful or unfair business practices. The action seeks unspecified damages, statutory damages of U.S.$1,000 per class member, disgorgement, restitution of allegedly unjustly obtained sums, punitive damages and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at LensCrafters stores in California.

The parties have reached a settlement which offers a range of benefits, including store vouchers and a cash back option, along with certain enhancements to LensCrafters’ business practices.  On February 4, 2008, the Court gave preliminary approval to a class action settlement. A hearing to address final approval will take place in July 2008. If the settlement is given final approval, and no appeals are taken, this matter will be resolved.

Although the Company believes that its operational practices and advertising in California comply with California law, if the settlement does not receive final approval and an adverse decision in Snow results, LensCrafters and EYEXAM may have to modify or cease their activities in California. In addition, LensCrafters and EYEXAM might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on the Company’s consolidated financial statements. Costs associated with the Snow litigation incurred for the years ended December 31, 2007 and 2006, were approximately Euro 1.1 million and Euro 0.7 million, respectively. For the year ended December 31, 2007, the Company recorded an accrual of Euro 0.9 million as an estimate of the minimum amount it believes it will pay as costs of settlement as it has become probable that such amount will be paid in 2008. Currently, the maximum amount which may need to be paid under the settlement conditions cannot be quantified.

People v. Cole

In February 2002, the State of California commenced an action in the California Superior Court for the County of San Diego against Cole and certain of its subsidiaries, including Pearle Vision, Inc. and Pearle Vision Care, Inc. The claims alleged various statutory violations related to the operation of Pearle Vision Centers in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks unspecified damages, disgorgement, restitution of allegedly unjustly obtained sums, civil penalties and injunctive relief, including an injunction that would have prohibited defendants from providing eye examinations or other optometric services at Pearle Vision Centers in California.

On July 18, 2007, the trial court entered a final judgment and permanent injunction, pursuant to a stipulation of the parties, dismissing the case. The judgment required modification to Pearle Vision’s advertising, and the payment by the Company of $2.5 million for attorneys’ fees and costs of investigation. The payment was made in August 2007. The judgment does not bar Pearle Vision from advertising the availability of eye exams and other optometric services provided by Pearle VisionCare at Pearle Vision optical stores. Costs associated with the People v. Cole litigation incurred for the years ended December 31, 2007 and 2006, were approximately Euro 0.1 million and Euro 0.5 million, respectively.

Cole Consumer Class Action Lawsuit

In June 2006, in Seiken v. Pearle Vision, Inc. et al, Cole and its subsidiaries were sued by a consumer in a purported class action which alleges various statutory violations related to the operation of Pearle Vision and its affiliated HMO, Pearle VisionCare in California. The claims and remedies sought are similar to those asserted in the LensCrafters and EYEXAM case. In December 2006, the court granted defendants’ motion to dismiss the complaint but allowed plaintiff an opportunity to replead. Defendants moved to dismiss the amended complaint in February 2007, and a hearing on the motion was held in March 2007. Such motion to dismiss was denied. Plaintiff has moved for class certification and the oral arguments relating to that petition, originally scheduled for April 4, 2008, have been postponed. Recently, the parties reached an agreement in principle to settle this case, subject to documentation and Court approval. The proposed settlement provides a store voucher at Pearle or Lenscrafters to each class member and the payment of attorneys’ fees and costs. A hearing to address approval of the settlement has not yet been scheduled. Although we believe that our operational practices in California comply with California law, if the settlement does not receive final approval and an adverse decision results, Pearle Vision or Pearle VisionCare may have to modify or cease their activities in California. In addition, the Cole subsidiaries might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on the Company’s consolidated financial statements. Costs associated with this Cole class action litigation incurred for the years ended December 31, 2007 and 2006 were approximately Euro 0.7 million and Euro 0.1 million, respectively. Management believes, based in part on advice from counsel, that no estimate of the range of possible losses, if any, can be made at this time.

Oakley Shareholder Lawsuit

On June 26, 2007, Pipefitters Local No. 636 Defined Benefit Plan filed a purported class action complaint in the Superior Court of California, County of Orange, on behalf of itself and all other shareholders of Oakley Inc. against Oakley Inc. and each of its directors.  The complaint alleged, among other things, that the defendants violated their fiduciary duties to shareholders by approving Oakley’s merger with Luxottica and claimed that the price per share fixed by the merger agreement is inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice.  On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because it believed the allegations were without merit, on October 9, 2007 the Company demurred to the amended complaint.  Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008 filed a motion for attorneys’ fees and expenses. The hearing for this motion, originally scheduled for March 27, 2008, took place on April 17, 2008. The parties are currently awaiting the Court’s ruling on that motion. The Court did not rule on defendants’ demurrer to the amended complaint and it is unlikely there will be further proceedings with respect to the action other than on plaintiff’s motion for fees as both sides have informed the Court that the underlying case is now moot and should be dismissed once the Court rules on the fee motion.

Costs associated with this litigation incurred for the year ended December 31, 2007 were immaterial. Management believes, based in part on the advice from counsel, that no estimate of the range of possible losses, if any, can be made at this time.

Fair Credit Reporting Act Litigation

In January 2007, a complaint was filed against Oakley, Inc. in the United States District Court for the Central District of California alleging willful violations of the Fair and Accurate Credit Transactions Act, 15 U.S.C. §1681c(g) (“FACTA”), related to the inclusion of credit card expiration dates on sales receipts. Plaintiff later filed an amended complaint adding two of Oakley’s wholly-owned subsidiaries as additional defendants. Plaintiff purports to sue on behalf of a putative class of Oakley’s customers, but no motion seeking class action status has yet been filed. The Oakley defendants have denied any liability.

Recently, the Oakley defendants entered into a Memorandum of Understanding with Plaintiff which, if approved by the Court, would result in the settlement of this action, with a complete release in favor of the Oakley defendants, with no cash payment to the purported class members, but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The aggregate retail value of the vouchers would depend on how many purported class members submit valid claims. The settlement contemplated by the Memorandum of Understanding also provides for the payment of attorneys’ fees and claim administration costs by the Oakley defendants. A motion seeking court approval of the foregoing settlement will be filed shortly.

Costs associated with this litigation incurred for the year ended December 31, 2007 were immaterial. Management believes, based in part on the advice from counsel, that no estimate of the range of possible losses, if any, can be made at this time.

The Company is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

16.          SUBSEQUENT EVENTS

On January 31, 2008, the Company announced the signing of the renewal of the partnership agreement for eyewear collections under the CHANEL brand.

In February 2008, the Company exercised an option included in the amendment to the term and revolving credit facility disclosed in Note 8 (d) to extend the maturity date of Tranches B and C to March 2013.

On April 17, 2008, the Company announced the signing of a new long-term exclusive license agreement with Stella McCartney Limited, a joint venture between Ms. Stella McCartney and Gucci Group N.V., for the design, production and worldwide distribution of sunglasses under the luxury lifestyle brand Stella McCartney. The agreement, which will begin on January 1, 2009, is for an initial term of six years, automatically renewable for an additional five-year term. The first collection will be launched in the summer of 2009.

*  *  *  *  *

Luxottica Group S.p.A. and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS

(Amounts expressed in thousands of Euro)

	Balance at beginning of period	Charged to costs and expenses	Other (1)	Deductions	Balance at end of period
2005	23,407	7,027	2,215	(5,095)	27,554
2006	27,554	2,198	99	(7,160)	22,691
2007	22,691	2,157	8,499	(7,804)	25,543

ALLOWANCE FOR INVENTORY RESERVE ACCOUNTS

(Amounts expressed in thousands of Euro)

	Balance at beginning of period	Charged to costs and expenses	Other (1)	Deductions	Balance at end of period
2005	43,775	40,000	2,500	(27,170)	59,105
2006	59,105	24,357	4,228	(42,437)	45,253
2007	45,253	58,057	26,837	(43,002)	87,146

VALUATION ALLOWANCE ON DEFERRED TAX ASSETS

(Amounts expressed in thousands of Euro)

	Balance at beginning of period	Charged to costs and expenses	Other (2)	Deductions	Balance at end of period
2005	22,837	697	1,844	(10,340)	15,038
2006	15,038	22,291	(1,206)	(6,342)	29,781
2007	29,781	9,391	(1,051)	(11,033)	27,088

(1)	Other includes the beginning amount relating to the acquired balances of Oakley in 2007 as well as translation differences of the period.
(2)	Other includes translation differences of the period.

(2)                                Set forth below are audited financial statements for the two years ended December 31, 2008 and 2007, as contained in the Company’s most recent annual report distributed to shareholders for the fiscal year ended December 31, 2008, furnished to the Securities and Exchange Commission on Form 6-K on May 12, 2009:

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (*)

	2008	2008	2007	2006
	(US$ 000)(1)		(Euro 000)

NET SALES	$7,240,123	€5,201,611	€4,966,054	€4,676,156
COST OF SALES	(2,428,735)	(1,744,907)	(1,575,618)	(1,487,700)
GROSS PROFIT	4,811,387	3,456,705	3,390,436	3,188,456
OPERATING EXPENSES:
Selling and advertising	(3,008,412)	(2,161,371)	(2,069,280)	(1,948,466)
General and administrative	(759,380)	(545,571)	(487,843)	(484,002)
Total	(3,767,793)	(2,706,942)	(2,557,123)	(2,432,468)

INCOME FROM OPERATIONS	1,043,595	749,763	833,313	755,987

OTHER INCOME (EXPENSE):
Interest income	18,464	13,265	17,087	9,804
Interest expense	(188,278)	(135,267)	(89,498)	(70,622)
Other - net	(52,739)	(37,890)	19,780	(16,992)
Other expense - net	(222,554)	(159,892)	(52,631)	(77,810)

INCOME BEFORE PROVISION FOR INCOME TAXES	821,041	589,870	780,681	678,177

PROVISION FOR INCOME TAXES	(270,943)	(194,657)	(273,501)	(238,757)

INCOME BEFORE MINORITY INTERESTS
IN CONSOLIDATED SUBSIDIARIES	550,097	395,213	507,180	439,420

MINORITY INTERESTS IN INCOME
OF CONSOLIDATED SUBSIDIARIES	(21,563)	(15,492)	(14,976)	(8,715)

NET INCOME FROM CONTINUING OPERATIONS	528,535	379,722	492,204	430,705

DISCONTINUED OPERATIONS, NET OF TAXES				(6,419)

NET INCOME	$528,535	€379,722	€492,204	€424,286

EARNINGS PER SHARE: BASIC
Continuing operations	1.16	0.83	1.08	0.95
Discontinued operations				(0.01)
Net income	1.16	0.83	1.08	0.94

EARNINGS PER SHARE: DILUTED
Continuing operations	1.15	0.83	1.07	0.94
Discontinued operations				(0.01)
Net income	1.15	0.83	1.07	0.93

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	456,563,502	456,563,502	455,184,797	452,897,854
Diluted	457,717,044	457,717,044	458,530,609	456,185,650

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2008 AND 2007 (*)

	2008	2008	2007
	(US$ 000)(1)	(Euro 000)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$401,494	€288,450	€302,894
Marketable securities	32,779	23,550	21,345
Accounts receivable - net (Less allowance for doubtful accounts, Euro 29.1 million in 2008 (US$40.5 million) and Euro 25.5 million in 2007)	876,922	630,018	665,184
Sales and income taxes receivable	211,024	151,609	89,000
Inventories - net	794,757	570,987	575,016
Prepaid expenses and other	200,509	144,054	139,305
Deferred tax assets - net	183,601	131,907	117,853
Total current assets	2,701,086	1,940,575	1,910,597

PROPERTY, PLANT AND EQUIPMENT - net	1,629,494	1,170,698	1,057,782

OTHER ASSETS
Goodwill	3,750,855	2,694,774	2,601,840
Intangible assets - net	1,717,647	1,234,030	1,306,117
Investments	7,659	5,503	17,668
Other assets	245,252	176,199	195,370
Deferred tax assets - net	116,150	83,447	67,891
Total other assets	5,837,562	4,193,952	4,188,887

TOTAL ASSETS	$10,168,142	€7,305,225	€7,157,266

(Continued)

	2008	2008	2007
	(US$ 000)(1)	(Euro 000)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank overdrafts	$601,948	€432,465	€455,588
Current portion of long-term debt	398,379	286,213	792,617
Accounts payable	554,088	398,080	423,432
Payroll and related	183,215	131,630	132,983
Customers’ right of return	43,654	31,363	26,557
Other	360,715	259,153	308,738
Income taxes payable	25,545	18,353	19,314
Total current liabilities	2,167,544	1,557,255	2,159,229

LONG-TERM DEBT	3,506,599	2,519,289	1,926,523

LIABILITY FOR TERMINATION INDEMNITIES	77,281	55,522	56,911

DEFERRED TAX LIABILITIES - NET	325,079	233,551	248,377

OTHER LONG-TERM LIABILITIES	536,838	385,687	229,972

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	65,876	47,328	41,097

SHAREHOLDERS’ EQUITY
Capital stock par value Euro 0.06 - 463,368,233 and 462,623,620 ordinary shares authorized and issued at December 31, 2008 and 2007, respectively; 456,933,447 and 456,188,834 shares outstanding at December 31, 2008 and 2007, respectively	38,698	27,802	27,757
Additional paid-in capital	419,699	301,529	277,947
Retained earnings	3,883,253	2,789,894	2,636,868
Accumulated other comprehensive loss, net of tax	(755,308)	(542,646)	(377,428)
Total	3,586,342	2,576,580	2,565,145
Less treasury shares at cost; 6,434,786 and 6,434,786 shares at December 31, 2008 and 2007, respectively	97,415	69,987	69,987
Total shareholders’ equity	3,488,927	2,506,593	2,495,158

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,168,142	€7,305,225	€7,157,266

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008 (*)

	Common Stock		Additional Paid-in	Retained	Unearned stock-based	Other comprehensive income (loss)	Accumulated other comprehensive income (loss)	Treasury shares amount,	Total shareholders’
	Shares	Amount	capital	earnings	compensation	net of tax	net of tax	at cost	equity

BALANCES AT JANUARY 1, 2006	457,975,723	27,479	150,179	2,050,883	(48,567)		(155,954)	(69,987)	1,954,033

Exercise of stock options	2,240,525	134	24,308						24,443
Translation adjustment						(126,853)	(126,853)		(126,853)
Effect of adoption of SFAS 123 R			(48,567)		48,567
Realized stock based compensation			47,969						47,969
Minimum pension, liability, net of taxes of Euro 0.4 million						(624)	(624)		(624)
Effect of adoption SFAS 158, net of taxes of Euro 5.5 million						(8,409)	(8,409)		(8,409)
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.5 million						1,244	1,244		1,244
Diluted gain on business combinations, SAB 5-H gain			21,847						21,847
Excess tax benefit on stock options			7,279						7,279
Change in fair value of derivative instruments, net of taxes of Euro 1.8 million						2,003	2,003		2,003
Dividends declared (Euro 0.29 per share)				(131,369)					(131,369)
Income from continuing operations				430,705		430,705			430,705
(Loss) on discontinued operations				(6,419)		(6,419)			(6,419)
Comprehensive income						291,647

BALANCES, DECEMBER 31, 2006	460,216,248	27,613	203,016	2,343,800			(288,593)	(69,987)	2,215,849

Exercise of stock options	2,407,372	144	26,498						26,642
Translation adjustment						(90,881)	(90,881)		(90,881)
Effect of adoption of FIN 48				(8,060)					(8,060)
Realized stock based compensation			42,121						42,121
Minimum pension, liability, net of taxes of Euro 3.9 million						9,688	9,688		9,688
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.9 million						(1,579)	(1,579)		(1,579)
Excess tax benefit on stock options			6,313						6,313
Change in fair value of derivative instruments, net of taxes of Euro 4.6 million						(6,062)	(6,062)		(6,062)
Dividends declared (Euro 0.42 per share)				(191,077)					(191,077)
Net income				492,204		492,204			492,204
Comprehensive income						403,369

BALANCES, DECEMBER 31, 2007	462,623,620	27,757	277,947	2,636,868			(377,428)	(69,987)	2,495,158

	Common Stock		Additional paid-in	Retained	Unearned stock-based	Other comprehensive income (loss)	Accumulated other comprehensive income (loss)	Treasury shares amount	Total shareholder’s
	Shares	Amount	capital	earnings	compensation	net of tax	net of tax	at cost	equity

BALANCES, DECEMBER 31, 2007	462,623,620	27,757	277,947	2,636,868			(377,428)	(69,987)	2,495,158

Exercise of stock options	744,613	45	7,081						7,126
Translation adjustment						(73,682)	(73,682)		(73,682)
Realized stock based compensation			10,424						10,424
Adjustment to pension liability, net of taxes of Euro 29.2 million						(50,658)	(50,658)		(50,658)
Adoption of SFAS No. 158 measurement date provisions, net of taxes of Euro 1.9 million				(3,079)					(3,079)
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.2 million						409	409		409
Excess tax benefit on stock options			631						631
Change in fair value of derivative instruments, net of taxes of Euro 20.7 million						(41,287)	(41,287)		(41,287)
Diluted gain on business combinations			5,446						5,446
Dividends declared (Euro 0.49 per share)				(223,617)					(223,617)
Net income				379,722					379,722
Comprehensive income						(165,218)
BALANCES, DECEMBER 31, 2008	463,368,233	27,802	301,529	2,789,894			(542,646)	(69,987)	2,506,593

Comprehensive income (1) (US$ 000)						(229,967)

BALANCES, DECEMBER 31, 2008 (1)	463,368,233	38,698	419,699	3,883,253			(755,308)	(97,415)	3,488,927
(US$ 000) (1)

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (*)

	2008	2008	2007	2006
	(US$ 000)(1)		(Euro 000)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$528,535	€379,722	€492,204	€430,705

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest in income of consolidated subsidiaries	21,563	15,492	14,976	8,715
Stock-based compensation	14,509	10,424	42,121	47,969
Excess tax benefits from stock-based compensation	(878)	(631)	(6,313)	(7,279)
Depreciation and amortization	368,767	264,938	232,813	220,797
Benefit for deferred income taxes	6,762	4,858	(45,037)	(72,509)
Net loss (Gain) on disposals of fixed assets and other	2,851	2,048	(19,337)	4,930
Loss on sale of promissory note	32,298	23,204
Termination indemnities matured during the year - net	(2,049)	(1,472)	(3,595)	4,369

Changes in operating assets and liabilities, net of acquisition of businesses:
Accounts receivable	38,799	27,875	(55,707)	(83,107)
Prepaid expenses and other	(36,391)	(26,145)	(220,727)	8,568
Inventories	1,904	1,368	(41,916)	(27,658)
Accounts payable	(26,993)	(19,393)	32,989	71,723
Accrued expenses and other	(153,646)	(110,386)	(9,433)	(25,243)
Accrual for customers’ right of return	5,692	4,090	9,855	11,121
Income taxes payable	4,041	2,903	(92,142)	5,875

Total adjustments	277,228	199,173	(161,453)	168,271

Cash provided by operating activities	805,763	578,895	330,751	598,976

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(433,632)	(311,540)	(322,770)	(267,882)
Disposals			29,700	21,563
Increase in investments				(5,872)
Purchases of businesses net of cash acquired	(18,496)	(13,288)	(1,491,086)	(134,114)
Proceeds from sale of Promissory note and other	9,576	6,880		128,007
Additions of intangible assets	(6,452)	(4,636)	(3,883)	(1,140)

Cash used in investing activities of continuing operations	(449,004)	(322,584)	(1,788,039)	(259,439)

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

	2008	2008	2007	2006
	(US$ 000)(1)		(Euro 000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	1,385,927	995,709	2,145,428	84,100
Repayments	(1,399,490)	(1,005,453)	(675,834)	(233,378)
Repayment of acquired lines of credit			(166,577)
(Decrease) increase in overdraft balances	(42,551)	(30,570)	282,280	(101,008)
Exercise of stock options	9,919	7,126	26,642	24,443
Excess tax benefit from stock-based compensation	878	631	6,313	7,279
Dividends	(311,253)	(223,617)	(191,077)	(131,369)

Cash used in financing activities of continuing operations	(356,569)	(256,174)	1,427,174	(349,933)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	190	137	(30,114)	(10,395)

CASH AND EQUIVALENTS, BEGINNING OF YEAR	421,599	302,894	339,122	367,461

Effect of exchange rate changes on cash and cash equivalents	(20,296)	(14,582)	(6,114)	(17,944)

CASH AND EQUIVALENTS, END OF YEAR	401,493	288,450	302,894	339,122

Cash provided by (used in) operating activities of discontinued operations				(5,688)
Cash provided by (used in) investing activities of discontinued operations				(9,186)
Cash provided by (used in) financing activities of discontinued operations				16,209

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS				1,334

CASH RECLASSIFIED AS ASSETS OF DISCONTINUED OPERATION AT BEGINNING OF YEAR				4,795

EFFECT OF TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS				(557)

CASH RETAINED BY DISCONTINUED OPERATIONS UPON SALE				(5,572)

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for interest	168,672	121,181	73,202	67,496
Cash paid during the year for income taxes	370,390	266,104	454,062	242,628
Property and equipment purchases in accounts payable	16,307	11,716	26,820	14,822
Acquisition of businesses:
Fair value of assets acquired	12,956	9,308	545,129	10,863

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization. Luxottica Group S.p.A. and its subsidiaries (collectively “Luxottica Group” or the “Company”) operate in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

Through its manufacturing and wholesale distribution operations, Luxottica Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses, and, with the acquisition of Oakley Inc. (“Oakley”) in November 2007, the Company, through various Oakley subsidiaries, is a designer, manufacturer, and worldwide distributor of performance optics products.

Through its retail operations, as of December 31, 2008, the Company owned and operated 5,696 retail locations worldwide (5,885 locations at December 31, 2007) and franchised an additional 559 locations (522 locations at December 31, 2007) principally through LensCrafters, Inc., Sunglass Hut International Inc., OPSM Group Limited, Cole National Corporation (“Cole”) and Oakley. The retail division of Oakley (“O” retail) consists of owned retail locations operating under various names including “O” stores which sell apparel and other Oakley branded merchandise in addition to performance sunglasses.

Luxottica Group’s net sales consist of direct sales of finished products manufactured under its own brand names or licensed brands to opticians and other independent retailers through its wholesale distribution channels and direct sales to consumers through its retail segment.

Demand for the Company’s products, particularly the higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which the Company operates.

The North America retail division’s fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 53-week period ended January 3, 2009 and for the 52-week periods ended December 29, 2007 and December 30, 2006.

Principles of consolidation and basis of presentation. The consolidated financial statements of Luxottica Group include the financial statements of the parent company and all wholly or majority-owned subsidiaries. The principles of the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46 (revised December 2003), Consolidation of Variable Interest Entities and Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements are considered when determining whether an entity is subject to consolidation. During 2007 a subsidiary of the Company located in the United States acquired an additional 26 percent interest in an affiliated manufacturing and wholesale distributor, located and publicly traded in India, in which it previously held an approximate 44 percent interest. Until the time that the Company became the majority shareholder, this investment was accounted for under the equity method. During 2008, the Company acquired through one of its subsidiaries an additional 16 percent interest in an affiliated company in which it previously held a 50 percent interest. Until the time that the Company became the majority shareholder, this investment was accounted for under the equity method. Investments in other companies in which the Company has less than a 20 percent interest with no ability to exercise significant influence are carried at cost. All intercompany accounts and transactions are eliminated in consolidation. Luxottica Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

In accordance with FASB Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, the Company accounts for all business combinations under the purchase method (see “Recent Accounting Pronouncements” for a discussion on the revised standard). Furthermore, the Company recognizes intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill.

Use of estimates. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

ANNUAL REPORT 2008

amounts of revenues and expenses during the reporting period. Significant judgment and estimates are required in the determination of the valuation allowances against receivables, inventory and deferred tax assets, calculation of pension and other long-term employee benefit accruals, legal and other accruals for contingent liabilities and the determination of impairment considerations for long-lived assets, among other items. Actual results could differ from those estimates.

Foreign currency translation and transactions. Luxottica Group accounts for its foreign currency denominated transactions and foreign operations in accordance with SFAS No. 52, Foreign Currency Translation. The financial statements of foreign subsidiaries are translated into Euro, which is the functional currency of the parent company and the reporting currency of the Company. Assets and liabilities of foreign subsidiaries, which use the local currency as their functional currency, are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments are recorded as a separate component of “Accumulated other comprehensive income (loss).”

Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date. Gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables during the year, are recognized in the consolidated statement of income in such year. Aggregate foreign exchange transaction gain/(loss), included in Other Expense - net, for the fiscal years 2008, 2007 and 2006 were Euro (0.3) million, Euro 15.2 million and Euro (19.9) million, respectively.

Cash and cash equivalents. Cash and cash equivalents includes cash on hand, demand deposits, highly liquid investments with an original maturity of three months or less, and amounts in-transit from banks for customer credit card and debit card transactions. Substantially all amounts in transit from the banks are converted to cash within four business days from the time of sale. Credit card and debit card transactions in transit were approximately Euro 16.7 million and Euro 25.5 million at December 31, 2008 and 2007, respectively.

Bank overdrafts. Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit (see “Short Term Credit Facilities” included in Note 15 for further discussion of the short-term lines of credit) that the Company has obtained through local financial institutions. These facilities are usually short-term in nature or may contain provisions that allow them to renew automatically with a cancellation notice period. Certain subsidiaries’ agreements require a guarantee from Luxottica Group. Interest rates on these lines of credit vary and can be used to obtain various letters of credit when needed.

Inventories. Luxottica Group’s manufactured inventories, approximately 83.7 percent and 66.2 percent of total frame inventory for 2008 and 2007, respectively, are stated at the lower of cost, as determined under the weighted-average method, or market value. Retail inventories not manufactured by the Company or its subsidiaries are stated at the lower of cost as determined by the weighted-average cost method, or market value. Inventories are recorded net of allowances for estimated losses. This reserve is calculated using various factors including sales volume, historical shrink results and current trends.

Property, plant and equipment. Property, plant and equipment are stated at historical cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

Estimated useful life

Buildings and building improvements	19 to 40 years
Machinery and equipment	3 to 12 years
Aircraft	25 years
Other equipment	5 to 8 years
Leasehold improvements	Lesser of 15 years or the remaining life of the lease

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maintenance and repair expenses are expensed as incurred. Upon the sale or disposition of property and equipment, the cost of the asset and the related accumulated depreciation and leasehold amortization are removed from the accounts and any resulting gain or loss is included in the consolidated statement of income.

Capitalized leased property. Capitalized leased assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term.

Goodwill. Goodwill represents the excess of the purchase price (including acquisition-related expenses) over the value assigned to the net tangible and identifiable intangible assets acquired. The Company’s goodwill is tested annually for impairment as of December 31 of each year in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Additional impairment tests are performed if, for any reason, the Company believes that an event has occurred that may impair goodwill. Such tests are performed at the reporting unit level which consists of four units, Wholesale, Retail North America, Retail Asia Pacific and Retail Other, as required by the provisions of SFAS 142. For the fiscal years 2008, 2007, and 2006 the Company did not recognize any goodwill impairment charge.

Trade names and other intangibles. In connection with various acquisitions, Luxottica Group has recorded as intangible assets certain trade names and other intangibles which the Company believes have a finite life. Trade names are amortized on a straight-line basis over periods ranging from 20 to 25 years (see Note 7). Other intangibles include, among other items, distributor networks, customer lists and contracts, franchise agreements and license agreements, and are amortized over the respective useful lives. All intangibles are subject to impairment testing in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Aggregate amortization expense of trade names and other intangibles for the fiscal years 2008, 2007 and 2006 was Euro 73.9 million, Euro 69.5 million and Euro 68.8 million, respectively.

Impairment of long-lived assets. Luxottica Group’s long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the long-lived assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the long-lived assets, the Company records an impairment loss, if determined to be necessary. Such impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds the fair value in accordance with SFAS 144. The aggregate impairment loss on certain non-performing long-lived assets charged to the consolidated statements of income during fiscal years 2008, 2007 and 2006 was not material.

Store opening and closing costs. Store opening costs are charged to operations as incurred in accordance with Statement of Position No. 98-5, Accounting for the Cost of Start-up Activities. The costs associated with closing stores or facilities are recorded at fair value as such costs are incurred. Store closing costs charged to the consolidated statements of income during fiscal years 2008, 2007 and 2006 were not material.

Self insurance. The Company is self insured for certain losses relating to workers’ compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company’s liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years. As of December 31, 2008 and 2007, self insurance accruals were Euro 43.2 million and Euro 40.9 million, respectively.

Income taxes. Income taxes are recorded in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. Changes in valuation allowances from period to period are included in the tax provisions in the relevant period of change.

As of January 1, 2007, the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 must be applied to all existing tax positions for all open tax periods as of the date of adoption (see Note 8 for a tabular reconciliation of uncertain tax positions). The cumulative effect of adoption of FIN 48 of Euro 8.1 million was recorded as a reduction to retained earnings on the date of adoption.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of income. Accrued interest and penalties are included within the related tax liability in the consolidated balance sheet.

Liability for termination indemnities. The reserve for employee termination indemnities of Italian companies was considered a defined benefit plan through December 31, 2006 and was accounted for accordingly. Effective January 1, 2007, the Italian employee termination indemnity system was reformed, and such indemnities are subsequently accounted for as a defined contribution plan. Termination indemnities in other countries are provided through payroll tax and other social contributions in accordance with local statutory requirements.

Revenue recognition. Revenues include sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Company’s managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues. Excluded from revenues and recorded net in expenses when applicable are amounts collected from customers and remitted to governmental authorities for taxes directly related to the revenue-producing transaction.

Revenue is recognized when it is realized or realizable and earned. Revenue is considered to be realized or realizable and earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

Wholesale Division revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of SFAS No. 48, Revenue Recognition When Right of Return Exists (“SFAS 48”), are satisfied at the date of sale. Accordingly, the Company has recorded an accrual for the estimated amounts to be returned. This estimate is based on the Company’s right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses. Total shipping costs in fiscal years 2008, 2007 and 2006 associated with the sale of goods were Euro 14.2 million, Euro 8.3 million and Euro 7.3 million, respectively.

Retail Division revenues, are recognized upon receipt by the customer at the retail location, or, for internet and catalogue sales, when goods are shipped directly to the customer. In some countries, the Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

allows retail customers to return goods for a period of time and, as such, the Company has recorded an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. As such, the right of return does not impact the timing of revenue recognition as all conditions of SFAS 48 are satisfied at the date of sale. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are likewise recognized as transactions occur in the Company’s retail locations and customers take receipt of products and services. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. At December 31, 2008 and 2007 customer advances included in the consolidated balance sheet in “Accrued Expenses and Other” were Euro 23.0 million and Euro 22.9 million, respectively. Retail Division revenues also include managed vision care revenues consisting of (i) insurance revenues, which are recognized when earned over the terms of the respective contractual relationships, and (ii) administrative services revenues, which are recognized when services are provided during the contract period. Accruals are established for amounts due under these relationships determined to be uncollectible.

The Company licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

Franchise revenues based on sales by franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Company and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible. Sales of ophthalmic products and other materials are recorded when the goods are shipped direct to franchisees net of appropriate allowances.

Revenues associated with our third-party franchisees and licensors at December 31, 2008, 2007, and 2006, consist of the following:

	2008	2007	2006

Initiation fees	754	456	170
Royalties	14,712	16,949	17,005
Sales of frames and other materials	27,102	32,999	35,940
Other revenue	455	750	781
Total	43,023	51,154	53,896

The Wholesale and Retail Divisions may offer certain promotions during the year. Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Managed vision care underwriting and expenses. The Company sells vision insurance plans which generally have a duration of up to five years. Based on its experience, the Company believes it can predict utilization and claims experience under these plans, including claims incurred but not yet reported, with a high degree of confidence. Claims are recorded as they are incurred and certain other membership costs are amortized over the covered period.

Advertising and direct response marketing. Costs to develop and create newspaper, radio and other media advertising are expensed as incurred. Costs to develop and create television advertising are expensed the first time the airtime is used. The costs to communicate the advertising are expensed the first time the airtime or advertising space is used with the exception of certain direct response advertising programs. Costs for certain direct response advertising programs are capitalized if such direct response

ANNUAL REPORT 2008

advertising costs are expected to result in future economic benefit and the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising. Such costs related to the direct response advertising are amortized over the period during which the revenues are recognized, not to exceed 90 days. Generally, other direct response program costs that do not meet the capitalization criteria are expensed the first time the advertising occurs. Advertising expenses incurred during fiscal years 2008, 2007 and 2006 were Euro 339.3 million, Euro 348.2 million and Euro 318.1 million, respectively, and no significant amounts have been reported as assets.

The Company receives a reimbursement from its acquired franchisees for certain marketing costs. Operating expenses in the consolidated statements of income are net of amounts reimbursed by the franchisees calculated based on a percentage of their sales. The amounts received in fiscal years 2008, 2007 and 2006 for such reimbursement were Euro 15.1 million, Euro 16.8 million and Euro 19.2 million, respectively.

Earnings per share. Luxottica Group calculates basic and diluted earnings per share in accordance with SFAS No. 128, Earnings per Share. Net income available to shareholders is the same for the basic and diluted earnings per share calculations for the years ended December 31, 2008, 2007 and 2006. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period, except when the common stock equivalents are anti-dilutive. The following is a reconciliation from basic to diluted shares outstanding used in the calculation of earnings per share:

	2008	2007	2006

Weighted average shares outstanding - basic	456,563,502	455,184,797	452,897,854
Effect of dilutive stock options	1,153,542	3,345,812	3,287,796
Weighted average shares outstanding - dilutive	457,717,044	458,530,609	456,185,650
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period	18,529,635	4,947,775	6,885,893

Stock-based compensation. Stock-based compensation represents the cost related to stock-based awards granted to employees. Stock-based compensation cost is measured at grant date based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The fair value of stock options is estimated using a binomial lattice valuation technique. Deferred tax assets are recorded for awards that result in deductions on income tax returns, based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which the deduction will be received. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the income tax return are recorded in Additional Paid-In Capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statements of income (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

Derivative financial instruments. Derivative financial instruments are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended and interpreted.

SFAS 133 requires that all derivatives, whether or not designed in hedging relationships, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the fair value of the derivative are recorded in other comprehensive income/(loss) (“OCI”) in the consolidated statements of shareholders’ equity and are recognized in the consolidated statements of income when the hedged item affects operations. The effect of these derivatives in the consolidated statements of income depends on the item hedged (for example, interest rate hedges are recorded in interest expense). For a derivative that does not qualify as a hedge, changes in fair value are recognized in the consolidated statements of income, under the caption “Other - net”.

Designated hedging instruments and hedged items qualify for hedge accounting only if there is a formal documentation of the hedging relationship at the inception of the hedge, the hedging relationship is expected to be highly effective and effectiveness is tested at the inception date and at least every three months.

Certain transactions and other future events, such as (i) the derivative no longer effectively offsetting changes to the cash flow of the hedged instrument, (ii) the expiration, termination or sale of the derivative, or (iii) any other reason of which the Company becomes aware that the derivative no longer qualifies as a cash flow hedge, would cause the balance remaining in other comprehensive income to be realized into earnings prospectively. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized into earnings as additional expense from other comprehensive income relating to these cash flow hedges in fiscal 2009 is approximately Euro 14.7 million, net of taxes.

Luxottica Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management policy to reduce its exposure to market risks from changes in interest and foreign exchange rates. Although it has not done so in the past, the Company may enter into other derivative financial instruments when it assesses that the risk can be hedged effectively.

Defined benefit pensions. The funded status of the Company’s defined benefit pension plans is recognized in the consolidated statements of income. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”), which represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to an irrevocable trust fund, held for the sole benefit of participants, which are invested by the trust fund. Overfunded plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as a prepaid pension asset equal to this excess. Underfunded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a retirement benefit obligation equal to this excess. The current portion of the retirement benefit obligations represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets, measured on a plan-by-plan basis.

Net periodic pension benefit cost/(income) is recorded in the consolidated statements of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs/(credits) and (gains)/losses previously recognized as a component of gains and (losses) not affecting retained earnings and amortization of the net transition asset remaining in accumulated gains and (losses) not affecting retained earnings. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Certain events, such as changes in employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in the gains and (losses) not affecting retained earnings. The result of these events is amortized as a component of net periodic cost/(income) over the service lives of the participants.

Fair value. Effective January 1, 2008, the Company adopted FASB Statement No. 157, Fair Value Measurements, (“SFAS 157”) and FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 157 establishes a definition of fair value (based on an exit price model), establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements but clarifies the definition, method, and disclosure requirements of previously issued

ANNUAL REPORT 2008

standards that address fair value measurements. In February 2008, the FASB issued FASB Staff Position No. 157-1 (“FSP No. 157-1”), Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, and FSP No. 157-2, Effective Date of FASB Statement 157. FSP 157-1 amends SFAS No. 157 to exclude leases and lease transactions under FASB Statement No. 13. While FSP 157-2 amends the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those recognized or disclosed on a recurring basis (at least annually) until the beginning of the first quarter of 2009. In October 2008, FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active, which clarifies how to calculate the fair value of financial asset under certain conditions and gives an example of such. SFAS No 159 allows the Company to elect and record at fair value many financial assets and liabilities and certain other items with the change being recorded in earnings. This can be done on an instrument by instrument basis in most circumstances, is irrevocable after elected for that instrument and must be applied to the entire instrument. The adoption of both of these standards did not have a material effect on the consolidated financial statements. See Note 16.

Information expressed in US Dollars. The Company’s consolidated financial statements are stated in Euro, the currency of the country in which the parent company is incorporated and operates. The translation of Euro amounts into US Dollar amounts is included solely for the convenience of international readers and has been made at the rate of Euro 1 to US Dollar 1.3919. Such rate was determined by using the noon buying rate of the Euro to US Dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008. Such translations should not be construed as representations that Euro amounts could be converted into US Dollars at that or any other rate.

Recent accounting pronouncements.

In December 2008, the FASB issued FASB Staff Position (“FSP”) 132(R)-1, Employee Disclosures about Postretirement Benefit Plan Assets which requires enhanced disclosures on plan assets including fair value measurements and categories of assets, investment policies and strategies and disclosures on concentration of risks. The effective date for the enhanced disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. The disclosure requirements are not required for earlier periods that are presented for comparative purposes. The adoption is not expected to have a material effect on the financial statements.

In November 2008, the Emerging Issues Task Force (“EITF”) reached a consensus on issue No. 08-7, Accounting for Defensive Intangible Assets. This consensus requires that the defensive asset be recorded at its fair value on the opening balance sheet and amortized over a reasonable life that approximates its diminishing value. It also states that an indefinite useful life for these defensive assets would be rare. The consensus is effective for intangible assets acquired on or after the first annual reporting period beginning after December 15, 2008, which coincides with the adoption of SFAS No. 141(R). The Company expects EITF No. 08-7 will have an impact on its consolidated financial statements when effective, which will depend on the nature, terms and size of the acquisitions consummated after the effective date.

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States. The statement became effective November 15, 2008 and allowed for transition provisions if necessary. The adoption did not have a material effect on the financial statements.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133, which amends the disclosure requirements to provide more “enhanced” disclosures about (i) how and why derivatives are used by the Company, (ii) how

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

these derivatives are accounted for under SFAS No. 133 and its interpretations, and (iii) how much and where are the effects of these instruments located on the balance sheet, profit and loss and cash flow statements. This will be done mostly through tabular formats and better cross referencing of information included in different sections of the financial report. The statement is effective for the fiscal years and interim periods beginning on or after November 15, 2008. Earlier adoption is encouraged. Additionally, the Statement “encourages” but does not require, comparative disclosures for earlier periods at initial adoption. The Company is still assessing the disclosure impact of this standard on its future consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment to ARB No. 51, establishing new accounting and reporting standards for noncontrolling interests (formerly known as “minority interests”) in a subsidiary and, when applicable, how to account for the deconsolidation of such subsidiary. The key differences include that non-controlling interests will be recorded as a component of equity, the consolidated income statements and statements of comprehensive income will be adjusted to include the non controlling interest and certain disclosures have been updated. The statement is effective for the fiscal years and interim periods within those years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company has minority interests in certain subsidiaries and as such is currently evaluating the effect of adoption.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations Revised (“SFAS 141(R)”), which revises the current SFAS 141. The significant changes include a change from the “cost allocation process” to determine the value of assets and liabilities to a full fair value measurement approach. In addition, acquisition related expenses will be expensed as incurred and not included in the purchase price allocation and contingent liabilities will be separated into two categories, contractual and non-contractual, and accounted for based on which category the contingency falls into. This statement applies prospectively and is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008. Since it will be applied prospectively it will not have an effect on the current financial statements, however, since the Company participates in business combinations, in the future the Company believes this statement after the adoption date could have a significant effect on future operations.

In September 2006, the FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension Other Post Retirement Plans (“SFAS 158”), which requires the Company to recognize an asset or liability for the funded status (difference between fair value of plan assets and benefit obligation, which for defined benefit pension plans is deemed to be the Projected Benefit Obligation) of its retirement plans and recognize changes in the funded status annually through other comprehensive income (“O.C.I.”). Additionally, SFAS 158 changes the date as of which the funded status can be measured (eliminates the 90 day window) with limited exceptions. The effective date of the recognition of the funded status is for years ending after December 15, 2006, and as such, refer to Note 10 for the effect on adoption. The effective date for the change in acceptable measurement date is for fiscal years ending after December 15, 2008. The Company has changed its measurement date on the consolidated financial statements as required (see Note 10).

2. RELATED PARTY TRANSACTIONS

Stock incentive plan. On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.àr. l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Company’s authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vested

ANNUAL REPORT 2008

upon the meeting of certain economic objectives as of June 30, 2006 and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. In 2008, no options from this grant were exercised. In 2007 400,000 options were exercised.

As of December 31, 2008 total receivables and payables from/to other related parties amount to Euro 3.6 million and Euro 0.9 million, respectively (Euro 1.3 million and Euro 1.1 million as of December 31, 2007). The transactions related to the receivables were immaterial in amount and/or significance to the Company.

3. INVENTORIES - NET

Inventories - net consisted of the following (thousands of Euro):

	2008	2007

Raw materials and packaging	112,693	117,191
Work in process	48,013	52,132
Finished goods	464,289	492,839
Less: Inventory obsolescence reserves	(54,008)	(87,146)
Total	570,987	575,016

4. SALE OF THINGS REMEMBERED

On September 29, 2006, the Company sold its Things Remembered (“TR”) specialty gifts retail business to a private equity consortium for net cash consideration of Euro 128.0 million (US$ 162.1 including costs of US$ 5.3 million) and a promissory note (the “TR Note”) with a principal amount of Euro 20.6 million (US$ 26.1 million). The TR business operated solely in the United States and was included in the retail segment of the Company’s operations. In the consolidated statements of income for 2006, the Company has reclassified sales, cost of sales and other expenses associated with the discontinued operations as a single line item after income from continuing operations but before net income. Revenues, income from operations, income before provision for income taxes and income tax provision reclassified under discontinued operations for the twelve-month period ended December 31, 2006, are as follows (thousands of Euro):

2006 (1)

Revenues	157,110
Income from operations	3,250
Income before provision for income taxes	761
Income tax provision	(45)
Gain/loss on sale	13,278
Income taxes on sale	(20,413)
(Loss)/Gain on discontinued operations	(6,419)

(1) From January 1, 2006 through September 29, 2006

The TR Note (with an original principal amount of US$ 26.1 million) had a stated interest rate of 15.0%. Interest was “paid-in-kind” annually in the form of an additional principal amount added to the outstanding principal balance. All unpaid interest and outstanding principal would have been due in March 2013. The TR Note was subordinated to certain other outstanding senior debt of the acquirer as defined in the TR Note. The TR Note was previously classified as an “available-forsale” security as the Company had the contractual ability to sell such note and as such, changes in its fair value were included

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in OCI and reclassified to earnings when realized. For fiscal 2007 there were no amounts reclassified from OCI into earnings. During 2008, the Company sold the TR Note without recourse to an independent third party for approximately Euro 1.0 million. The loss on the sale of the note of Euro 22.8 million including Euro 0.4 million previously recorded in accumulated other comprehensive income (loss) is included in other Expense net in the consolidated statements of income.

5. ACQUISITIONS AND INVESTMENTS

a) Oakley

On June 20, 2007, the Company and Oakley entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On November 14, 2007, the merger was consummated, the Company acquired all the outstanding common stock of Oakley which became a wholly owned subsidiary of the Company and Oakley’s results of operations began to be included in the consolidated statements of income of the Company. The aggregate consideration paid by the Company to the former shareholders, option holders, and holders of other equity rights of Oakley was approximately Euro 1,425.6 million (US$ 2,091 million) in cash. In connection with the merger, the Company assumed approximately Euro 166.6 million (US$ 244.4 million) of outstanding indebtedness. The purchase price of Euro 1,441.5 million (US$ 2,111.2 million) including approximately Euro 15.9 million (US$ 20.1 million) of direct acquisition related expenses was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets acquired and the liabilities assumed. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. No portion of this goodwill is deductible for tax purposes. The acquisition of Oakley was made as a result of the Company’s strategy to strengthen its performance sunglass wholesale and retail businesses worldwide.

The purchase price allocation was finalized in 2008 resulting in no material changes to the final fair values allocated to inventories, intangible assets and accrued expenses from the purchase price allocation done in 2007. The main changes from last year allocation relate to the restructuring of a part of the Retail North America operations. The purchase price (including acquisition-related expenses) has been allocated based upon the fair value of the assets acquired and liabilities assumed as follows (thousands of Euro):

Assets acquired
Cash and cash equivalents	62,310
Inventories	122,668
Property, plant and equipment	131,466
Deferred tax assets	43,425
Prepaid expenses and other current assets	10,850
Accounts receivable	104,740
Trade names and other intangible assets	538,469
Other assets	3,985

Liabilities assumed
Accounts payable	36,560
Accrued expenses and other current liabilities	93,586
Deferred tax liabilities	181,789
Outstanding borrowings on credit facilities	166,850
Other long term liabilities	25,904
Bank overdrafts	5,584

Fair value of net assets	507,640
Goodwill	933,813
Total purchase price	1,441,453

ANNUAL REPORT 2008

The following table sets forth the Company’s unaudited pro forma consolidated results of operations assuming that the acquisition of Oakley was completed as of January 1 of each of the fiscal years shown below (in thousands of Euro except for earnings per share data):

	2007	2006
Net sales	5,539,000	5,243,055
Net income	470,363	385,896
Earnings per share
Basic	1.04	0.85
Diluted	1.04	0.85

Pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

b) Other acquisitions and investments.

The following is a description of other acquisitions and investments. No pro forma financial information is presented, as these acquisitions were not material, individually or in aggregate, to the Company’s consolidated financial statements.

On July 31, 2008, Sunglass Hut UK Ltd. (“SGH”)., an indirect wholly owned subsidiary of the Company, issued new shares of common stock and paid an aggregate of Gbp 600,000 to the shareholders of Optika Holdings Limited (“OHL”) for all the outstanding shares of OHL. OHL through its subsidiaries operated a chain of ophthalmic retail locations throughout the UK and Ireland under the brand name “David Clulow”. The total consideration paid for the OHL acquisition was Euro 22.1 (approximately Gbp 17.5). OHL was a joint venture owned 50% by the Company and 50% by a third party. Upon the completion of this transaction the Company owns, directly and indirectly, approximately 66% of the SGH and OHL (the “combined entity”). As a result of the acquisition the former shareholders of OHL received a minority stake of the combined entity of 34% and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The acquisition of the Company’s additional interest in OHL was accounted for as a business combination. The Company used various methods to calculate the fair value of the assets acquired and the liabilities assumed and all valuations are not yet completed. The goodwill recorded in the consolidated financial statements as of December 31, 2008 totals Euro 18.1 million. There were no significant intangibles realized or other fair value adjustments associated with the business combination. This acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in Europe.

In February 2007, the Company completed the acquisition of certain assets and assumed certain liabilities of D.O.C Optics Corporation and its affiliates, an optical retail business with approximately 100 stores located primarily in the Midwest United States of America for approximately Euro 83.7 million (US$ 110.2 million) in cash. The purchase price, including direct acquisition-related expenses, was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The goodwill recorded in the consolidated financial statements as of December 31, 2007 totals Euro 70.4 million, of which Euro 64.9 million is deductible for tax purposes. The Company used various methods to calculate the fair value of the assets acquired and liabilities assumed. The final allocation of the purchase price among the assets and liabilities acquired and the amount of the goodwill has been completed in 2008 resulting in no material differences from the purchase price allocation done in 2007. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in the United States of America.

During 2007, in compliance with the 2006 decision of the Supreme Court of India, the Company launched a public offering to acquire an additional 31 percent of the outstanding equity share capital of RayBan Sun

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Optics India LTD (“RBSO”). Effective upon the entry of the shares tendered in the offer into the share register on June 26, 2007 the Company increased its ownership interest in RBSO to 70.5 percent. As of such date, RBSO was consolidated into the financial statements. The total cost of the shares acquired was approximately Euro 13 million (US$ 17.2 million). The Company recorded the acquisition as a “step-acquisition” and allocated the purchase price paid over the newly acquired proportional share of the fair value of RBSO assets and liabilities acquired. There were no substantial unrecognized intangibles, and as such, goodwill was recorded for the excess price paid over the net fair values of assets and liabilities of approximately Euro 9.1 million (US$ 12.3 million). During 2008, the Company made a delisting offer to the remaining public shareholders of RBSO pursuant to India’s delisting guidelines. Through this process the public shareholders tendered 4,335,713 shares for approximately Euro 9.1 million (US$ 13.4 million, including approximately US$ 0.5 million in transaction costs). As of December 31, 2008 the Company owned 88.2% of RBSO and the transaction increased goodwill by approximately Euro 5.0 million (US$ 7.8 million).

In March 2007 the Company announced that it had acquired two prominent specialty sun chains in South Africa, with a total of 65 stores. The two acquisitions represent an important step in the expansion of the Company’s sun retail presence worldwide. Luxottica Group’s total investment in the two transactions was approximately Euro 10 million. The Company used various methods to calculate the fair value of the assets acquired and liabilities assumed. The excess of the purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. All valuations have been completed during 2008 with no material differences from the purchase price allocation done in 2007 which resulted in the recognition of goodwill of Euro 8.3 million as of the date of acquisition.

On July 1, 2006, the Company acquired certain assets and assumed certain liabilities from King Optical Group Inc. consisting of its 74 Canadian optical store chain known as Shoppers Optical (“SO”). The aggregate consideration paid by the Company to the former owners of SO was approximately Canadian dollar (“CDN$”) 68.8 million (Euro 48.3 million) in cash. In connection with the acquisition, the Company assumed no indebtedness. The purchase price of CDN$ 69.3 million (Euro 48.7 million), including approximately CDN$ 0.1 million (Euro 0.4 million) of direct acquisition-related expenses, was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 resulting in no material differences from the purchase price allocation done in 2006. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in Canada.

In May 2006, the Company completed the purchase of the remaining 49% stake of the Turkish-based distributor Luxottica Industri VE Ticaret Anonim (“Luxottica Turchia”) for an amount of Euro 15 million. Goodwill of Euro 7.0 million representing the excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. In November 2006 Standard Gozluk Industri Ve Tircaret A.S. (“Standard”), a Turkish wholesaler fully owned by the former minority shareholders of Luxottica Turchia, merged with Luxottica Turchia. As a result of the merger the former shareholders of Standard received a minority stake of Luxottica Turchia of 35.16% and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 46.7 million has been allocated to the fair market value of the assets and liabilities of the company at the acquisition date. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 resulting in the recognition of intangible assets of approximately Euro 19.6 million and related deferred tax liabilities for approximately Euro 3.9 million and in the reduction of the goodwill recognized in 2006 by approximately Euro 15.7 million. The acquisition was made as a result of the Company’s strategy to continue expansion of its wholesale business in Turkey, in particular in the prescription frames market.

In November 2006, the Company completed the acquisition, which was announced in June 2006, of Modern Sight Optics, a leading premium optical chain that operates a total of 28 stores in Shanghai,

ANNUAL REPORT 2008

China. These stores are located in premium and high-end commercial centers and shopping malls situated primarily in Shanghai’s downtown area and affluent residential areas. The Company acquired 100 percent of the equity interest in Modern Sight Optics for total consideration of RMB 140 million (approximately Euro 14 million). The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 16.3 million, including direct acquisition-related expenses, has been allocated to the fair market value of the assets and liabilities of the company as of the acquisition date. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 with no material differences from the purchase price allocation done in 2006 which resulted in the recognition of goodwill of Euro 15.9 million as of the date of acquisition. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in The People’s Republic of China.

6. PROPERTY, PLANT AND EQUIPMENT - NET

Property, plant and equipment-net consisted of the following (thousands of Euro):

	2008	2007
Land and buildings, including leasehold improvements	755,254	687,428
Machinery and equipment	795,126	697,776
Aircraft	40,018	40,222
Other equipment	513,631	439,696
	2,104,029	1,865,122

Less: accumulated depreciation and amortization	933,331	807,340
Total	1,170,698	1,057,782

Depreciation and amortization expense relating to property, plant and equipment for the years ended December 31, 2008, 2007 and 2006 was Euro 191.0 million, Euro 163.3 million and Euro 151.9 million, respectively. Included in other equipment is approximately Euro 79.7 million and Euro 71.6 million of construction in progress as of December 31, 2008 and 2007, respectively. Construction in progress consists mainly of the opening, remodeling and relocation of stores and the expansion of manufacturing facilities in Italy.

Certain tangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

7. GOODWILL AND INTANGIBLE ASSETS - NET

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008, are as follows (thousands of Euro):

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Retail Segment	Wholesale Segment	Oakley	Total

Balance as of January 1, 2007	1,353,999	340,615	—	1,694,614
Acquisitions (a)	86,021	9,611	904,148	999,780
Adjustments on previous acquisitions (a)		(15,678)		(15,678)
Change in exchange rates (b)	(84,323)	4,393	3,054	(76,876)
Balance as of December 31, 2007	1,355,697	338,941	907,202	2,601,840
Acquisitions (a)	24,192	6,914		31,106
Adjustments on previous acquisitions (a)	241,238	695,787	(907,202)	29,823
Change in exchange rates (b)	6,629	25,376		32,005
Balance as of December 31, 2008	1,627,756	1,067,018	—	2,694,774

(a) Goodwill acquired in 2007 mainly consists of the acquisition of Oakley, the acquisition of the additional 26% of the net equity of the Indian subsidiary and minor acquisitions in the Retail segment. Goodwill acquired in 2008 in the Retail segment mainly consists of the acquisition of OHL. Goodwill acquired in 2008 in the Wholesale segment mainly consists of the acquisition of the additional 17.7% of the net equity of the Indian subsidiary. The adjustments on previous acquisitions mainly refer to the finalization of the Oakley fair value analysis. Oakley goodwill has been allocated to the wholesale and retail segments in 2008.

(b) Certain goodwill balances are denominated in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Intangible assets-net consist of the following (thousands of Euro):

	2008			2007
	Gross	Accumulated		Gross	Accumulated
	carrying amount	depreciation	Total	carrying amount	depreciation	Total
Trade names and trademarks (a)	1,318,737	(394,612)	924,125	1,288,620	(325,912)	962,708
Customer relation, contracts and list (b)	215,868	(20,206)	195,662	210,258	(9,153)	201,105
Distributor network (b)	81,086	(15,179)	65,907	79,359	(12,410)	66,949
Franchise agreements (b)	20,619	(3,870)	16,749	20,749	(2,757)	17,992
Other (c)	51,490	(19,903)	31,587	77,847	(20,484)	57,363
Total	1,687,800	(453,770)	1,234,030	1,676,833	(370,716)	1,306,117

(a)

Trade names includes various trade names and trademarks acquired with the acquisitions of LensCrafters, Sunglass Hut International, OPSM, Cole and Oakley. Trade names are amortized on a straight-line basis over a period of 25 years (except for the Ray-Ban trade names, which are amortized over a period of 20 years), as the Company believes these trade names to be finite-lived assets. The weighted average amortization period is 24 years.

(b)

Distributor network, customer contracts and lists, and franchise agreements were identifiable intangibles recorded in connection with the acquisition of Cole in 2004 and of Oakley in 2007. These assets have finite lives and are amortized on a straight-line basis or on an accelerated basis (projected diminishing cash flows) over periods ranging between 3 and 25 years. The weighted average amortization period is 20.6 years.

(c)

Other identifiable intangibles have finite lives ranging between 3 and 17 years and are amortized on a straight line basis. The weighted average amortization period is 11.3 years. Most of these useful lives were determined based on the terms of the license agreements and non-compete agreements. During 2007, approximately Euro 5.8 million of intangibles became fully amortized and were written off. The reduction in the gross carrying amount in 2008 of the Other Intangible assets was primarily due to (i) the finalization of the Oakley fair value analysis, and (ii) the reclassification of some intangible assets as a result of the change in the contractual agreement based on which the above mentioned assets were originally recorded.

Certain intangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Amortization expense for 2008, 2007 and 2006 was Euro 73.9 million, Euro 69.6 million and Euro 68.8 million, respectively. Estimated annual amortization expense relating to identifiable assets is shown below (Euro 000):

Years ending December 31,

2009	77,376
2010	75,877
2011	74,350
2012	73,388
2013	72,610

ANNUAL REPORT 2008

8. INCOME TAXES

Income before provision for income taxes and the provision for income taxes consisted of the following (thousands of Euro):

Income before provision for income taxes	2008	2007	2006

Italian companies	199,793	317,637	251,343
USA companies	172,609	319,154	331,035
Other foreign companies	217,468	143,890	95,799
Total income before provision for income taxes	589,870	780,681	678,177

Provision for income taxes
Current
Italian companies	87,333	156,198	157,342
USA companies	29,975	116,785	120,681
Other foreign companies	55,985	61,742	33,206
Total provision for current income taxes	173,293	334,725	311,229

Deferred
Italian companies	(7,757)	(47,736)	(23,016)
USA companies	39,517	(10,592)	(3,392)
Other foreign companies	(10,396)	(2,896)	(46,064)

Total provision for deferred income taxes	21,364	(61,224)	(72,472)
Total taxes	194,657	273,501	238,757

The Italian statutory tax rate is the result of two components: national (“IRES”) and regional (“IRAP”) tax. IRAP could have a substantially different base for its computation than IRES.

Reconciliation between the Italian statutory tax rate and the effective tax rate is as follows:

	Year ended December 31,
	2008	2007	2006

Italian statutory tax rate	31.4%	37.3%	37.3%
Aggregate effect of different rates in foreign jurisdictions	(1.7)%	(1.7)%	(1.5)%
Aggregate effect of asset revaluation in Australia			(6.8)%
Aggregate effect of Italian restructuring		(5.3)%
Aggregate effect of change in tax law in Italy		2.1%
Effect of non-deductible stock-based compensation	1.1%	1.1%	5.5%
Aggregate other effects	2.2%	1.5%	0.7%
Effective rate	33.0%	35.0%	35.2%

In 2006, the Australian subsidiaries of the Company elected to apply a new tax consolidation regime, which was introduced by the Australian government. By electing such new consolidation regime for tax purposes, certain intangible and fixed assets were revaluated for tax purposes increasing their tax basis. The increase in the tax basis became effective in 2006 upon filing the final 2005 tax return in December 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The 2007 tax benefit of 5.3%, relates to the business reorganization of certain Italian companies which results in the release of deferred tax liabilities and is partially offset by the increase by 2.1% in the 2007 tax charge due to the change in the Italian statutory tax rates which results in the reduction of deferred tax assets. The deferred tax assets and liabilities as of December 31, 2008 and 2007, respectively, were comprised of (Euro 000):

Amounts in thousands of Euro	2008	2007

Deferred income tax assets
Inventory	71,660	73,062
Insurance and other reserves	8,580	10,238
Right of return reserve	14,471	13,464
Net operating loss carryforwards	50,565	45,224
Occupancy reserves	19,630	14,681
Employee-related reserves (including pension liability)	72,974	48,977
Trade name	76,525	72,686
Deferred tax on derivatives	21,685	549
Other	54,819	28,349
Fixed assets	29,684	24,472
Total deferred income tax assets	420,593	331,702

Valuation allowance	(24,048)	(27,088)

Net deferred tax assets	396,545	304,614

Deferred income tax liabilities
Trade name	(241,409)	(216,997)
Fixed assets	(32,919)
Other intangibles	(115,031)	(117,975)
Dividends	(13,316)	(11,933)
Other	(12,067)	(20,342)
Total deferred income tax liabilites	(414,742)	(367,247)

Net deferred income tax liabilities	(18,197)	(62,633)

Deferred income tax assets and liabilities have been classified in the consolidated financial statements as follows:

Deferred income tax assets - current	131,907	117,853
Deferred income tax assets - non current	83,447	67,891
Deferred income tax liabilities - non current	(233,551)	(248,377)
Net deferred income tax liabilities	(18,197)	(62,633)

On December 24, 2007, the Italian Government issued the Italian Finance Bill of 2008 (the “2008 Bill”). The 2008 Bill decreases the national tax rate (referred to as “IRES”) from 33% to 27.5%, and the regional tax rate (referred to as “IRAP”) from 4.25% to 3.9%. The effect of this change created an additional Euro 8 million of deferred tax expense in 2007.

The Company does not provide for an accrual for income taxes on undistributed earnings of its non Italian operations to the related Italian parent company that are intended to be permanently invested. It is not

ANNUAL REPORT 2008

practicable to determine the amount of income tax liability that would result had such earnings actually been distributed. In connection with the 2008 earnings of certain subsidiaries, the Company has provided for an accrual for income taxes related to declared dividends of earnings.

At December 31, 2008, a US subsidiary of the Company had Federal net operating loss carry-forwards (NOLs) of approximately Euro 97.6 million which may be used against income generated by certain subsidiary groups. Substantially all of the NOLs begin expiring in 2019. Approximately Euro 231.1 thousand and Euro 513.0 thousand of these NOLs were used in 2008 and 2007, respectively. The use of the NOL is limited due to restrictions imposed by U.S. tax rules governing utilization of loss carry-forwards following changes in ownership. None of the net operating losses expired in 2008, 2007 or 2006. As of December 31, 2008, such US subsidiary of the Company had various state net operating loss carry-forwards (SNOLs), associated with individual states within the United States of America totaling approximately Euro 8.0 million. These SNOLs begin expiring in 2009. Due to the foreign operations of the US subsidiary, as of December 31, 2008, such US subsidiary of the Company has approximately Euro 4.1 million and Euro 1.9 million of non US net operating losses and foreign tax credit carry-forwards, respectively. These foreign NOLs and foreign tax credits will begin to expire in 2012 and 2016, respectively.

As of December 31, 2008 and 2007, the Company has recorded an aggregate valuation allowance of Euro 24.1 million and Euro 27.1 million, respectively, against deferred tax assets as it is more likely than not that the above deferred income tax assets will not be fully utilized in future periods. The amount of valuation allowance that would be allocated directly to capital in future periods, if reversed, is not material.

A reconciliation of the amount of unrecognized tax benefits is as follows (amounts in thousands of Euro):

Balance - January 1, 2007	54,089

Gross increase - acquisition of Oakley	14,176
Gross increase - tax positions in prior period	5,018
Gross decrease - tax positions in prior period	(7,473)
Gross increase - tax positions in current period	5,796
Settlements	(2,799)
Lapse of statute of limitations	(8,851)
Change in exchange rates	(3,365)

Balance - December 31, 2007	56,591

Gross increase - tax positions in prior period	4,910
Gross decrease - tax positions in prior period	(9,356)
Gross increase - tax positions in current period	13,139
Settlements	(6,756)
Lapse of statute of limitations	(2,296)
Change in exchange rates	1,901

Balance - December 31, 2008	58,133

Included in the balance of unrecognized tax benefits at December 31, 2008 and December 31, 2007, are Euro 39.1 million and Euro 39.9 million of tax benefits that, if recognized, would affect the effective tax rate.

The Group does not anticipate the unrecognized tax benefits to change significantly during 2009.

The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expense. Related to the uncertain tax benefits noted above, the Company’s accrual for penalties and interest during 2008 and 2007 was immaterial and, in total, as of December 31, 2008, the Company has recognized a liability for penalties of approximately Euro 3.6 million and interest expense of approximately Euro 7.5 million.

The Group is subject to taxation in Italy and foreign jurisdictions of which only the U.S. federal is significant. Italian companies’ taxes are subject to review pursuant to Italian law. As of December 31, 2008, tax years from 2003 through the most recent year were open for such review. At the date of December, 31 2008 no Italian companies are subjected to a tax inspection. The previous tax inspections open in 2007 were closed with no material liability for the Group.

The Group’s U.S. federal tax years for 2005, 2006 and 2007 are subject to examination by the tax authorities.

9. LONG-TERM DEBT

Long-term debt consists of the following (thousands of Euro):

	December 31,
	2008	2007

Credit agreement with various Italian financial institutions (a)	400,000	185,000
Senior unsecured guaranteed notes (b)	213,196	97,880
Credit agreement with various financial institutions (c)	1,001,403	1,059,918
Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (d)	4,314	4,894
Credit Agreement with various financial Institution for Oakley acquisition (e)	1,185,482	1,369,582
Capital lease obligations, payable in installments through 2009	1,107	1,866
Total	2,805,502	2,719,140
Current maturities	286,213	792,617
Long-term debt	2,519,289	1,926,523

(a)          In September 2003, the Company acquired its ownership interest of OPSM and more than 90 percent of the performance rights and options of OPSM for an aggregate of AUD 442.7 million (Euro 253.7 million), including acquisition expenses. The purchase price was paid for with the proceeds of a credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The credit facility included a Euro 150 million term loan, which required repayment of equal semi-annual installments of principal of Euro 30 million starting on September 30, 2006 until the final maturity date. Interest accrued on the term loan at Euribor (as defined in the agreement) plus 0.55 percent. The revolving loan provided borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. Interest accrued on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent. The Company could select interest periods of one, two or three months. The final maturity of the credit facility was September 30, 2008, the credit facility was repaid in full. The credit facility contains certain financial and operating covenants.  The Company was in compliance with those covenants during 2008, prior to the final maturity date.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which decreased by Euro 30 million every six months starting on March 30, 2007. These swaps expired on September 30, 2008. The ineffectiveness of cash flow

ANNUAL REPORT 2008

hedges was tested at the inception date and throughout the year. The results of the tests indicated that the cash flow hedges were highly effective prior to the swap expiration date of September 2008.

In December 2005, the Company entered into an unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L (LLC). The 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. The final maturity of the credit facility was June 1, 2007. The Company repaid the outstanding amount on the maturity date with the proceeds of a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The new 18- month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. Interest accrued on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent. The Company could select interest periods of one, three or six months. The credit facility expired on December 3, 2008 and the credit facility was repaid in full.

In April 2008, the Company entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility is an 18-month revolving credit facility that provides borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 0.375 percent (3.604 percent as of December 31, 2008). The Company can select interest periods of one, three or six months. The final maturity of the credit facility is October 8, 2009. As of December 31, 2008 Euro 150.0 million was borrowed under this facility.

On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica US Holdings Corp. (“US Holdings”), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p. A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility will require repayment of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, and a repayment of Euro 40.0 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement (3.741 percent as of December 31, 2008). As of December 31, 2008 Euro 250.0 million was borrowed under this credit facility.

(b)         On September 3, 2003, US Holdings closed a private placement of US$ 300 million (Euro 215.5 million at the exchange rate as of December 31, 2008) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrued at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes matured on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual repayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., a wholly owned subsidiary. The Notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of December 31, 2008. In December 2005, US Holdings terminated three interest rate swaps that coincided with the Notes and, as such, the final adjustment to the carrying amount of the hedged interest-bearing financial instruments is being amortized as an adjustment to the fixed-rate debt yield over the remaining life of the debt. The effective interest rate on the Series C Notes outstanding as December 31, 2008, is 5.44 percent for its remaining life. Amounts outstanding under these Notes were Euro 15.6 million and Euro 97.9 million as of December 31, 2008 and 2007, respectively.

On July 1, 2008 US Holdings closed a private placement of US$ 275 million senior unsecured guaranteed notes (the “2008 Notes”), issued in three series (Series A, Series B and Series C).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The principal amounts of Series A, Series B and Series C Notes are US$ 20 million, US$ 127 million and US$ 128 million, respectively. Series A Notes mature on July 1, 2013, Series B Notes mature on July 1, 2015 and Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The proceeds from the 2008 Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility which was amended on July 1, 2008. In addition, US Holdings extended the amended Bridge Loan (see (e) below) of US$ 150 million for a further 18 months starting from July 1, 2008.

(c)          On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 1,130 million and US$ 325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). The March 2006 amendment increased the available borrowings, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. On February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. On February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S. p. A. debt as it matures. Tranche B is a term loan of US$ 325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole. Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and US Dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2008 was 4.166 percent for Tranche A, 4.874 percent for Tranche B, 1.189 percent on Tranche C amounts borrowed in US Dollars and 3.397 percent on Tranche C borrowed in Euro. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2008. Under this credit facility, Euro 1,001.4 million and Euro 1,059.9 million was borrowed as of December 31, 2008 and 2007, respectively.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 (the “Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.565. percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately Euro 0.17 million, net of taxes, is included in other comprehensive income as of December 31, 2008. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2009 is approximately Euro 0.07 million, net of taxes. During the third quarter of 2007 the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of US$ 325.0 million with various banks (“Tranche B Swaps”). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of Libor for an average fixed rate of 4.616 percent per annum. The ineffectiveness of cash flow hedges was tested

ANNUAL REPORT 2008

at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US$ (17.3) million, net of taxes, is included in other comprehensive income as of December 31, 2008. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2009 is approximately US$ (6.3) million, net of taxes.

(d)         Other loans consist of several small credit agreements. Certain subsidiaries’ fixed assets are pledged as collateral for such loans.

(e)          On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately US$ 2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007 the Company and its subsidiary US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a bridge loan for an aggregate principal amount of US$ 2.0 billion. The term loan facility is a term loan of US$ 1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of US$ 1.0 billion, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of US$ 500 million, made available to the Company. Each facility has a five-year term, with options to extend the maturity date on two occasions for one year each time. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on “Net Debt to EBITDA” ratio, as defined in the agreement (1.545 percent for Facility D and 2.346 percent for Facility E on December 31, 2008). On September 2008, the Company exercised an option included in the agreement to extend the maturity date of Tranches D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2008. US$ 1,500.0 million was borrowed under this credit facility as of December 31, 2008.

During the third quarter of 2007 the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of US$ 500.0 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of Libor for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US$ (30.1) million, net of taxes, is included in other comprehensive income as of December 31, 2008. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal 2009 is approximately US$ (9.5) million, net of taxes.

During the fourth quarter of 2008 US Holdings entered into ten interest rate swap transactions with an aggregate initial notional amount of US$ 500.0 million with various banks (“Tranche D Swaps”). The last maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of Libor for an average fixed rate of 2.77 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US$ (10.7) million, net of taxes, is included in other comprehensive income as of December 31, 2008. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these hedges in fiscal 2009 is approximately US$ (4.7) million, net of taxes. The short term bridge loan facility was for an aggregate principal amount of US$ 500 million. Interest accrued on the short term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and its subsidiary US Holdings entered into an amendment and transfer agreement to the US$ 500.0 million short-term bridge loan facility entered into to finance the Oakley acquisition. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

terms of this amendment and transfer agreement, among other things, reduced the total facility amount from US$ 500.0 million to US$ 150.0 million, effective on July 1, 2008, and provided for a final maturity date that is 18 months from the effective date of the agreement. From July 1, 2008, interest accrues at LIBOR (as defined in the agreement) plus 0.60 percent (4.6525 percent as of December 31,2008). As of December 31, 2008 US$ 150.0 million was borrowed under this facility.

Long-term debt, including capital lease obligations, matures in the years subsequent to December 31, 2008 as follows (thousands of Euro):

Years ended December 31

2009	286,213
2010	260,601
2011	257,978
2012	511,564
2013	1,305,686
Thereafter	183,460
Total	2,805,502

10. EMPLOYEE BENEFITS

Liability for Termination Indemnities. With regards to staff leaving indemnities (“TFR”), Italian law provides for severance payments to employees upon dismissal, resignation, retirement of other termination of employment. TFR, through December 31, 2006, was considered an unfunded defined benefit plan. Therefore, through December 31, 2006, the Company accounted for the defined benefit plan in accordance with EITF 88-1, “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan,” using the option to record the vested benefit obligation, which is the actuarial present value of the vested benefits to which the employee would be entitled if the employee retired, resigned or were terminated as of the date of the financial statements.

Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan, therefore each year, the Company adjusts its accrual based upon headcount and inflation and excluding the changes in compensation level. There are also some termination indemnities in other countries which are provided through payroll tax and other social contributions in accordance with local statutory requirements. The related charges to earnings for the years ended December 31, 2008, 2007 and 2006 were Euro 17.9 million, Euro 15.4 million and Euro 12.9 million respectively.

Qualified Pension Plans. During fiscal years 2008, 2007, and 2006, the Company continued to sponsor a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan (“Lux Plan”), which provides for the payment of benefits to eligible past and present employees of the Company upon retirement. Pension benefits are accrued based on length of service and annual compensation under a cash balance formula.

The Lux Plan was amended effective January 1, 2006, granting eligibility to associates who work in the Cole Vision stores, field management, and the related labs and distribution centers. Additionally, the Company amended the pension accrual formula for the Cole associates, as well as all new hires for the Company. The new formula has a more gradual benefit accrual pattern and incorporates changes to the vesting schedule as required by the Pension Plan Protection Act of 2006.

ANNUAL REPORT 2008

As of the effective date of the Cole acquisition, the Company assumed sponsorship of the Cole National Group, Inc. Retirement Plan (“Cole Plan”). This was a qualified noncontributory defined benefit pension plan that covered Cole employees who met eligibility service requirements and were not members of certain collective bargaining units. In January 2002, the Cole Plan was frozen for all participants. The average pay for all participants was frozen as of March 31, 2002, and covered compensation was frozen as of December 31, 2001. Benefit service was also frozen as of March 31, 2002, except for those who were age 50 with 10 years of benefit service as of that same date, whose service will continue to increase as long as they remain employed by the Company. As of December 31, 2007, the Cole Plan was merged into the Lux Plan. The projected benefit obligation and fair value of net assets transferred on such date were Euro 34.2 million (US$ 49.9 million) and Euro 37.6 million (US$ 54.9 million), respectively. Upon the merger, there were no changes to the provisions or benefit formulas of the Lux Plan.

Nonqualified Pension Plans and Agreements. The Company also maintains a nonqualified, unfunded supplemental executive retirement plan (“SERP”) for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

Starting January 1, 2006, this plan’s benefit provisions were amended to mirror the changes made to the Company’s qualified pension plan.

A subsidiary of the Company sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of the Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole’s chief executive officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

The following tables provide key information pertaining to the Company’s pension plans and SERPs. During the fiscal year 2008, the Company adopted a December 31 measurement date for these plans as required by SFAS 158. The Company used a September 30 measurement date for fiscal 2007 (thousands of Euro).

	Pension Plans		SERP
Obligation and funded status	2008	2007	2008	2007

Change in benefit obligations:
Benefit obligation - beginning of period	266,786	272,248	10,095	8,320
Service cost	21,666	16,449	679	504
Interest cost	21,210	15,606	870	589
Actuarial (gain)/loss	55	(1,690)	92	1,871
Benefits paid	(11,111)	(8,573)	(294)	(219)
Translation difference	14,914	(27,254)	573	(970)
Benefit obligation - end of period	313,520	266,786	12,015	10,095

	SERP
Pension Plans	2008	2007	2008	2007

Change in plan assets:
Fair value of plan assets - beginning of period	226,575	216,792
Actual return on plan assets	(55,679)	24,203
Employer contribution	16,318	16,717	294	219
Benefits paid	(11,111)	(8,573)	(294)	(219)
Translation difference	8,276	(22,564)
Fair value of plan assets - end of period	184,379	226,575

Funded status	(129,141)	(40,211)	(12,015)	(10,095)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts recognized in the consolidated balance sheets as of December 31, 2008 and 2007, consist of the following (thousands of Euro):

	Pension Plans		SERP
Obligation and funded status	2008	2007	2008	2007

Liabilities:
Current liabilities	—	—	443	770
Noncurrent liabilities	129,141	40,211	11,572	9,325
Total accrued pension liabilities	129,141	40,211	12,015	10,095

Other comprehensive income:
Net loss	104,015	28,380	3,535	3,898
Prior service cost	217	283	5	17
Contributions after measurement date	—	—		5
Accumulated other comprehensive income	104,232	28,663	3,540	3,920

The accumulated benefit obligations for the pension plans and SERPs as of December 31, 2008 and September 30, 2007 and 2006 were as follows (thousands of Euro):

	Pension plans			SERP
	2008	2007	2006	2008	2007	2006

Accumulated benefit obligations	288,828	245,829	255,239	10,124	7,989	6,542

Components of net periodic benefit cost and other amounts recognized in other comprehensive income

Net periodic benefit cost:
Service cost	17,333	16,449	13,326	543	504	335
Interest cost	16,968	15,606	15,090	696	589	442
Expected return on plan assets	(17,256)	(16,703)	(15,837)
Amortization of actuarial loss	1,174	2,640	3,277	342	413	299
Amortization of prior service cost	52	547	561	(9)	9	10

Net periodic benefit cost	18,271	18,539	16,417	1,572	1,515	1,086

Adjustment due to change in measurement date	4,568			397

Other changes in plan assets and benefit obligations recognized in other comprehensive income:
Net loss (gain)	77,303	(9,191)	4,518	92	1,871	1,831
Prior service cost			297

Amortization of actuarial loss	(1,467)	(2,640)	(3,277)	(427)	(413)	(299)
Amortization of prior service cost	(64)	(547)	(561)	(11)	(9)	(10)

Total recognized in other comprehensive income	75,772	(12,378)	977	(346)	1,449	1,522

Total	98,611	6,161	17,394	1,623	2,964	2,608

ANNUAL REPORT 2008

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year are Euro 2.0 million and Euro 0.1 million, respectively. The estimated net loss and prior service cost for the SERPs that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year are Euro 0.2 million and Euro 0.0 million, respectively.

	Pension plans		SERP
Assumptions	2008	2007	2008	2007

Weighted-average assumption used to determine benefit obligations:
Discount rate	6.30%	6.50%	6.30%	6.50%
Rate of compensation increase	6%/5%/4%	6%/5%/4%	6%/5%/4%	6%/5%/4%

Weighted-average assumption used to determine net periodic benefit cost for years ended December 31, 2008 and 2007:
Discount rate	6.50%	6.00%	6.50%	6.00%
Expected long-term return on plan assets	8.00%	8.25%	N/A	N/A
Rate of compensation increase	6%/5%/4%	6%/5%/4%	6%/5%/4%	6%/5%/4%
Mortality table	RP-2000	RP-2000	RP-2000	RP-2000

The Company uses an assumption for salary increases based on a graduated approach of historical experience. The Company’s experience shows salary increases that typically vary by age.

Our actuaries use the RP-2000 Mortality Table, which includes death rates for each age, in estimating the amount of pension benefits that will become payable.

For 2008, the Company’s long-term rate of return assumption on the pension plans’ assets was 8.00%. In developing this assumption, the Company considered input from its third-party pension asset managers, investment consultants, and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions. The Company also considered the pension plans’ historical average return over various periods of time (through September 30, 2008). The resulting assumption was also benchmarked against the assumptions used by other U.S. corporations as reflected in several surveys to determine consensus thinking at that time on this assumption.

Plan Assets - The pension plan’s target and actual asset allocations at December 31, 2008 and September 30, 2007, by asset category are as follows:

		Plan assets at	Plan assets at
	Asset allocation	December 31, 2008	September 30, 2007
	target	Lux plan	Lux plan	Cole plan
Asset category
Equity securities	65%	57%	63%	72%
Debt securities	35%	42%	35%	27%
Other	—%	1%	2%	1%

Total	100%	100%	100%	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Lux Plan’s investment policy defines the target allocation as mentioned in the above table as well as a range of possible allocations. The range of allocation to equity securities is 58% to 72% and the range of allocation to debt securities is 32% to 38%. The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts. Beginning in September 2008, the global capital markets took a downward turn and have since become extremely volatile. This volatility is evident in the year-end market values of plan assets. Upon direction from the plan’s administrator, the Luxottica Group’s Employee Retirement Income Security Act of 1974 (“ERISA”) Plans Compliance and Investment Committee, it was decided to refrain from an actual rebalancing of the plan’s assets until the markets become more stable.

Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active strategies. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments), and individual securities. Certain transactions and securities are not authorized to be conducted or held in the pension trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and American Depositary Receipts (“ADRs”) or common stock of the Company. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets. The defined benefit pension plans have an investment policy that was developed to serve as a management tool to provide the framework within which the fiduciary’s investment decisions are made, establish standards to measure investment manager’s performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process.

Benefit Payments. The following estimated future benefit payments, which reflect expected future service, are expected to be paid in the years indicated (thousands of Euro):

	Pension	Supplemental
	plan	plans

2009	10,677	442
2010	11,314	560
2011	12,395	558
2012	13,670	948
2013	15,276	1,179
2014-2018	92,668	4,746

Contributions. The Company expects to contribute Euro 26.9 million to its pension plan and Euro 0.4 million to the SERP in 2009.

Other benefits. The Company provides certain postemployment medical, disability, and life insurance benefits. The Company’s accrued liability related to this obligation as of December 31, 2008 and 2007, was Euro 1.6 million and Euro 1.4 million, respectively, and is included in other long term liabilities on the consolidated balance sheets.

The Company sponsors a tax incentive savings plan covering all full-time employees. The Company makes quarterly contributions in cash to the plan based on a percentage of employees’ contributions. Additionally, the Company may make an annual discretionary contribution to the plan, which may be made in the Parent Company’s ADRs or cash. Aggregate contributions made to the tax incentive savings plan by the Company were Euro 8.8 million and Euro 8.1 million for fiscal 2008 and 2007, respectively. For fiscal 2008 and 2007, these contributions did not include a discretionary match.

ANNUAL REPORT 2008

Upon the acquisition of Oakley, effective November 14, 2007, the Company also sponsors a tax incentive savings plan for all United States Oakley associates with at least six months of service. This plan is funded by employee contributions with the Company matching a portion of the employee contribution. Company contributions to the plan for fiscal 2008 and for the period November 14, 2007 through December 31, 2007, were Euro 1.2 million and Euro 0.1 million, respectively.

The Company sponsors the following additional other benefit plans, which cover certain present and past employees of the Cole companies acquired:

•       Cole provides, under individual agreements, postemployment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2008 and 2007, the accrued liability, related to these benefits, was Euro 0.7 million and Euro 1.0 million, respectively, and is included in “other long term liabilities” on the consolidated balance sheet.

•       The Company sponsors a tax incentive savings plan covering all full-time employees in Puerto Rico. The Company makes quarterly contributions in cash to the plan based on a percentage of employee’s contributions. The Company may make an annual discretionary contribution to the plan, which may be made in the Parent Company’s ADRs or cash. In 2008 and 2007, contributions to the plan were immaterial. For fiscal 2008 and 2007, these contributions did not include a discretionary match.

•       Cole established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant’s account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability of Euro 1.0 million and Euro 1.0 million at December 31, 2008 and 2007, respectively, is included in “other long term liabilities” on the consolidated balance sheets.

Other defined contribution plan. The Company continues to participate in superannuation plans in Australia and Hong Kong. The plans provide benefits on a defined contribution basis for employees on retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation.

Certain employees of the Company located outside the United States are covered by state sponsored postemployment benefit plans. These plans are generally funded in conformity with the applicable local government regulations and amounts are expensed as contributions accrue. The aggregate liability to the Company for these foreign postemployment benefit plans as of December 31, 2008 and 2007, was immaterial.

Health benefit plans. The Company partially subsidizes health care benefits for U. S. eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65.

As of the Cole acquisition date, the Company assumed a liability for a postretirement benefit plan maintained by Cole in connection with its acquisition of Pearle in 1996. This plan was closed to new participants at the time of Cole’s acquisition of Pearle. Under this plan, the eligible former employees are provided life insurance and certain health care benefits, which are partially subsidized by Cole. Medical benefits under this plan can be maintained past age 65. Effective January 1, 2008, the Cole postretirement benefit plan was merged into the Luxottica Group Postretirement Medical Benefits Program (“Lux Postretirement Plan”). The projected benefit obligation transferred on such date was Euro 2.2 million. Upon the merger, there were no changes to provisions of the Lux Postretirement Plan.

Amounts recognized in the consolidated balance sheets as of December 31, 2008 and 2007, consist of the following (thousands of Euro):

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2008	2007

Liabilities:
Current liabilities	157	173
Noncurrent liabilities	2,773	3,260
Total accrued postretirement liabilities	2,930	3,433

Amounts recognized in accumulated OCI are immaterial.

Benefit payments. The following estimated future benefit payments for the health benefit plans, which reflect expected future service, are estimated to be paid in the years indicated (thousands of Euro):

Years ending December 31,

2009	157
2010	171
2011	192
2012	206
2013	215
2014-2018	1,275

Contributions. The expected contributions for 2009 are expected to be immaterial for both the Company and aggregate employee participants.

For 2008, an 11.0% (11.5% for 2007) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2020 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.3% at December 31, 2008 and 6.5% at September 30, 2007.

The weighted-average discount rate used in determining the net periodic benefit cost for 2008 and 2007, was 6.5%, and 6.00%, respectively.

Implementation of SFAS No. 158

As required by SFAS 158, during fiscal 2008 the Company adopted a December 31 measurement date for the Lux Plan, SERP and the Lux Postretirement Plan. As a result of this change in measurement date, the adjustment to retained earnings net of tax related to the Lux Plan, the SERP and Lux Postretirement Plan was a decrease of Euro 2.8 million, Euro 0.2 million and Euro 0.1 million, respectively. The impact to accumulated other comprehensive Income net of tax related to the Lux Plan and the SERP plans was an increase of Euro 0.2 million, Euro 0.0 million and Euro 0.0 million, respectively.

11. STOCK OPTION AND INCENTIVE PLANS

Stock option plan. Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company’s stock option plans (the “plans”). The aggregate number of shares permitted to be granted under these plans to the employees is 24,714,600. The Company believes that the granting of options to these key employees strengthens their loyalty and recognizes their contribution to the Group’s success. Prior to 2006, under the older plans the stock options were granted at a price that was equal to or greater than market value of the shares at the date of grant. Under the 2005 and 2006 plans, options were granted at

ANNUAL REPORT 2008

the greater of either (i) the previous 30 day average stock price immediately before the date of grant or (ii) the price on the grant date depending on certain regulatory requirements of the country where the employee receiving the option is located. These options become exercisable in either three equal annual installments, two equal annual installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

The Company adopted SFAS No. 123(R), Share-Based Payment, as of January 1, 2006, and at such point began expensing stock options over their requisite service period based on their fair value as of the date of grant. For the years ended December 31, 2008, 2007 and 2006, Euro 7.5 million, Euro 7.8 million and Euro 7.0 million, respectively, of compensation expense has been recorded for these plans.

A summary of option activity under the Plans as of December 31, 2008, and changes during the year then ended is as follows:

		Weighted average	Weighted average
	Number	exercise price	remaining	Aggregate
	of options	(denominated	contractual	intrinsic value
	outstanding	in Euro)	terms	(Euro 000)

Outstanding as of December 31, 2007	9,113,913	16.61
Granted	2,020,500	18.08
Forfeitures	(248,800)	10.89
Exercised	(724,613)	8.65
Outstanding as of December 31, 2008	10,161,000	13.89	5.51	3,611
Exercisable at December 31, 2008	5,708,000	14.57	3.75	3,611

The weighted-average fair value of grant-date fair value options granted during the years 2008, 2007 and 2006 was Euro 5.02, Euro 6.03 and Euro 5.72, respectively.

The fair value of the stock options granted was estimated at the date of grant using a binomial lattice model. The following table presents the weighted - average assumptions used in the valuation and the resulting weighted average fair value per option granted:

	2008	2007	2006

Dividend yield	1.65%	1.43%	1.33%
Risk-free interest rate	3.63%	3.91%	3.11%
Expected option life (years)	6.27	5.7	5.8
Expected volatility	26.93%	23.70%	25.91%
Weighted average fair value (Euro)	5.02	6.03	5.72

Expected volatilities are based on implied volatilities from traded share options on the Company’s stock, historical volatility of the Company’s share price, and other factors. The expected option life is based on the historical exercise experience for the Company based upon the date of grant and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U. S. Federal Treasury or European government bond yield curve, as appropriate, in effect at the time of grant.

As of December 31, 2008 there was Euro 10.2 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements; that cost is expected to be recognized over a period of 1.8 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Performance Plans. In October 2004, under a Company performance plan, the Company granted options to acquire an aggregate of 1,000,000 shares of the Company to certain employees of the North American Luxottica Retail Division which vested and became exercisable on January 31, 2007 as certain financial performance measures were met over the period ending December 2006. For the years ended December 31, 2008, 2007 and 2006 Euro 0.0 million, Euro 0.2 million and Euro 1.9 million, respectively, of compensation expense has been recorded for this plan.

In September 2004, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family, representing, at that time, 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share. The stock options to be issued under the stock option plan vested upon meeting certain economic objectives in June 2006. For the year ended December 31, 2006 Euro 21.4 million of compensation expense has been recorded for this plan.

In July 2006, under a Company performance plan, the Company granted options to acquire an aggregate of 13,000,000 shares of the Company to certain top management positions throughout the Company which vest and become exercisable as certain financial performance measures are met. Upon vesting the employee will be able to exercise such options until they expire in 2016. Currently it is expected that these performance conditions will be met. If these performance measures are not expected to be met no additional compensation costs will be recognized and previous compensation costs recognized will be reversed. In 2008 management revisited their estimate of the period when the targeted performance measures are likely to be met. Based on the new estimate the vesting period has been postponed to December 31, 2013. For the years ended December 31, 2008, 2007 and 2006, Euro 3.0 million, Euro 34.1 million and Euro 17.6 million, respectively, of compensation expense has been recorded for these plans. A summary of option activity under the performance plans as of December 31, 2008, and changes during the year then ended are as follows:

		Weighted average	Weighted average
	Number	exercise price	remaining	Aggregate
	of options	(denominated	contractual	intrinsic value
Performance Plans	outstanding	in Euro)	Terms	(Euro 000s)
Outstanding as of December 31, 2007	22,670,000	18.01
Granted	1,203,600
Forfeitures	(100,000)	22.09
Exercised	(20,000)	12,64
Outstanding as of December 31, 2008	23,753,600	17.1	6.37	15,362
Exercisable at December 31, 2008	9,650,000	13.66	5.55	15,362

The weighted-average fair value of grant-date fair value options granted during the year 2006 was Euro 5.13. There were no performance grants issued in 2007. In May 2008, a Performance Shares Plan for top managers within the Group as identified by the Board of Directors of the Group (the “Board”) (the “2008 PSP”) was adopted. The 2008 PSP is intended to strengthen the loyalty of the Group’s key employees and to recognize their contribution to the Group’s success on a medium-to long-term basis. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain financial target as defined by the Board. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP’s beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares. On May 13, 2008, the Board granted 1,203,600 rights to receive ordinary shares. Management believes that based, on the current estimates, the Group

ANNUAL REPORT 2008

performance targets as defined by the plan will not be achieved. Accordingly no compensation expense plan has been recorded in 2008 for this plan.

The fair value of the stock options granted was estimated at the date of grant using a binomial lattice model. The following table presents the weighted - average assumptions used in the valuation and the resulting weighted average fair value per option granted:

	2008		2006
	PSP	2007	Plan I	Plan II
			(a)	(b)
Dividend yield	1.65%	—	1.33%	1.33%
Risk-free interest rate	3.96%	—	3.88%	3.89%
Expected option life (years)	2.10	—	5.36	5.53
Expected volatility	30.41%	—	26.63%	26.63%
Weighted average fair value (Euro)	17.67	—	6.15	5.8

(a) Stock Performance Plan issued in July 2006 for a total of 9,500,000 options granted

(b) Stock Performance Plan issued in July 2006 for a total of 3,500,000 options granted

As of December 31, 2008 there was Euro 14.8 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements; that cost is expected to be recognized over a period of 5 years.

Cash received from option exercises under all share-based arrangements and actual tax benefits realized for the tax deductions from option exercises are disclosed in the consolidated statements of shareholders’ equity.

12. SHAREHOLDERS’ EQUITY

In May 2008 and June 2007, the Company’s Annual Shareholders Meetings approved cash dividends of Euro 223.6 million and Euro 191.1 million, respectively. These amounts became payable in May 2008 and June 2007, respectively. Italian law requires that five percent of net income be retained as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings were Euro 5.6 million and Euro 5.5 million at December 31, 2008 and 2007, respectively.

Luxottica Group’s legal reserve roll-forward for fiscal period 2006-2008 is detailed as follows (thousands of Euro):

January 1, 2006	5,477
Increase in fiscal year 2006	36
December 31, 2006	5,513
Increase in fiscal year 2007	23
December 31, 2007	5,536
Increase in fiscal year 2008	18
December 31, 2008	5,554

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Previously the Board of Directors authorized US Holdings to repurchase through the open market up to 21,500,000 ADRs of Luxottica Group S.p.A., representing at that time approximately 4.7 percent of the authorized and issued share capital. As of December 31, 2004, both repurchase programs expired and US Holdings purchased 6,434,786 ADRs (1,911,700 in 2002 and 4,523,786 in 2003) at an aggregate purchase price of Euro 70.0 million (US$ 73.8 million translated at the exchange rate at the time of the transactions). In connection with the repurchase, an amount of Euro 70.0 million is classified as treasury shares in the Company’s consolidated financial statements. The market value of these shares based on the share price as listed on the Milan Stock Exchange at December 31, 2008, is approximately Euro 81.5 million (US$ 113.8 million).

13. SEGMENTS AND RELATED INFORMATION

In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Sunglass Hut International, OPSM Group Limited and Cole National Corporation. For 2007, Oakley was viewed as a stand alone segment since it was not yet integrated into the wholesale and retail segments.

The following tables summarize the segment and geographic information deemed essential by the Company’s management for the purpose of evaluating the Company’s performance and for making decisions about future allocations of resources.

The “Inter-segment transactions and corporate adjustments” column includes the elimination of inter-segment activities which consist primarily of sales of product from the manufacturing and wholesale segment to the retail segment and corporate related expenses not allocated to reportable segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

ANNUAL REPORT 2008

				Inter-segments
				transactions
	Manufacturing			and corporate
(thousands of Euro)	and Wholesale	Retail	Oakley	adjustments		Consolidated

Year ended December 31, 2006
Net sales	1,715,369	3,294,161		(333,374	)(1)	4,676,156
Income from operations	445,843	431,547		(121,403	)(2)	755,987
Capital expenditure	108,117	164,063				272,180
Depreciation & amortization	57,331	122,403		41,063	(3)	220,797
Identifiable assets	1,853,144	1,343,482		1,772,252	(4)	4,968,878

Year ended December 31, 2007
Net sales	1,992,740	3,233,802	86,964	(347,452	)(1)	4,966,054
Income from operations	527,991	361,809	3,717	(60,204	)(2)	833,313
Capital expenditure	112,973	213,293	8,503			334,769
Depreciation & amortization	68,981	118,100	7,682	38,050	(3)	232,813
Identifiable assets	2,321,204	1,405,299	1,937,292	1,493,471	(4)	7,157,266

Year ended December 31, 2008
Net sales	2,472,330	3,109,146		(379,865	)(1)	5,201,611
Income from operations	545,507	291,469		(87,213	)(2)	749,763
Capital expenditure	125,489	170,947				296,436
Depreciation & amortization	85,987	123,129		55,822	(3)	264,938
Identifiable assets	2,750,081	1,528,410		3,026,734	(4)	7,305,225

(1) Inter-segment elimination of net sales relates to intercompany sales from the manufacturing and wholesale segment to the retail segment.

(2) Inter-segment elimination of Income from operations mainly relates to depreciation and amortization of corporate identifiable assets and profit-in-stock elimination for frames manufactured by the wholesale Segment and included in the retail segment inventory.

(3) Corporate adjustments to depreciation and amortization relate to depreciation and amortization of corporate assets.

(4) Corporate adjustments to identifiable assets include mainly the net value of goodwill and trade names of acquired retail businesses.

The geographic segments include Italy, the main manufacturing and distribution base, United States and Canada (which includes the United States of America, Canada and Caribbean islands), Asia Pacific (which includes Australia, New Zealand, China, Hong Kong and Japan) and Other (which includes all other geographic locations including Europe (excluding Italy), South and Central America and the Middle East). Sales are attributed to geographic segments based on the legal entity domicile where the sale is originated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Euro)		United States (6)			Adjustments
Year ended December 31,	Italy (6)	and Canada	Asia Pacific (6)	Other (6)	and eliminations	Consolidated

2006
Net sales (5)	1,321,887	3,076,503	603,640	761,955	(1,087,829)	4,676,156
Income from operations	389,275	331,002	33,841	79,397	(77,528)	755,987
Long lived assets, net	280,692	387,861	110,099	8,549	—	787,201
Identifiable assets	1,331,719	2,675,833	748,305	388,825	(175,804)	4,968,878

2007
Net sales (5)	1,506,077	3,073,086	685,561	1,114,429	(1,413,098)	4,966,054
Income from operations	377,799	324,167	57,191	127,761	(53,605)	833,313
Long lived assets, net	326,978	575,566	134,435	20,803		1,057,782
Identifiable assets	1,894,546	4,839,680	804,786	752,818	(1,134,565)	7,157,266

2008
Net sales (5)	1,379,599	3,376,294	729,050	1,307,631	(1,590,963)	5,201,611
Income from operations	290,697	332,564	53,262	133,018	(59,778)	749,763
Long lived assets, net	348,016	655,393	141,339	25,950		1,170,698
Identifiable assets	1,731,022	4,914,282	790,691	858,380	(989,150)	7,305,225

(5) No single customer represents five percent or more of sales in any year presented.

(6) Sales, income from operations and identifiable assets are the result of combination of legal entities located in the same geographic area.

14. FINANCIAL INSTRUMENTS

Concentration of Credit Risk. Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash investments and accounts receivable. The Company attempts to limit its credit risk associated with cash equivalents by placing the Company’s cash balances and investments with highly rated banks and financial institutions. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and certain customers may be required to post security in the form of letters of credit. As of December 31, 2008 and 2007, no single customer balances comprised 10 percent or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2008 and 2007, was approximately Euro 12.3 million for both fiscal years, due from the host stores of our license brands retail division. These receivables represent cash proceeds from sales deposited into the host stores bank accounts, which are subsequently forwarded to the Company on a weekly or monthly basis depending on the Company’s contract with the particular host store and are based on contract arrangements that are short-term in length.

Concentration of Supplier Risk. As a result of the OPSM and Cole acquisitions, Essilor S.A. has become one of the largest suppliers to the Company’s Retail Division. For the 2008, 2007 and 2006 fiscal years, Essilor S.A. accounted for approximately 12.0 percent, 15.0 percent and 15.0 percent of the Company’s total merchandise purchases, respectively. The Company has not signed any specific purchase contract with Essilor. Management believes that the loss of this vendor would not have a significant impact on the future operations of the Company as it could replace this vendor quickly with other third-party suppliers.

ANNUAL REPORT 2008

15. COMMITMENTS AND CONTINGENCIES

Royalty Agreements. Luxottica Group has entered into license agreements to manufacture, design and distribute prescription frames and sunglasses with selected fashion brands.

Under these license agreements, Luxottica Group is required to pay a royalty which generally ranges from five percent to 14 percent of the net sales (as identified in the relevant agreements). Some of these agreements provide also for annual guaranteed minimum payments. Such license agreements also provide for a mandatory marketing contribution that generally amounts to between five and ten percent of net sales (as identified in the relevant agreements). These license agreements typically have terms ranging from three to ten years, but may be terminated early by either party for a variety of reasons, inter alia, non-payment of royalties, failure to meet minimum sales thresholds, product alteration and, under certain agreements, a change in control of Luxottica Group S.p.A.

On April 17, 2008 Luxottica Group announced the signing of a 6-year license agreement for the design, manufacture and distribution of sun eyewear under the Stella McCartney brand; it is renewable for further 5 years. The agreement began on January 1, 2009.

On January 31, 2008 Luxottica Group announced the extension of the license agreement for the design, manufacture and distribution of sun and prescription eyewear under the Chanel brand for another 3 years and it is renewable for an additional period of 3 years.

Minimum payments required in each of the years subsequent to December 31, 2008 are detailed as follows (thousands of Euro):

Year ending December 31,
2009	56,862
2010	34,148
2011	26,291
2012	23,697
2013	24,141
Thereafter	96,872
Total	262,011

Total royalties and related advertising expenses for the fiscal years 2008, 2007 and 2006 aggregated 139.5 million, Euro 181.6 million and Euro 184.1 million, respectively.

Total payments for royalties and related advertising expenses for the fiscal years 2008, 2007 and 2006 aggregated Euro 142.4 million, Euro 278.2 million and Euro 225.1 million, respectively.

Leases. The Company leases through its worldwide subsidiaries various retail store, plant, warehouse and office facilities, as well as certain of its data processing and automotive equipment under operating lease arrangements expiring between 2008 and 2025, with options to renew at varying terms. The lease arrangements for the Company’s U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. In addition, with the acquisition of Cole, the Company operates departments in various host stores paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

Total rental expense for each year ended December 31 is as follows (thousands of Euro):

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2008	2007	2006

Minimum rent	288,743	264,496	236,546
Contingent rent	55,464	60,177	64,091
Sublease income	(26,017)	(38,806)	(35,955)
Total	318,190	285,867	264,682

Future minimum annual rental commitments are as follows (thousands of Euro):

Year ending December 31,

2009	262,662
2010	221,936
2011	186,977
2012	156,085
2013	127,971
Thereafter	348,249
Total	1,303,880

Other commitments. The Company is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Supplier commitments have been entered into with various suppliers in the normal course of business.

Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2008, are as follows (thousands of Euro):

Year ending December 31,	Endorsement contracts	Supplier commitments

2009	6,121	11,914
2010	2,811	11,898
2011	1,153	2,652
Thereafter	305	486
Total	10,390	26,950

Guarantees. The United States Shoe Corporation, a wholly owned subsidiary of the Company, remains contingently liable on seven store leases in the United Kingdom. These leases were previously transferred to third parties. The third parties have assumed all future obligations of the leases from the date each agreement was signed. However, under the common law of the United Kingdom, the lessor still has the right to seek payment of certain amounts from the Company if unpaid by the new obligor. If the Company is required to pay under these guarantees, it has the right to recover amounts from the new obligor. These leases will expire during various years until December 31, 2015. At December 31, 2008, the maximum amount for which the Company’s subsidiary is contingently liable is Euro 5.2 million.

Cole has guaranteed future minimum lease payments for certain store locations leased directly by franchisees. These guarantees aggregated approximately Euro 3.0 million at December 31, 2008. Performance under a guarantee by the Company is triggered by default of a franchisee on its lease commitment. Generally, these guarantees also extend to payments of taxes and other expenses payable under the leases, the amounts of which are not readily quantifiable. The terms of these guarantees range

ANNUAL REPORT 2008

from one to ten years. Many are limited to periods less than the full term of the lease involved. Under the terms of the guarantees, Cole has the right to assume the primary obligation and begin operating the store. In addition, as part of the franchise agreements, Cole may recover any amounts paid under the guarantee from the defaulting franchisee. The Company has accrued a liability at December 31, 2005 for the estimates of the fair value of the Company’s obligations from guarantees entered into or modified after December 31, 2002, using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2008 and 2007.

Short-Term credit facilities. As of December 31, 2008 and 2007, Luxottica Group had unused short-term lines of credit of approximately Euro 230.5 million and Euro 291.4 million, respectively.

The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 374.8 million (Euro 467.4 million at December 31, 2007). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2008 and 2007, these credit lines were utilized for Euro 252.4 million and Euro 312.0 million, respectively.

US Holdings maintains four unsecured lines of credit with four separate banks for an aggregate maximum credit of Euro 111.3 million (US$ 155.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2008, there were Euro 46.7 million (US$ 65.0 million) of borrowings outstanding and there were Euro 24.6 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

The blended average interest rate on these lines of credit is approximately LIBOR plus 0.25 percent.

Outstanding standby letters of credit. A U. S. subsidiary has obtained various standby and trade letters of credit from banks that aggregated Euro 34.2 million and Euro 31.0 million as of December 31, 2008 and 2007, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 50 to 100 basis points annually.

Litigation. The Company and its subsidiaries are involved in the following legal and regulatory proceedings of which the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Company’s business, financial position or operating results.

California Vision Health Care Service Plan lawsuit. In March 2002, an individual commenced an action in the California Superior Court for the County of San Francisco against the Company and certain of its subsidiaries, including LensCrafters, Inc. and EYEXAM of California, Inc. The plaintiffs sought to certify this case as a class action. The claims against LensCrafters and EYEXAM alleged various statutory violations relating to the confidentiality of medical information and the operation of LensCrafters’ stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, and other unlawful or unfair business practices. The action sought unspecified damages, statutory damages of US$ 1,000 per class member, return of profits, restitution of allegedly unjustly obtained sums, punitive damages and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at LensCrafters stores in California.

The parties reached a settlement that offers a range of benefits, including store vouchers and a cash option, along with certain enhancements to LensCrafters’ business practices. The Court granted final approval of the settlement, and final judgment was entered on August 7, 2008. The settlement became final on October 6, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2008, 2007 and 2006 were not material.

Cole consumer class action lawsuit. In June 2006, Cole and its subsidiaries were sued by a consumer in a class action that alleged various statutory violations related to the operations of Pearle Vision, Inc. and Pearle Vision Care, Inc. in California. The claims and remedies sought are similar to those asserted in the LensCrafters and EYEXAM case. The parties entered into a settlement agreement, which provides for a store voucher at Pearle Vision or LensCrafters for each class member and the payment of attorneys’ fees and costs. On December 19, 2008, the court granted final approval of the settlement and entered final judgment. The settlement became final on March 17, 2009.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2008, 2007 and 2006 were not material.

Oakley shareholder lawsuit. On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan filed a class action complaint, on behalf of itself and all other shareholders of Oakley, Inc. (“Oakley”), against Oakley and its Board of Directors in California Superior Court, County of Orange. The complaint alleged, among other things, that the defendants violated their fiduciary duties to shareholders by approving Oakley’s merger with Luxottica and claimed that the price per share fixed by the merger agreement was inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice. On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because the Company believed the allegations were without merit, on October 9, 2007, the defendants filed a demurrer to the amended complaint. Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008 filed a motion for attorneys’ fees and expenses. The hearing for this motion took place on April 17, 2008. On May 29, 2008, the Court issued a ruling denying the plaintiff’s motion for attorneys’ fees and expenses in its entirety. The court did not rule on the defendants’ demurrer to the amended complaint. On July 11, 2008, the Court entered an order dismissing the action with prejudice and denying the plaintiff’s motion for attorneys’ fees and expenses. The plaintiff has appealed the Court’s May 29, 2008 ruling and the July 11, 2008 order.

Costs associated with this litigation incurred for the years ended December 31, 2008 and 2007, were not material. Management believes, based in part on advice from counsel, that no estimate of the range of possible losses, if any, can be made at this time.

Fair credit reporting act litigation. In January 2007, a complaint was filed against Oakley and certain of its subsidiaries in the United States District Court for the Central District of California, alleging willful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. Plaintiff brought suit on behalf of a class of Oakley’s customers. Oakley denied any liability, and later entered into a settlement arrangement with Plaintiff that resulted in a complete release in favor of the Oakley defendants, with no cash payment to the class members but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The settlement also provided for the payment of attorneys’ fees and claim administration costs by the Oakley defendants. An order approving this settlement was entered on November 24, 2008.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2008 and 2007, were not material.

Texas LensCrafters class action lawsuit. In May 2008, two individual optometrists commenced an action against LensCrafters, Inc. and Luxottica Group S.p.A. in the United States District Court for the Eastern District of Texas, alleging violations of the Texas Optometry Act (“TOA”) and the Texas Deceptive Trade Practices Act, and tortious interference with customer relations. The suit alleges that LensCrafters has attempted to control the optometrists’ professional judgment and that certain terms of the optometrists’

ANNUAL REPORT 2008

sub-lease agreements with LensCrafters violate the TOA. The suit seeks recovery of a civil penalty of up to US$ 1,000 for each day of a violation of the TOA, injunctive relief, punitive damages, and attorneys’ fees and costs. In August 2008, plaintiffs filed a first amended complaint, adding claims for fraudulent inducement and breach of contract. In October 2008, plaintiffs filed a second amended complaint seeking to certify the case as a class action on behalf of all current and former LensCrafters’ sub-lease optometrists. Luxottica Group S.p.A. filed a motion to dismiss for lack of personal jurisdiction in October 2008. That motion is currently pending. The case was transferred to the Western District of Texas, Austin Division, in January, 2009, pursuant to the defendants’ motion to transfer venue. Although the Company believes that its operational practices in Texas comply with Texas law, if this action results in an adverse decision, LensCrafters may have to modify its activities in Texas. Further, LensCrafters and Luxottica Group might be required to pay statutory damages, the amount of which might have a material adverse effect on the Company’s operating results, financial condition and cash flow.

Costs associated with this litigation for the year ended December 31, 2008 were not material. Management believes, based in part on advice from counsel, that no estimate of the range of possible losses, if any, can be made at this time.

The Company is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

16. FAIR VALUES

Certain assets and liabilities of the Company are recorded at fair value on a recurring basis while others are recorded at fair value based on specific events. SFAS No. 157 specifies a hierarchy of valuation techniques consisting of three levels:

•	Level 1 - Inputs are quoted prices in an active markets for identical assets or liabilities

•

Level 2 - Inputs are quoted for similar assets or liabilities in an active market, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable (for example interest rates and yield curves observable at common quoted intervals) or market-corroborated inputs

•	Level 3 - Unobservable inputs used observable inputs are not available in situations when there is little, if any market activity for the asset or liability

At December 31, 2008 the fair value of the Company’s financial assets and liabilities measured on a recurring basis are as follows (thousands of Euro):

			Fair value measurements
			at reporting date using
Description	Balance sheet classification	December 31, 2008	Level 1-	Level 2-	Level 3-

Marketable securities	Prepaid expenses and other	23,550	23,550
Foreign Exchange Contracts	Prepaid expenses and other	7,712		7,712
Interest Rate Derivatives	Other assets	138		138
Interest Rate Derivatives	Other long term liabilities	64,213		64,213
Foreign Exchange Contracts	Other accrued expenses	5,022		5,022

As of December 31, 2008 the Company did not have any Level 3 fair value measurements.

The Company maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the marketable securities are based on quoted prices that are observable in active markets such as bond prices, including both corporate and government bonds.

The Company portfolio of foreign exchange derivatives includes only foreign exchange forward contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use market observable inputs including Yield Curves, Spot and Forward prices. The fair value of the interest rate derivatives portfolio is calculated using internal models that maximize the use of market observable inputs including Interest Rates, Yield Curves and Foreign Exchange Spot prices. The fair value of the TR Note as of December 31, 2007 was based on discounted projected cash flows utilizing an expected yield and disclosed as “Other Assets” on the consolidated balance sheet. During 2008 the Company sold such note to a third party (see Note 4 “Sale of Things Remembered”).

SFAS 159 allows the Company to elect on a financials instrument basis to fair value such instrument with changes in its fair value recorded into operations during the period of change. As of December 31, 2008 and for the year then ended the Company has not elected any of its financial instruments to be accounted for under SFAS 159.

17. SUBSEQUENT EVENTS

On January 28, 2009, the Company entered a new licensing agreement to design, manufacture and globally distribute sun and prescription eyewear collection by Tory Burch and TT, two emerging American fashion and lifestyle brands. The agreement with Tory Burch LLC will run for six years - renewable for a further four - with an expected launch of the first collection in 2009.

The new collections will be distributed not only by Tory Burch boutiques and premium American department stores but also in select independent optical stores and in Luxottica’s retail chains. After North America, distribution will be extended to Europe and the rest of the world.

Tory Burch, a highly appreciated brand in the affordable luxury segment, completes Luxottica’s brand portfolio by further strengthening its positioning in the key North American market and in the continually expanding department store channel.

On January 30, 2009, Luxottica Group and Salvatore Ferragamo Italia S.p.A., which controls Gruppo Ferragamo, agreed to a three-year extension of their licensing agreement covering design, manufacturing and global distribution of prescription and sun eyewear under the Salvatore Ferragamo label. The new agreement runs through December 2011, with an option on a two-year renewal under the same terms.

On April 10, 2009, Luxottica Group and Donna Karan International Inc. agreed a five-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Donna Karan and DKNY brands. The new agreement runs through December 2014, with an option for a further five-year extension.

STATEMENT OF THE OFFICER RESPONSIBLE FOR PREPARING
THE COMPANY’S FINANCIAL REPORTS

The officer responsible for preparing the company’s financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this press release corresponds to the document results, books and accounting records.

ANNUAL REPORT 2008

Deloitte.	Deloitte & Touche S.p.A,
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
LUXOTTICA GROUP S. p. A.

We have audited the accompanying consolidated financial statements of Luxottica Group S.p.A. and subsidiaries (hereinafter, “Luxottica Group” or the “Entity”), which comprise the consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of income, statement of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2008, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ancona Bari Bergamo Brascio Cagliari Genova Milano Napoli Padove Parma Parugia	Member of
Roma Torina Trevaso Verona	Deloitte Touche Tohmatsu

Sqde Legale, Via Tortonia, 25 - 20144 Milano Capitale Sociale Euro to 326.220.00. i. v.
Partita IVWCodnce Focale /Registro deile Impicle Milano n 016-19560166 R. E. A Milano 1720239

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Luxottica Group as of December 31, 2008 and 2007, and the results of operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit also included the translation of Euro amounts into U. S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U. S. dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE & TOUCHE S.p.A.

/s/ Dario Righetti
Dario Righetti
Partner

Milan, Italy
April 10, 2009

The following table sets forth our “Fixed Charge Coverage Ratio” for the periods specified:

	Year ended December 31,
	2006	2007	2008
Fixed Charge Coverage Ratio	12.34x	10.63x	6.77x

The Fixed Charge Coverage Ratio is computed by dividing earnings by total fixed charges. For the purposes of computing the Fixed Charge Coverage Ratio, earnings consist of income before provision for income taxes, interest expense, depreciation expense, amortization expense and rent expense for the four fiscal quarters most recently ended. Fixed charges consist of the sum of total interest expense and rent expense for the four fiscal quarters most recently ended.

The Company’s book value per share was €5.49 as of December 31, 2008 (book value per share equals the total stockholders’ equity divided by the number of ordinary shares outstanding).

(b)                  Pro Forma Information.

Not applicable.

ITEM 11.               Additional Information.

(a)                   Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Reassign under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)                  Other Material Information.

Not applicable.

ITEM 12.                                              Exhibits.

(a)	(1)	Offer to Reassign Share Options, dated May 15, 2009, including Summary Term Sheet.

	(2)	Form of email to be sent to eligible U.S. employees upon commencement of the Offer to Reassign, from Andrea Guerra, Chief Executive Officer of Luxottica.

(3)	Form of email to be sent to eligible U.S. employees upon commencement of the Offer to Reassign from Human Resources Department of Luxottica.

(4)	Form of Letter to Eligible Option Holders.

(5)	Form of Election Form.

(6)	Form of Notice of Withdrawal.

(7)	Form of Grant Detail Report.

(b)           Not applicable.

(d)	(1)

Luxottica Group S.p.A. 2001 Stock Option Plan, incorporated herein by reference to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 15, 2001 (File No. 333-14006).

	(2)

Luxottica Group S.p.A. 2006 Stock Option Plan, incorporated herein by reference to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 30, 2008 (File No. 333-147724).

	(3)	Form of Stock Option Agreement under Luxottica Group S.p.A. 2001 Stock Option Plan.

	(4)	Form of Stock Option Agreement under Luxottica Group S.p.A. 2006 Stock Option Plan.

	(5)

Amended and Restated Deposit Agreement, dated as of March 30, 2006, among Luxottica Group S.p.A., Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, incorporated herein by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on March 29, 2006 (File No. 333-132787).

(g)           Not applicable.

(h)           Not applicable.

ITEM 13.               Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Enrico Cavatorta

Enrico Cavatorta
Chief Financial Officer

Date: May 15, 2009

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Offer to Reassign Share Options, dated May 15, 2009, including Summary Term Sheet.

(a)(2)	Form of email to be sent to eligible U.S. employees upon commencement of the Offer to Reassign from Andrea Guerra, Chief Executive Officer of Luxottica.

(a)(3)	Form of email to be sent to eligible U.S. employees upon commencement of the Offer to Reassign from Human Resources Department of Luxottica.

(a)(4)	Form of Letter to Eligible Option Holders.

(a)(5)	Form of Election Form.

(a)(6)	Form of Notice of Withdrawal.

(a)(7)	Form of Grant Detail Report.

(d)(1)

Luxottica Group S.p.A. 2001 Stock Option Plan, incorporated herein by reference to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 15, 2001 (File No. 333-14006).

(d)(2)

Luxottica Group S.p.A. 2006 Stock Option Plan, incorporated herein by reference to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 30, 2008 (File No. 333-147724).

(d)(3)	Form of Stock Option Agreement under Luxottica Group S.p.A. 2001 Stock Option Plan.

(d)(4)	Form of Stock Option Agreement under Luxottica Group S.p.A. 2006 Stock Option Plan.

(d)(5)

Amended and Restated Deposit Agreement, dated as of March 30, 2006, among Luxottica Group S.p.A., Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, incorporated herein by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on March 29, 2006 (File No. 333-132787).